Exhibit 99.2

May 3, 2016

Algonquin Power & Utilities Corp.

NOTICE OF ANNUAL AND SPECIAL MEETING OF COMMON SHAREHOLDERS

MANAGEMENT INFORMATION CIRCULAR

Dear Shareholder,

We invite you to attend the Annual and Special Meeting of Common Shareholders on Thursday, June 9, 2016. It will be held at the head office of Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, Ontario, L6J 2X1, at 4:00 p.m. (Eastern Time).

The Board of Directors and management are looking forward to meeting with you to discuss Algonquin’s achievements in 2015 and outline some of our plans for the future of Algonquin. The meeting will provide an opportunity to ask questions and meet with management, the Board of Directors and fellow shareholders.

At the meeting, shareholders will be voting on a number of matters. Please take the time to read this Management Information Circular. It contains important information about the business to be conducted at the meeting, the Board of Director nominees, the Board of Directors’ corporate governance practices, and our approach to compensation.

It is important that you exercise your vote, either in person at the meeting, or by completing and sending in your proxy or voting instruction form prior to the meeting.

We look forward to seeing you.

Yours Sincerely,

Kenneth Moore	Ian Robertson
Chair of the Board of Directors	Chief Executive Officer

It is important to vote your shares.

Please submit your vote before the date indicated on your voting instruction form, or by Wednesday, June 8, 2016 if voting by proxy.

Notice of Annual and Special Meeting of Common Shareholders of
Algonquin Power & Utilities Corp.

Date: Thursday, June 9, 2016 Time: 4:00 p.m. (Eastern Time) Place: Algonquin Power & Utilities Corp. Suite 100, 354 Davis Road Oakville, Ontario, L6J 2X1	Business of the Annual and Special Meeting of Common Shareholders At the meeting, shareholders will be asked to:
	1.	Receive the financial statements as at and for the year ended December 31, 2015 and the auditor’s report on the statements;

	2.	Appoint the auditors of the Corporation;

	3.	Elect directors;

	4.	Consider, and if thought fit, to pass a special resolution (the full text of which is set out in Schedule “A” to this Circular) approving amendments to the articles of the Corporation;

	5.	Consider, and if thought fit, to pass a resolution (the full text of which is set out in Schedule “B” to this Circular) approving amendments to, and unallocated options under, the Corporation’s stock option plan;

	6.	Consider, and if thought fit, to pass a resolution (the full text of which is set out in Schedule “D” to this Circular) approving an amendment to the Corporation’s directors’ deferred share unit plan to increase the number of shares issuable to 1,000,000 common shares;

	7.	Consider, and if thought fit, to pass a resolution (the full text of which is set out in Schedule “F” to this Circular) approving the continuance, amendment and reinstatement of the Corporation’s shareholder rights plan;

	8.	Consider, and if thought fit, to pass a resolution (the full text of which is set out in Schedule “I” to this Circular) approving the issuance by the Corporation to Emera Incorporated (“Emera”), from time to time and subject to certain limitations specified in Schedule “I”, of Common Shares and securities convertible into Common Shares, which result in Emera’s aggregate percentage holding increasing from between 15% and 20% to greater than 20%, but less than 25% of the outstanding Common Shares of the Corporation;

	9.	Consider, and if thought fit, pass an advisory resolution (the full text of which is set out in Schedule “J” to this Circular) approving the Corporation’s approach to executive compensation, as further described in the Circular; and

	10.	Consider any other business that may be properly brought before the Annual and Special Meeting of Common Shareholders or any adjournment thereof.

By order of the Board of Directors,

Kenneth Moore, Chair of the Board of Directors

May 3, 2016

Important

If you are unable to attend the meeting in person, your voting instructions must be received by proxy no later than 4:00 p.m. (Eastern Time) on June 8, 2016.

You may vote by proxy using one of the following methods:

Internet:	Go to www.cstvotemyproxy.com and follow the instructions

Email:	Complete, sign, scan, and email the proxy to proxy@canstockta.com

Fax:	Complete, sign, and fax the proxy to 416-368-2502 or 1-866-781-3111

Telephone:	Using a touch-tone telephone, call 1-888-489-5760 and follow the instructions

Mail:	Complete, sign and return the enclosed form of proxy in the envelope provided to:

CST Trust Company
P.O. Box 721
Agincourt, Ontario
M1S 0A1

MANAGEMENT INFORMATION CIRCULAR
May 3, 2016

We are sending you this Management Information Circular to solicit proxies by and on behalf of management of Algonquin Power & Utilities Corp. for use at our Annual and Special Meeting of Common Shareholders (the “Meeting”) on June 9, 2016, or any adjournment thereof. You are entitled to receive notice of and vote at the Meeting if you were a Shareholder as of the close of business on April 25, 2016. We encourage you to review this Circular and to exercise your right to vote.

Enclosed with this Circular is a proxy or voting instruction form. The solicitation will be made primarily by mail, but proxies may also be solicited personally, in writing or by telephone by employees of the Corporation, the board of directors (“Board of Directors” or “Directors” or “Board”) of the Corporation or by the Corporation’s transfer agent, CST Trust Company, at a nominal cost. The costs of solicitation will be borne by the Corporation.

“Algonquin”, “the Corporation”, “we” and “our” means Algonquin Power & Utilities Corp., unless otherwise indicated. “Common Shareholder”, “Shareholder”, “you” and “your” means a holder of common shares (“Common Shares”) of Algonquin Power & Utilities Corp.

All dollar amounts in this Circular are expressed in Canadian dollars unless otherwise indicated.

The information in this Circular is as of May 3, 2016 unless we have stated otherwise.

Approval of this Circular

The Board of Directors has approved the content and delivery of this Management Information Circular.

Kenneth Moore
Chair of the Board of Directors
Algonquin Power & Utilities Corp.
May 3, 2016

Caution concerning forward-looking statements and non-GAAP Measures

Forward-looking statements

Certain statements included herein contain forward-looking information within the meaning of certain securities laws. These statements reflect the views of Algonquin with respect to future events, based upon assumptions relating to, among others, the performance of Algonquin’s assets and the business, interest and exchange rates, commodity market prices, and the financial and regulatory climate in which it operates. These forward looking statements include, among others, statements with respect to the expected performance of Algonquin, its future plans and its dividends to Shareholders. Statements containing expressions such as “anticipates”, “believes”, “continues”, “could”, “expect”, “estimates”, “intends”, “may”, “outlook”, “plans”, “project”, “strives”, “will”, and similar expressions generally constitute forward-looking statements.

Since forward-looking statements relate to future events and conditions, by their very nature they require Algonquin to make assumptions and involve inherent risks and uncertainties. Algonquin cautions that although it believes its assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include the impact of movements in exchange rates and interest rates; the effects of changes in environmental and other laws and regulatory policy applicable to the energy and utilities sectors; decisions taken by regulators on monetary policy; and the state of the Canadian and the United States (“U.S.”) economies and accompanying business climate. Algonquin cautions that this list is not exhaustive, and other factors could adversely affect results. Given these risks, undue reliance should not be placed on these forward-looking statements. In addition, such statements are made based on information available and expectations as of the date of this document and such expectations may change after this date. Algonquin reviews material forward-looking information it has presented, not less frequently than on a quarterly basis. Algonquin is not obligated to nor does it intend to update or revise any forward-looking statements, whether as a result of new information, future developments or otherwise, except as required by law.

Non-GAAP Financial Measures

The Corporation’s financial statements, including the audited consolidated financial statements for its fiscal year ended December 31, 2015, which will be presented at the Meeting, are prepared in accordance with U.S. generally accepted accounting principles (“U.S. GAAP”).

The terms “adjusted net earnings” and “adjusted earnings before interest, taxes, depreciation and amortization” (“Adjusted EBITDA”), are used in this Circular. The terms “adjusted net earnings” and Adjusted EBITDA are not recognized measures under U.S. GAAP (“non-GAAP measures”) and there is no standardized measure for either term. Consequently, Algonquin’s method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies.

EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. Algonquin uses these calculations to monitor the amount of cash generated by Algonquin as compared to the amount of dividends paid by Algonquin. Algonquin uses Adjusted EBITDA to assess the operating performance of Algonquin without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange, earnings or loss from discontinued operations and other typically non-recurring items. Algonquin adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the company. Algonquin believes that presentation of this measure will enhance an investor’s understanding of Algonquin’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP.

Adjusted net earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current  economic impact or items such as acquisition expenses or litigation expenses and are viewed as not directly related to a company’s operating performance. Net earnings of Algonquin can be impacted positively or negatively by gains and losses on derivative financial instruments, including foreign exchange forward contracts, interest rate swaps and energy forward purchase contracts as well as to movements in foreign exchange rates on foreign currency denominated debt and working capital balances. Adjusted weighted average shares outstanding represents weighted average shares outstanding adjusted to remove the dilution effect related to shares issued in advance of funding requirements. Algonquin uses adjusted net earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations and other typically non-recurring items as these are not reflective of the performance of the underlying business of Algonquin. Algonquin believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. It is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP.

Please refer to the Corporation’s most recent Management’s Discussion & Analysis filed on SEDAR at www.sedar.com for further information regarding Algonquin’s use of non-GAAP measures, including reconciliations to the most directly comparable U.S. GAAP financial measures.

VOTING INFORMATION

You are asked to vote on the following items:

•	The appointment of Ernst & Young LLP as auditors;

•	The election of directors for the ensuing year;

•	A special resolution approving amendments to the articles of the Corporation to increase the maximum number of directors to twenty and to allow the registered office of the Corporation to be situated anywhere in Ontario;

•	A resolution approving amendments to the Corporation’s Stock Option Plan and the unallocated options under the Stock Option Plan;

•	A resolution approving an amendment to the Corporation’s Directors’ Deferred Share Unit Plan (the “DSU Plan”) to increase the number of Common Shares issuable under the DSU Plan to 1,000,000;

•	A resolution to accept the continuance, amendment and reinstatement of the Corporation’s Shareholder Rights Plan;

•	A resolution approving the issuance by the Corporation to Emera Incorporated (“Emera”), from time to time and subject to certain limitations, of Common Shares and securities convertible into Common Shares, which result in Emera’s aggregate percentage holding increasing from between 15% and 20% to greater than 20%, but less than 25% of the outstanding Common Shares; and

•	An advisory resolution to accept the approach to executive compensation disclosed in this Circular.

Except as otherwise specified herein, a simple majority of the votes cast by proxy or in person will constitute approval of matters voted on at the Meeting.

On April 25, 2016, the record date established for notice of the Meeting, there were 259,624,148 outstanding Common Shares eligible to vote. Each outstanding Common Share is entitled to one vote. All Shareholders as of the record date are entitled to vote at the Meeting, or any adjournment, either in person or by proxy.

To the knowledge of the Directors and Officers of the Corporation, as of the date of this Circular, no person or company beneficially owned, directly or indirectly, or controlled or directed 10% or more of the Corporation’s Common Shares, except Emera Incorporated (“Emera”), which, as of the date of this Circular directly owned 50,126,766 Common Shares, representing 19.3% of the outstanding Common Shares.1 Pursuant to the terms of the strategic investment agreement dated April 29, 2011, as amended from time to time, between Emera and the Corporation (the “Strategic Investment Agreement”), Emera has control and direction of the Common Shares directly owned by Emera that represent 15% of the outstanding Common Shares (which, for the purpose of this meeting represents 38,944,393 Common Shares), while the remaining Common Shares owned by Emera are subject to contractual obligations generally requiring Emera to vote in favour of matters recommended by the Board of Directors for approval by Shareholders of the Corporation.

1 Emera owns 50,126,766 Common Shares and a total of 12,024,753 subscription receipts of the Corporation which are convertible into Common Shares on a one-for-one basis, upon the earlier (a) Emera’s election, and (b) (i) in the case of 8,708,170 of such subscription receipts, on November 14, 2016, and (ii) in the case of 3,316,583 subscription receipts, on December 29, 2016.

VOTING INSTRUCTIONS

You can vote your Common Shares by proxy or in person at the Meeting. Please follow the instructions below based on whether you are a registered or non-registered Shareholder.

Non-registered Shareholders

You are a non-registered Shareholder (“Non-Registered Holder”) if you hold Common Shares through an intermediary such as a securities broker, trustee, financial institution, or depository.

Non-Registered Holders should carefully follow the instructions of their intermediaries and their intermediaries’ service companies regarding the voting process.

The Corporation has distributed copies of the meeting materials to intermediaries for further distribution to Non-Registered Holders. Intermediaries are required to forward the meeting materials to Non-Registered Holders and seek voting instructions from them unless a Non-Registered Holder has waived the right to receive the meeting materials. Intermediaries often use service companies to forward the meeting materials to Non-Registered Holders. Generally, Non‑Registered Holders who have not waived the right to receive the meeting materials will:

(a)	be given a voting instruction form which must be completed and signed by the Non-Registered Holder in accordance with the instructions on the form (which may, in some cases, permit the completion of the voting instruction form by telephone, fax or internet); or

(b)	less typically, be given a proxy which has already been signed by the intermediary, restricted as to the number of Common Shares beneficially owned by the Non-Registered Holder, but which is otherwise uncompleted. The Non-Registered Holder who wishes to submit the proxy should properly complete and deposit it with the Corporation or CST Trust Company, as described in the notice of meeting. This proxy need not be signed by the Non-Registered Holder.

The purpose of these procedures is to permit Non-Registered Holders to direct the voting of the Common Shares which they beneficially own.

Voting in person at the Meeting

We do not have unrestricted access to the names of our Non-Registered Holders. If you attend the Meeting, we may have no record of your shareholdings or entitlement to vote, unless your intermediary has appointed you as proxyholder.

Should a Non-Registered Holder who receives a proxy signed by the intermediary wish to attend and vote at the Meeting in person (or have another person attend and vote on behalf of the Non-Registered Holder), the Non-Registered Holder should:

•	Strike out the names of the persons named in the proxy and insert the name of the Non-Registered Holder (or such other person) in the blank space provided.

•	Do not fill in the voting instructions because you will be voting at the Meeting.

•	When you arrive at the Meeting, present yourself to a representative at the registration table.

A Non-Registered Holder who receives a voting instruction form should follow the instructions for voting in person that are provided on the voting instruction form.

Changing your vote

If you have already sent your completed voting instruction form to your intermediary and you change your mind about your voting instructions, or want to vote in person at the Meeting, contact your intermediary to find out whether this is possible and what procedure to follow.

Registered Shareholders

You are a registered Shareholder if you have a share certificate for Common Shares and they are registered in your name or if you hold Common Shares through direct registration. You will find a form of proxy in this package.

Voting by proxy

Voting by proxy means you are giving the person or persons named in your form of proxy the authority to attend the Meeting, or any adjournment, and vote your Common Shares for you. Please mark your vote, sign, date, and follow the return instructions provided in the enclosed form of proxy. By doing this, you are giving the Directors or officers of Algonquin who are named in the form of proxy the authority to vote your Common Shares at the Meeting, or any adjournment.

You can choose another person or company to be your proxyholder, including someone who is not a Shareholder of Algonquin. You can do so by inserting the name of the person or company in the blank space provided on the form of proxy. If you appoint someone else, he or she must be present at the Meeting to vote your Common Shares.

Voting at the Meeting

•	You do not need to complete or return your form of proxy if you plan to vote at the Meeting.

•	Simply attend the Meeting and present yourself to a representative at the registration table.

•	You will be provided with ballots in order to vote at the Meeting.

Changing your vote

A Shareholder who has given a proxy may revoke the proxy by delivering a signed written notice, including another proxy, to the Corporation as provided below. A Shareholder may also revoke a proxy in any other manner permitted by law, but prior to the exercise of such proxy in respect of any particular matter.

How your proxy will be voted

On the form of proxy, you can indicate how you want your proxyholder to vote your Common Shares, or you can let your proxyholder decide for you. If you have specified on the form of proxy how you want your Common Shares to be voted on a particular item then your proxyholder must follow your instructions. If you have not specified on the form of proxy how you want your Common Shares to be voted on a particular item, then your proxyholder can vote your Common Shares as he or she sees fit.

Processing the votes

Proxies are counted by our transfer agent, CST Trust Company. CST Trust Company protects the confidentiality of individual Shareholder votes, except if:

•	the Shareholder clearly intends to communicate his or her individual position to the Board or management; or

•	it is necessary to comply with legal requirements.

Voting results

Following the Meeting, a report on the voting results will be available in the investor centre of our website at www.algonquinpowerandutilities.com and will be filed with securities regulators at www.sedar.com.

To be effective, proxies must be deposited with the Corporation not later than 4:00 p.m. (Eastern Time) on June 8, 2016 or, if the Meeting is adjourned, not later than 48 hours, excluding Saturdays, Sundays and holidays, preceding the time of such adjourned meeting. Proxies may also be delivered to the chair of the Meeting before the commencement of the Meeting or any adjournment thereof.

You may vote by proxy using one of the following methods:

Internet:	Go to www.cstvotemyproxy.com and follow the instructions

Email:	Complete, sign, scan, and email the proxy to proxy@canstockta.com

Fax:	Complete, sign, and fax the proxy to 416-368-2502 or 1-866-781-3111

Telephone:	Using a touch-tone telephone, call 1-888-489-5760 and follow the instructions

Mail:	Complete, sign and return the enclosed form of proxy in the envelope provided to:

CST Trust Company
P.O. Box 721
Agincourt, Ontario
M1S 0A1

MATTERS TO BE ACTED ON AT THE MEETING

1.	RECEIPT OF FINANCIAL STATEMENTS

The audited consolidated financial statements of the Corporation for its fiscal year ended December 31, 2015 are included in the Annual Report. The Annual Report, which has been mailed to Shareholders, is available in electronic format on Algonquin’s website at www.algonquinpowerandutilities.com, and will also be presented at the Meeting.

2.	APPOINTMENT OF AUDITOR

The audit committee of the Board of Directors (“Audit Committee”) has reviewed the performance of Ernst & Young LLP, including its independence relating to the audit and recommends the re-appointment of Ernst & Young LLP as Auditors. Ernst & Young LLP have been auditors of the Corporation since 2013.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment of Ernst & Young LLP as auditors of the Corporation to hold office until the end of the next annual meeting of Shareholders or until a successor is appointed.

3.	ELECTION OF DIRECTORS

The Corporation’s Articles provide that the Board is to consist of a minimum of three (3) and maximum of twelve (12) directors. Shareholders will be asked at the Meeting to approve an amendment to the Articles of the Corporation increasing the maximum number of Directors to twenty (20) (see discussion below under the heading Amendments to Articles). The number of Directors to be elected at the Meeting is nine (9). The nine (9) individuals proposed for nomination for election as Directors are listed in the “Director Nominees” section of this Circular. Under the Corporation’s by-laws, Directors are elected annually. Each Director elected at the Meeting will hold office until the end of the next annual meeting or until his or her successor is duly elected or appointed.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the appointment as Directors of the proposed nominees whose names are set out in the “Director Nominees” section of this Circular, each of whom has been a Director since the date indicated opposite the proposed nominee’s name.

Management does not contemplate that any of the proposed nominees will be unable to serve as a Director but, if that should occur for any reason prior to the Meeting, the persons named in the enclosed form of proxy reserve the right to vote for another nominee in their discretion.

4.	AMENDMENTS TO ARTICLES

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a special resolution (the “Articles of Amendment Resolution”) in the form attached as Schedule “A” to this Circular, to amend the articles of the Corporation.

The articles are proposed to be amended to:

(i)	increase the maximum number of directors of the Corporation to twenty (20) (the current maximum is twelve (12)); and

(ii)	allow the registered office of the Corporation to be situated anywhere in the Province of Ontario (it is currently limited to the Regional Municipality of Peel).

The proposed amendments will provide the Corporation with greater flexibility in its corporate governance.  Increasing the maximum number of directors to twenty (20) will provide the Corporation with additional flexibility to appoint new directors to the Board from time to time, to reflect the geographical and operational diversity of the Corporation’s businesses (including new businesses acquired by the Corporation). Similarly, allowing the registered office of the Corporation to be situated anywhere in Ontario will provide the Corporation with flexibility to move its registered office location when it would be prudent or advisable to do so.

Vote Required

In order to be effective, the Articles of Amendment Resolution must be approved by at least two-thirds of the votes cast by the Shareholders in respect thereof at the Meeting.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the Articles of Amendment Resolution, unless the Shareholder who has given the proxy has directed that the Common Shares represented thereby be voted against such resolution.

5.	APPROVAL OF AMENDMENTS TO AND UNALLOCATED OPTIONS UNDER ALGONQUIN’S STOCK OPTION PLAN

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a resolution (the “Stock Option Plan Resolution”) in the form attached as Schedule “B” to this Circular, approving certain amendments to the Corporation’s Stock Option Plan, as adopted in 2010 and amended in 2011 (the “Stock Option Plan”) and the unallocated options under the Stock Option Plan.

Amendments to the Stock Option Plan

On May 3 2016, the Board approved the following amendments to the Stock Option Plan:

(i)	a decrease in the aggregate number of Common Shares issuable on the exercise of options granted under the Stock Option Plan to 8% of the outstanding shares less the Common Shares issuable under grants under all other securities-based compensation plans of the Corporation (currently, the limit is 10% of outstanding Common Shares without regard to shares issuable under grants under other plans);

(ii)	a provision that the Corporation may withhold from amounts payable to an option holder, such amounts as may be necessary to enable the Corporation to comply with applicable requirements of tax laws relating to the withholding of tax or other required deductions with respect to options;

(iii)	a provision that, in the event that the Corporation restates its financial results, any unpaid or unexercised options may be cancelled at the discretion of the Board (or the compensation committee of the board (“Compensation Committee”)) in accordance with the terms of the Corporation’s clawback policy; and

(iv)	the incorporation of certain amendments of an administrative or housekeeping nature.

These changes are within the authority of the Board under the Stock Option Plan amending provision.

In addition to the changes noted above, the Corporation has determined that, in order to better align with current corporate governance “best practices”, it is advisable to make certain changes to the amending provision of the Stock Option Plan to explicitly require the Corporation to seek shareholder approval for any of the following amendments to the Stock Option Plan:

(i)	any increase to the maximum number or percentage of securities issuable under the Stock Option Plan;

(ii)	any change in Eligible Persons (as defined in the Stock Option Plan) that may permit the introduction or reintroduction of non-employee directors on a discretionary basis;

(iii)	any increase to the limit imposed on non-employee director participation set out in the Stock Option Plan;

(iv)	any reduction of the option price, or cancellation and reissuance of options or other entitlements, insider options granted under the Stock Option Plan; and

(v)	any extension of the term of options beyond the original expiry date of insider options.

Subject to certain limited exceptions, under the existing Stock Option Plan, amendments of the type contemplated in items (ii) through (iv) above, could be made by the Board without shareholder approval. The addition in subparagraph (i) above, is merely housekeeping in nature, since an increase to the maximum number or percentage of securities issuable under the Stock Option Plan already requires shareholder approval pursuant to the rules and policies of the Toronto Stock Exchange (the “TSX”).

The Stock Option Plan, including the above-noted amendments, is described in this Circular under the heading Statement of Executive Compensation – Description of the Stock Option Plan.

A blackline copy of the Stock Option Plan showing the above-noted amendments is attached as Schedule “C” to this Circular. Once approved, the complete text of the amended and restated Stock Option Plan will be filed on SEDAR at www.sedar.com after the Meeting.

Unallocated Options

Pursuant to the rules and policies of the TSX, unallocated options, rights or other entitlements under a TSX-listed issuer’s security-based compensation arrangement that do not have a fixed maximum number of securities issuable (which includes the Stock Option Plan) must be approved by a majority of the issuer’s directors and by the issuer’s security holders every three years.  Unallocated options were last approved on April 23, 2013 at the Corporation’s 2013 annual meeting of shareholders. As of April 23, 2016:

•	all unallocated options outstanding will be cancelled and the Corporation will not be permitted to grant further options under the Stock Option Plan until such time as the required Shareholder approval is obtained; and

•	all options that have already been allocated and granted under the Stock Option Plan that have not yet been exercised will continue unaffected in accordance with their current terms; provided that, where such an option is cancelled or terminated, it will not be available for re-grant under the Stock Option Plan until such time as the required Shareholder approval is obtained.

Based on the proposed amendments to the Stock Option Plan noted above, the aggregate number of Common Shares reserved for issuance upon the exercise of all options granted under the Stock Option Plan, together with the Common Shares issuable under grants under all other securities-based compensation arrangements of the Corporation, may not exceed 8% of the outstanding Shares.  This revised aggregate limit will be used to calculate the current number of unallocated options under the Stock Option Plan.

The number of unallocated options is calculated by subtracting (i) the number Common Shares issuable pursuant to outstanding options under the Stock Option Plan and pursuant to outstanding grants under all other securities-based compensation arrangements of the Corporation at any given time from (ii) the number calculated as 8% of the issued and outstanding Common Shares at the time.

As of April 25, 2016, the Corporation has 259,624,148 Common Shares outstanding, 5,936,590 Common Shares issuable under existing option grants (equal to approximately 2.3% of the outstanding Common Shares of the Corporation), and a maximum number of 1,500,000 Common Shares issuable from treasury under existing grants under all other securities-based compensation arrangements if the proposed amendments to the DSU Plan are approved (equal to approximately 2.9% of the outstanding Common Shares of the Corporation). Accordingly, there are currently unallocated options to purchase 13,333,342 Common Shares under the Stock Option Plan (equal to approximately 5.1% of the outstanding Common Shares of the Corporation).

Vote Required

The text of the Stock Option Plan Resolution to approve amendments to, and the unallocated options under, the Stock Option Plan, is set out in Schedule “B” to this Circular.

If the Stock Option Plan Resolution is passed at the Meeting, the Corporation will next be required to seek similar approval from the Shareholders no later than June 9, 2019.

If the Shareholders do not approve the Stock Option Plan Resolution:

•	the Corporation will not be permitted to grant further options under the Stock Option Plan until such time as the required Shareholder approval may be obtained in the future; and

•	all options that have already been allocated and granted under the Stock Option Plan (as of April 23, 2013) that have not yet been exercised will continue unaffected in accordance with their current terms; provided that, where such an option is cancelled or terminated, it will not be available for re-grant under the Stock Option Plan until such time as the required Shareholder approval may be obtained in the future.

In order to be effective, the Stock Option Plan Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by the Shareholders in respect thereof at the Meeting.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the Stock Option Plan Resolution, unless the Shareholder who has given the proxy has directed that the Common Shares represented thereby be voted against such resolution.

6.	AMENDMENT TO DSU PLAN TO INCREASE NUMBER OF SHARES ISSUABLE UNDER THE PLAN TO 1,000,000

The Board adopted the DSU Plan in June 2011 (as approved by Shareholders at Algonquin’s 2011 annual Shareholders’ meeting) and amended the DSU Plan in August 2014.

On May 3, 2016, the Board approved the deletion of the following provisions from the DSU Plan: (i) the former Section 2.4.2, which set out a 5% limit per “Eligible Director” (a director of the Corporation who is not an employee of the Corporation or an affiliate of the Corporation) on Common Shares issuable under all securities based compensation arrangements, in order to update the DSU Plan to reflect the fact that this is no longer a TSX requirement; and (ii) the former Section 2.3.2, which provided the Board with discretion to award additional deferred share units (“DSUs”) to Eligible Directors, along with the related definitions, schedule and cross-references, in order to reflect the non-discretionary nature of DSU awards. These changes are within the authority of the Board under the DSU Plan amending provision.

At the Meeting, Shareholders will be asked to consider and, if thought advisable, pass a resolution (the “DSU Plan Amendment Resolution”) in the form attached as Schedule “D” to this Circular, to change the maximum number of Common Shares available for issuance upon the vesting of DSUs. It is proposed that the existing fixed maximum of 200,000 Common Shares be amended to a fixed maximum of 1,000,000 Common Shares.

Without the amendment to the number of Common Shares issuable under the DSU Plan, the maximum number of Common Shares issuable is currently 200,000 Shares.  As of the date of this Circular, there are 174,162 DSU units outstanding. The proposed increase to the limit will allow the Corporation to expand its Board and continue to use DSUs as a key element of Board compensation to align the interests of the Directors with that of Shareholders.

The DSU Plan, including the above-notes amendments, is described in more detail below and a blackline copy of the DSU Plan showing such amendments is attached as Schedule “E” to this Circular. Once approved, the complete text of the amended DSU Plan will be filed on SEDAR at www.sedar.com after the Meeting.

Description of the DSU Plan

The DSU Plan is intended to promote a greater alignment of long-term interests between non-executive directors of the Corporation and Shareholders through the issuance of Common Shares under the DSU Plan. The Board intends to use DSUs issued under the DSU Plan, as part of the Corporation’s overall director compensation plan. Since the value of DSUs increases or decreases with the price of the Common Shares, DSUs reflect a philosophy of aligning the interests of directors with those of the Shareholders by tying compensation to share price performance. While the Corporations’ stock option plan permits issuance of stock options to Directors, the Corporation does not currently have any plans to utilize stock options as a form of director compensation.

The DSU Plan provides that, subject to the terms of the DSU Plan and such other conditions as the corporate governance committee of the Board (“Corporate Governance Committee”) may impose, an Eligible Director may elect to receive his or her Annual Cash Remuneration in the form of DSUs, cash, or any combination of DSUs and cash.

An Eligible Director’s “Annual Cash Remuneration” is all of the amounts ordinarily payable in cash to such Director in respect of the services provided by such director to the Corporation as a member of the Board in a fiscal year (including annual cash retainers and fees for serving as the Chair or a member of a Board committee).

All DSUs issued with respect to Annual Cash Remuneration will be credited to the Eligible Director’s DSU account on each conversion date (generally being the last day of a fiscal quarter or such other dates as determined by the Board or the Corporate Governance Committee), by dividing the portion of the Eligible Director’s Annual Cash Remuneration for the applicable period to be satisfied by DSUs by the Fair Market Value of the Common Shares on the conversion date. For the DSU Plan, “Fair Market Value” of the Common Shares is the volume weighted average trading price of the Common Shares on the TSX for the five days immediately preceding the date in question.

On each payment date for dividends paid on Shares, an Eligible Director’s DSU account will also be credited with dividend equivalents on the DSUs credited to such account as of the record date for such dividends. Such dividend equivalents shall be converted into additional DSUs (including fractional DSUs) based on the Fair Market Value of the Common Shares as of the date on which the dividends on the Common Shares are paid.

Each participant in the DSU Plan shall be entitled to redeem his or her DSUs following the date upon which the non-executive Director ceases to hold any position as a Director of the Corporation and its affiliates and is no longer otherwise employed by the Corporation or its affiliates, including in the event of death of the participant (the “Termination Date”). The non-executive Director may elect up to two separate dates, between the Termination Date and December 15 of the year following year in which the Termination Date occurs, as of which either a portion or all of the DSUs credited to such Director’s account shall be redeemed (each such date being an “Entitlement Date”). For Directors resident or a citizen of the United States (each a “US Director”), such election must be made at the same time a US Director elects to receive DSUs.

In addition, the DSU Plan contains certain terms and conditions relating to administration of the DSU Plan with respect to US Directors and elections by US Directors under the DSU Plan, so as to ensure compliance with Section 409A of the U.S. Internal Revenue Code of 1986, as amended and applicable regulations thereunder.

Where the non-executive Director does not select an Entitlement Date or Entitlement Dates, there will be a single Entitlement Date being December 15 of the year following the year in which the such Director’s Termination Date occurs (subject to extension, to no later than December 31 of such year, in the event that the Corporate Governance Committee is unable to compute the final value of DSUs recorded in the director’s DSU account by reason of unavailability of market value data), other than in the case of the death of a US Director, in which circumstances payment shall be made no later than December 31 of the calendar year in which the death occurs or, if later, the 15th day of the third month following such US Director’s date of death.

An Eligible Director (or the beneficiary of an Eligible Director, as the case may be) who redeems DSUs is entitled to receive cash, Common Shares or a combination of cash and Shares, at the discretion of the Board. Where settlement of any DSUs is made in cash, the Eligible Director (or his or her beneficiary) will, subject to any withholding tax, receive a lump sum cash payment equal to the Fair Market Value on the payment date multiplied by the number of whole and fractional DSUs being settled by way of such cash payment. Settlement of DSUs in Common Shares may be made by Common Shares issued from treasury (without the issuance of any fractional Shares, the entitlement for which will be cancelled without payment) or through Common Shares purchased on the open market by an independent broker.

Rights of Eligible Directors respecting DSUs and other benefits under the DSU Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.

The Board may without Shareholder approval amend, suspend or cancel the DSU Plan or DSUs granted thereunder as it deems necessary or appropriate, provided that:

(a)	any approvals required under applicable law or the applicable stock exchange rules are obtained;

(b)	Shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Common Shares issuable from treasury under the DSU Plan; (ii) a change in the definition of Fair Market Value which would result in a decrease in the value of DSUs redeemed under the DSU Plan; (iii) a change in the term of any DSUs; (iv) a change in the vesting provisions of the DSU Plan; or (v) an amendment to the amending provisions of the DSU Plan; and

(c)	no such amendment shall, without the consent of the Eligible Director or unless required by law, adversely affect the rights of an Eligible Director with respect to any amount in respect of which an Eligible Director has then elected to receive DSUs or DSUs which the Eligible Director has then been granted under the DSU Plan.

Under the current version of the DSU Plan, the maximum number of Common Shares reserved for issuance under the DSU Plan is currently set at 200,000 (which represents approximately 0.08% of the issued and outstanding Common Shares as of April 25, 2016), and may not exceed, in combination with all other securities-based compensation arrangements of the Corporation (including the Corporation’s Stock Option Plan) 8% of the issued and outstanding Common Shares of the Corporation from time to time. As of April 25, 2016, 174,162 Common Shares are issuable under current DSU awards made, which represents approximately 0.07% of the current issued and outstanding Common Shares of the Corporation.

As set out in the DSU Plan Amendment Resolution, the maximum number of Common Shares reserved for issuance under the DSU Plan is proposed to be increased to 1,000,000.

The DSU Plan also provides that the maximum number of Common Shares issuable to insiders (as that term is defined by the TSX) pursuant to the DSU Plan, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement of the Corporation, will not exceed 10% of the total number of outstanding Common Shares. Further, the maximum number of Common Shares issuable to insiders pursuant to the DSU Plan, issued within a one year period, together with any Common Shares issuable pursuant to any other securities-based compensation arrangement of the Corporate shall not exceed 10% of the total number of outstanding Common Shares.

Vote Required

The text of the DSU Plan Amendment Resolution is set out in Schedule “D” to this Circular.  In order to be effective, the DSU Plan Resolution must be approved by a simple majority of 50% plus one vote of the votes cast by the Shareholders in respect thereof at the Meeting.  If the Shareholders do not approve the amendment to the DSU Plan, the existing maximum for the DSU Plan will remain in place.

The Board has concluded that amending the DSU Plan is in the best interest of the Corporation and its Shareholders, and unanimously recommends that the Shareholders approve the proposed amendment to the DSU Plan by voting FOR this resolution at the Meeting.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the DSU Plan Amendment Resolution, unless the shareholder who has given the proxy has directed that the Common Shares represented thereby be voted against such resolution.

7.	CONTINUATION, AMENDMENT AND RESTATEMENT OF THE SHAREHOLDER RIGHTS PLAN

The Corporation adopted a shareholder rights plan (the “Rights Plan”) effective June 9, 2010.  The Rights Plan was reconfirmed and approved in an amended and restated form at an annual meeting of Shareholders held on April 23, 2013.

At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass, with or without amendment, a resolution (the “Rights Plan Resolution”) approving the continuation, amendment and restatement of the Rights Plan. The text of the Rights Plan Resolution is attached as Schedule “F” hereto.  If the Rights Plan Resolution is not passed, the Rights Plan will terminate at the termination of the Meeting.  If the Rights Plan resolution is passed, the Rights Plan will require reconfirmation by Shareholders at the 2019 annual meeting of Shareholders.

Background

On February 25, 2016, the Canadian Securities Administrators (the “CSA”) published amendments to the take-over bid regime that are expected to take effect on May 9, 2016.  The amendments will, among other things, lengthen the minimum bid period to 105 days (from the current 35 days), require that all non-exempt take-over bids meet a minimum tender requirement of more than 50% of the outstanding securities of the class that are subject to the bid, and require a ten day extension after the minimum tender requirement is met.  Regarding the minimum bid period, a target issuer will have the ability to voluntarily reduce the period to not less than 35 days. Additionally, the minimum period may be reduced due to the existence of certain competing take-over bids or alternative change in control transactions.

As the announced amendments, once implemented, will not apply to exempt take-over bids, there will continue to be a role for rights plans in protecting issuers and preventing the unequal treatment of shareholders. Some remaining areas of concern include:

•	protecting against “creeping bids” (the accumulation of more than 20% of the Common Shares through purchases exempt from Canadian take-over bid rules, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all Shareholders, (ii) acquiring control through the slow accumulation of Common Shares not available to all Shareholders, (iii) acquiring control through the slow accumulation of Common Shares over a stock exchange without paying a control premium, or (iv) through other transactions outside of Canada not subject to Canadian take-over bid rules), and requiring the bid to be made to all Shareholders; and

•	preventing a potential acquirer from entering into lock-up agreements with existing Shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the Rights Plan.

By applying to all acquisitions of greater than 20 per cent of shares, except in limited circumstances including “Permitted Bids”, the Rights Plan is designed to ensure that all Shareholders receive equal treatment.  In addition, there may be circumstances where bidders request lock-up agreements that are not in the best interest of the Corporation or its Shareholders.

As a result of the foregoing, the Board has determined that it is advisable and in the best interests of the Corporation and its Shareholders that the Corporation has in place a Shareholder rights plan in the form of the Rights Plan.

Proposed Amendments to the Rights Plan

The only substantive amendment proposed to the Rights Plan is to extend the period of time a Permitted Bid must remain open solely to reflect the above-noted changes to the take-over bid regime by the CSA. To ensure the Permitted Bid definition in the Rights Plan remains aligned with the minimum period a take-over bid must remain open under applicable Canadian securities laws, the proposed amendments to the Rights Plan include:

•	amending the definition of Permitted Bid to be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws; and

•	certain additional non-substantive, technical and administrative amendments, including to align the definition of a Competing Permitted Bid to the minimum number of days as required under Canadian securities laws.

A summary of the purpose and key features of the Rights Plan is attached as Schedule “G” hereto. The complete text of the existing Rights Plan is available on the Corporation’s website at www.algonquinpowerandutilities.com. Copies of both the current Rights Plan and the proposed amended and restated Rights Plan are also available to any Shareholder upon request to the Vice President, Investor Relations of the Corporation. Shareholders wishing to receive a copy of the Rights Plan should contact the Vice President, Investor Relations of the Corporation by telephone at 905-465-4500 or by facsimile at 905-465-4514. If approved, the complete text of the Rights Plan will be filed on SEDAR at www.sedar.com after the Meeting.

Vote Required

The Rights Plan has been conditionally approved by the TSX, subject to Shareholder approval as discussed below.

To be effective, the Rights Plan Resolution must be approved by (i) a simple majority of 50% plus one vote of the votes cast in favour of the Rights Plan by all Shareholders, whether in person or by proxy, at the Meeting and (ii) a simple majority of 50% plus one vote of the votes cast in favour of the Rights Plan by all Shareholders, whether in person or by proxy, at the Meeting, excluding the votes attached to Common Shares owned by Emera or its affiliates, associates and/or insiders.  If the Rights Plan Resolution is passed at the Meeting, then the Rights Plan will become effective as of the date the Rights Plan Resolution is passed. If the Rights Plan Resolution is not passed at the Meeting, the Rights Plan will not become effective and the current Rights Plan will terminate at the termination of the Meeting.

Recommendation of the Board of Directors

The Board has reviewed the Rights Plan for conformity with current practices of Canadian issuers with respect to Shareholder rights plan design. Based on its review, the Board has determined that it is advisable and in the best interests of the Corporation and its Shareholders that the Corporation has in place a shareholder rights plan in the form of the Rights Plan. Accordingly, the Board recommends a vote FOR the continuation, amendment and restatement of the Rights Plan.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the Rights Plan Resolution, unless the Shareholder who has given the proxy has directed that the Common Shares represented thereby be voted against such resolution.

The Board reserves the right to alter any terms of or not proceed with the Rights Plan at any time prior to the Meeting if the Board determines that it would be in the best interests of the Corporation and its Shareholders to do so, in light of developments subsequent to the date of this Circular.

8.	ISSUANCE OF COMMON SHARES AND SECURITIES CONVERTIBLE INTO COMMON SHARES TO EMERA

At the Meeting, Shareholders will be asked to consider, and if thought advisable, pass, with or without amendment, a resolution (the “Emera Share Issuance Resolution”) approving the issuance by the Corporation, from time to time, of Common Shares and securities convertible into Common Shares to Emera, which result in Emera’s aggregate percentage holding increasing from between 15% and 20% to greater than 20%, but less than 25% of the outstanding Common Shares of the Corporation, provided that such authorization shall not apply to a transaction that closes (i) after June 9, 2019 or (ii) at a time when Emera’s percentage holding has fallen below 20% for a period of greater than thirty (30) days. The text of the Emera Share Issuance Resolution is attached as Schedule “I” hereto.

Note that any securities convertible into Common Shares and held by Emera are included in the calculation of Emera’s percentage holdings for the purposes of the Emera Share Issuance Resolution.

Background

The Strategic Investment Agreement establishes how the Corporation and Emera will work together to pursue specific strategic investments of mutual benefit. The Strategic Investment Agreement was approved by Shareholders on June 21, 2011 and has not been amended.

The Strategic Investment Agreement allows Emera in certain circumstances to increase its holdings of Common Shares to up to 25% of the outstanding Common Shares and to maintain such holding. The Strategic Investment Agreement also imposes certain voting restrictions and requirements on Common Shares held by Emera in excess of 15% of the outstanding Shares.

As of April 25 2016, Emera holds an aggregate of 50,126,766 Common Shares and 12,024,753 subscription receipts convertible into the same number of Common Shares, representing approximately 23.9% of the outstanding Common Shares (assuming the full conversion of the subscription receipts into Common Shares).

The Corporation may issue Common Shares under private placements, prospectus offerings, its dividend reinvestment plan, security-based compensation arrangements and other transactions from time to time. Emera may elect not to participate in such placements or offerings or otherwise acquire shares in order to maintain its pro rata percentage of outstanding Shares. In such case, Emera’s percentage holding of the outstanding Common Shares will be diluted and it is possible that Emera’s percentage holdings may, from time to time, be diluted to below 20% as a result.

The 20% threshold is considered important because, absent evidence to the contrary, a person is deemed under Canadian securities laws to be able to affect material control of a reporting issuer if the person (together with any other persons acting in concert) holds more than 20% of the voting securities of the reporting issuer.

As noted, the Strategic Investment Agreement allows Emera to increase its holdings to up to 25% of the outstanding Common Shares and the voting requirements thereunder apply to Emera’s holdings in excess of 15% of the outstanding Common Shares. Given that Shareholders have previously approved the Strategic Investment Agreement and the fact that Emera has already exceeded the 20% threshold, the Board believes it is in the best interest of the Corporation to obtain Shareholder approval in advance for future issuances by the Corporation, from time to time, of Common Shares and securities convertible into Common Shares to Emera, which result in Emera’s aggregate percentage holding increasing from between 15% and 20% to greater than 20%, but less than 25% of the outstanding Common Shares of the Corporation, provided that such authorization shall not apply to a transaction that closes (i) after June 9, 2019 or (ii) at a time when Emera’s percentage holding has fallen below 20% for a period of greater than thirty (30) days.

Vote Required

In order to be effective, the Emera Share Issuance Resolution must be approved by a simple majority of 50% plus one vote of the votes cast in favour of the Emera Share Issuance Resolution by all shareholders, whether in person or by proxy, at the Meeting, excluding the votes attached to Common Shares owned by Emera.

Recommendation by the Board of Directors

The Board believes it is in the best interests of the Corporation for Shareholders to pass the Emera Share Issuance Resolution, as this is consistent with and gives effect to the intention of the Strategic Investment Agreement.

In the absence of a contrary instruction, the persons named in the enclosed form of proxy intend to vote FOR the Emera Share Issuance Resolution, unless the shareholder who has given the proxy has directed that the Common Shares represented thereby be voted against such resolution.

9.	ADVISORY VOTE ON EXECUTIVE COMPENSATION

In 2012, the Board adopted a policy to annually provide Shareholders with an advisory vote, based on the Model ‘Say on Pay’ Policy for Boards of Directors published by the Canadian Coalition for Good Governance.

The Board believes that Shareholders should have the opportunity to fully understand the objectives, philosophy and principles the Board has used in its approach to executive compensation decisions and to have an advisory vote on the Board’s approach to executive compensation.

Shareholders should review the “Letter to Shareholders” beginning on page 39, the “Corporate Governance Practices” section beginning on page 25, and the “Compensation Governance” section beginning on page 34 of this Circular before voting on this matter. The “Compensation Discussion & Analysis” section beginning on page 45 discusses the Corporation’s compensation philosophy and approach to executive compensation, what our named executive officers (“Named Executive Officers” or “NEOs”, as defined under the heading Compensation Discussion & Analysis – Named Executive Officer Compensation) are paid and how their level of compensation is determined. This disclosure has been approved by the Board of Directors on the recommendation of the Compensation Committee of the Board (“Compensation Committee”).

We encourage any Shareholder who has comments on the Corporation’s approach to executive compensation to forward these comments to the chair of the Compensation Committee of the Board (“Compensation Committee”) at Algonquin Power & Utilities Corp., 354 Davis Drive, Suite 100, Oakville, Ontario, L6J 2X1, Attention: Corporate Secretary.

At the Meeting, Shareholders will have the opportunity to vote on the Corporation’s approach to executive compensation through consideration of the advisory resolution set out in Schedule “J” of this Circular.

As this is an advisory vote, the results will not be binding upon the Board. However, the Board will take into account the results of the vote, together with feedback received from Shareholders in the course of Shareholder engagement activities, in considering its approach to executive compensation in the future.

Unless otherwise instructed, the persons designated in the form of proxy intend to vote FOR the advisory resolution on executive compensation.

DIRECTOR NOMINEES

The following pages set forth the name and background information with respect to the nine (9) persons proposed for nomination for election as Directors, including the name and jurisdiction of residence of such person, principal occupation or employment for the past five (5) years and a summary of their experience, the date each such person was first elected as a Director, and the number of Common Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, by such person (as furnished by the respective nominee). The aggregate number of Common Shares held by Directors and Officers of the Corporation is 987,442 which represents 0.4% of the issued and outstanding Common Shares.

Majority Voting for Election of Directors

In 2011, the Board adopted a majority voting policy with respect to the election of Directors. In March 2014, the Board adopted amendments to the policy to comply with amendments to the TSX Company Manual that came into effect on June 30, 2014 and further amended the policy effective May 3, 2016.

Under the Corporation’s majority voting policy, as amended, where a nominee for Director (the “Subject Director”) is not elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election, the Subject Director must immediately tender his or her resignation to the Board. The Corporate Governance Committee will, within 90 days of the Shareholder’s meeting, determine whether to accept the Subject Director resignation, which resignation should be accepted absent exceptional circumstances. The resignation will become effective when accepted by the Board.

As soon as practicable following receipt of the resignation of the Subject Director:

(a)	the Corporation will issue a press release with the Board’s decision including, in the case of the Board not accepting the resignation, the reasoning behind such decision, a copy of which press release will be provided to the TSX; and

(b)	the Board may (i) leave the resultant vacancy on the Board unfilled until the next annual meeting of Shareholders of the Corporation; (ii) fill the vacancy through the appointment of a Director whom the Board considers to merit the confidence of the Shareholders of the Corporation; or (iii) call a special meeting of the Shareholders of the Corporation to consider the election of a nominee recommended by the Board to fill the vacant position.

The Subject Director will not participate in any meetings of the Board at which his or her resignation is considered. However, in certain circumstances, the Subject Director may be present at the beginning of such meeting for the purposes of meeting quorum requirements, then shall recuse himself or herself and shall not participate in such meeting.

Following any uncontested meeting at which Directors are elected, the Corporation will issue a news release disclosing the detailed voting results for each director candidate. If a formal count is not conducted, votes represented by proxy shall be disclosed.

The majority voting policy applies only in circumstances involving an uncontested election of Directors, meaning an election in which the number of nominees for Director is equal to the number of Directors to be elected.

In 2015, individual Directors received support from Shareholders, and since the adoption of the Majority Voting Policy, all Director nominees have received a majority “for” vote at the Corporation’s meetings of Shareholders.

Director Profiles

Christopher Ball
Independent Director since: 2009(1) Age: 65 Toronto, Ontario Canada	Securities Held
	Year	Common Shares (#)	DSUs (#)	Value of shares and DSUs ($)	Meets Security Ownership Guidelines
	2016 YTD	24,200	30,676	585,523	Yes
	2015	24,200	28,351	560,715	Yes
	2014	24,200	22,691	448,193	Yes
Christopher Ball is the Executive Vice President of Corpfinance International Limited and President of CFI Capital Inc., both of which are boutique investment banking firms. From 1982 to 1988 Mr. Ball was Vice President at Standard Chartered Bank of Canada, with responsibilities for the Canadian branch operations. Prior to that, Mr. Ball held various managerial positions with the Canadian Imperial Bank of Commerce. He is a member of the Hydrovision International Advisory Board, was a director of Clean Energy BC, and is a recipient of the Clean Energy BC Lifetime Achievement Award.

Melissa Barnes
Independent Age: 48 Carmel, Indiana United States	Securities Held
	Year	Common Shares (#)	DSUs (#)	Value of shares and DSUs ($)	Meets Security Ownership Guidelines
	2016 YTD	-	-	-	Target 2021(2)

Melissa Barnes has been Senior Vice President, Enterprise Risk Management, and Chief Ethics and Compliance Officer for Eli Lilly and Company since January, 2013. Reporting directly to the CEO and Board of Directors, she is an executive officer and serves as a member of the company’s executive committee. She previously held the role of Vice President, Deputy General Counsel from 2012 to 2013; and General Counsel, Lilly Diabetes and Lilly Oncology and Senior Director and Assistant General Counsel from 2010 - 2012. She holds a Bachelor of Science in Political Science & Government (highest distinction) from Purdue University and a Juris Doctorate from Harvard Law School. Ms. Barnes is a member of several professional organizations including Ethisphere - Business Ethics Leadership Alliance; CEB, Corporate Ethics Leadership Council; Conference Board, Global Council on Business Conduct; Healthcare Businesswomen’s Association, and is a Licensed Attorney with the Indiana State Bar. Other board positions include The Center for the Performing Arts (Vice Chair), Visit Indy, The Children’s Museum, and The Great American Songbook Foundation.

Christopher Huskilson
Independent Director since: 2009(3) Age: 58 Wellington, Nova Scotia, Canada	Securities Held
	Year	Common Shares (#)	DSUs (#)	Value of shares and DSUs ($)	Meets Security Ownership Guidelines
	2016 YTD	Nil(4)	N/A(5)	N/A	N/A(4)
	2015	Nil(4)	N/A(5)	N/A	N/A(4)
	2014	Nil(4)	N/A(5)	N/A	N/A(4)
Christopher Huskilson has been the President and Chief Executive Officer of Emera, a North American energy and services company, since November 2004. He is also chair of Emera Maine, a Director of Nova Scotia Power Inc. and serves as the chair or as a director of a number of other Emera affiliated companies. Mr. Huskilson has held a number of positions within Nova Scotia Power Inc. and its predecessor, Nova Scotia Power Corporation, since June 1980. Mr. Huskilson holds a Bachelor of Science in Engineering and a Master of Science in Engineering from the University of New Brunswick.

Christopher Jarratt
Non-Independent Vice Chairman Director since: 2010 Age: 57 Oakville, Ontario Canada	Securities Held
	Year	Common Shares(6) (#)	DSUs (#)	Value of shares and DSUs ($)	Meets Security Ownership Guidelines
	2016 YTD	1,205,062	N/A	12,858,012	Yes
	2015	415,525	N/A	4,433,673	Yes
	2014	413,925	N/A	3,956,387	Yes
Mr. Jarratt is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 which is the predecessor organization to the Corporation. Between 1997 and 2009, Mr. Jarratt was a principal in Algonquin Power Management Inc. which managed Algonquin Power Company (formerly Algonquin Power Income Fund). Since 2010, Mr. Jarratt has been a Board member and served as Vice Chair of Algonquin. Christopher Jarratt has over 25 years of experience in the independent electric power and utility sectors. Mr. Jarratt earned an Honours Bachelor of Science degree from the University of Guelph in 1981 specializing in water resources engineering and holds an Ontario Professional Engineering designation. In 2009, Mr. Jarratt completed the Chartered Director program of the Directors College (McMaster University) and holds the certification of Ch. Dr. (Chartered Director). In addition, Mr. Jarratt was co-recipient of the 2007 Ernst & Young Entrepreneur of the Year finalist award.

Kenneth Moore
Independent Chairman Director since: 2009(7) Age: 57 Toronto, Ontario Canada	Securities Held
	Year	Common Shares (#)	DSUs (#)	Value of shares and DSUs ($)	Meets Security Ownership Guidelines
	2016 YTD	18,000	91,153	1,164,660	Yes
	2015	18,000	83,580	1,083,856	Yes
	2014	18,000	59,902	744,603	Yes
Kenneth Moore is the Managing Partner of NewPoint Capital Partners Inc., an investment banking firm. From 1993 to 1997, Mr. Moore was a senior partner at Crosbie & Co., a Toronto mid-market investment banking firm. Prior to investment banking, he was a Vice-President at Barclays Bank where he was responsible for a number of leveraged acquisitions and restructurings. Mr. Moore holds a Chartered Financial Analyst designation. Additionally, he has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director).

Ian Robertson
Non-Independent CEO of Algonquin Director since: 2010 Age: 56 Oakville, Ontario Canada	Securities Held
	Year	Common Shares(8) (#)	DSUs (#)	Value of shares and DSUs ($)	Meets Security Ownership Guidelines
	2016 YTD	1,353,422	N/A	14,441,013	Yes
	2015	325,472	N/A	4,773,149	Yes
	2014	436,273	N/A	4,169,985	Yes
Ian Robertson is the Chief Executive Officer of the Corporation. Mr. Robertson is a founder and principal of Algonquin Power Corporation Inc., a private independent power developer formed in 1988 which was a predecessor organization to Algonquin. Mr. Robertson has over 25 years of experience in the development of electric power generating projects and the operation of diversified regulated utilities. Mr. Robertson is an electrical engineer and holds a Professional Engineering designation through his Bachelor of Applied Science degree awarded by the University of Waterloo. Mr. Robertson earned a Master of Business Administration degree from York University, a Global Professional Master of Laws degree from the University of Toronto, and holds a Chartered Financial Analyst designation. Additionally, he has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director). Commencing in 2013, Mr. Robertson has served on the Board of Directors of the American Gas Association.

Masheed Saidi
Independent Director since: 2014 Age: 61 Dana Point, California, United States	Securities Held
	Year	Common Shares (#)	DSUs (#)	Value of shares and DSUs ($)	Meets Security Ownership Guidelines
	2016 YTD	1,000	7,122	86,659	Target 2019(9)
	2015	1,000	5,259	67,780
	2014	1,000	-	9,558
Masheed Saidi has over 30 years of operational and business leadership experience in the electric utility industry. Ms. Saidi is an Executive Consultant of Energy Initiatives Group, a specialized group of experienced professionals that provide technical, commercial and business consulting services to utilities, ISOs, government agencies and other organizations in the energy industry. Between 2005 and 2010, Ms. Saidi was the Chief Operating Officer and Executive Vice President of US Transmission for National Grid USA, for which she was responsible for all aspects of US transmission business. Ms. Saidi previously served on the Board of Directors of the Northeast Energy and Commerce Association and served as chair of the board for the non-profit organization Mary’s Shelter. She earned her Bachelors in Power System Engineering from Northeastern University and her Masters of Electrical Engineering from the Massachusetts Institute of Technology. Ms. Saidi is a Registered Professional Engineer (P.E.).

Dilek Samil
Independent Director since: 2014 Age: 60 Las Vegas, Nevada, United States	Securities Held
	Year	Common Shares (#)	DSUs (#)	Value of shares and DSUs ($)	Meets Security Ownership Guidelines
	2016 YTD	5,000	7,235	130,544	Target 2019(10)
	2015	5,000	5,259	109,460
	2014	-	-	-
Dilek Samil has over 30 years of finance, operations and business experience in both the regulated energy utility sector as well as wholesale power production. Ms. Samil joined NV Energy as Chief Financial Officer and retired as Executive Vice President and Chief Operating Officer. Prior to her role at NV Energy, Ms. Samil gained considerable experience in generation and system operations as President and Chief Operating Officer for CLECO Power. Ms. Samil also served as CLECO’s Chief Financial Officer and led the company’s efforts in the restructuring of its wholesale and power trading activities. Prior to NV Energy and Cleco, Ms. Samil spent about 20 years at NextEra where she held positions of increasing responsibility, primarily in the finance area. Ms. Samil holds a Bachelor of Science from the City College of New York and a Masters of Business Administration from the University of Florida.

George Steeves
Independent Director since: 2009(11) Age: 66 Aurora, Ontario Canada	Securities Held
	Year	Common Shares (#)	DSUs (#)	Value of shares and DSUs ($)	Meets Security Ownership Guidelines
	2016 YTD	17,241(12)	37,977	599,844	Yes
	2015	17,241(12)	35,023	568,327	Yes
	2014	17,241(12)	27,648	438,616	Yes
George Steeves is the principal of True North Energy, an energy consulting firm specializing in the provision of technical and financial due diligence services for renewable energy projects. From January 2001 to April 2002, Mr. Steeves was a division manager of Earthtech Canada Inc. Prior to January 2001, he was the President of Cumming Cockburn Limited, an engineering firm, and has extensive financial expertise in acting as a chair, director and/or audit committee member of public and private companies, including the Corporation, and formerly Borealis Hydroelectric Holdings Inc. and KMS Power Income Fund. Mr. Steeves received a Bachelor and Masters of Engineering from Carleton University and holds the Professional Engineering designation in Ontario and British Columbia. Additionally he has completed the Chartered Director program of the Directors College (McMaster University) and has the certification of Ch. Dir. (Chartered Director).

NOTES

(1)	Prior to becoming a director of the Corporation, from 2002 to 2009, Mr. Ball served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

(2)	Ms. Barnes will have until 2021 to achieve ownership targets under the guidelines.

(3)	Prior to becoming a Director of the Corporation, from July 2009 to October 2009, Mr. Huskilson served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

(4)	Mr. Huskilson is the President and Chief Executive Officer of Emera which owns 50,126,766 Common Shares of the Corporation. The Board determined that the guidelines are not applicable to Mr. Huskilson personally.

(5)	Director fees can be paid in part by the issuance of DSUs, as elected by each director. Director fees owed to Mr. Huskilson are paid directly to Emera. As a result no DSUs are held by Mr. Huskilson.

(6)	Mr. Jarratt owns 1,094,110 Common Shares and Algonquin Power Corporation (CKJ) Inc. (a private corporation owned by Mr. Jarratt) owns 110,952 Common Shares. Mr. Jarratt exercises control and direction over the Common Shares owned by Algonquin Power Corporation (CKJ) Inc.

(7)	Prior to becoming a director of the Corporation, from 1998 to 2009, Mr. Moore served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

(8)	Mr. Robertson directly owns 1,223,365 Common Shares and Techno Whiz Kid Inc. (a private corporation owned by Mr. Robertson) owns 130,057 Common Shares. Mr. Robertson exercises control and direction over the Common Shares owned by Techno Whiz Kid Inc.

(9)	Ms. Saidi became a director in 2014 and has until 2019 to achieve ownership targets under the guidelines.

(10)	Ms. Samil became a director in 2014 and has until 2019 to achieve ownership targets under the guidelines.

(11)	Prior to becoming a director of the Corporation, from 1997 to 2009, Mr. Steeves served as a Trustee of Algonquin Power Income Fund, the predecessor organization to the Corporation.

(12)	Mr. Steeves directly owns 14,327 Common Shares and Mr. Steeves’ spouse owns 2,914 Common Shares. Mr. Steeves exercises control and direction over the Common Shares owned by his spouse.

Meeting Attendance

In order to govern effectively, Directors are expected to attend all Board meetings, all of their committee meetings, and the annual meeting of Shareholders. Directors can participate by telephone if they are unable to attend meetings in person. The Board must have a majority of Directors in attendance to hold a meeting and transact business. In 2015, the Board and committees met in-camera without management present at all meetings and the independent Directors met in-camera at each Board meeting.

The following table shows the number of the Board of Directors, and Audit, Governance, and Compensation Committee meetings each director attended in 2015. All Directors attended the 2015 annual meeting of Shareholders. Board committees operate independently of management, so the CEO and Vice Chair are not members of any Board committee. In addition, there were a total of 22 other meetings held in 2015 that were attended by various Board members.

Name	Independent	Board		Audit Committee		Compensation Committee		Governance Committee
Christopher Ball	Yes	12 of 12	100%	4 of 4	100%	4 of 4	100%	N/A	N/A
Christopher Huskilson	Yes	10 of 12	84%	N/A	N/A	4 of 4	100%	2 of 2	100%
Christopher Jarratt	No	12 of 12	100%	N/A	N/A	N/A	N/A	N/A	N/A
Kenneth Moore	Yes	12 of 12	100%	4 of 4	100%	N/A	N/A	2 of 2	100%
Ian Robertson	No	12 of 12	100%	N/A	N/A	N/A	N/A	N/A	N/A
Masheed Saidi	Yes	12 of 12	100%	N/A	N/A	4 of 4	100%	2 of 2	100%
Dilek Samil	Yes	12 of 12	100%	4 of 4	100%	N/A	N/A	N/A	N/A
George Steeves	Yes	12 of 12	100%	4 of 4	100%	N/A	N/A	2 of 2	100%

2015 Director Voting Results

The table below shows the voting results for each of the nominated directors who stood for election at our 2015 annual meeting of Shareholders.

Name	Independent	% Voted For	% Withheld
Christopher Ball	Yes	99.11%	0.89%
Christopher Huskilson	Yes	92.23%	7.77%
Christopher Jarratt	No	99.16%	0.84%
Kenneth Moore	Yes	99.73%	0.27%
Ian Robertson	No	99.43%	0.57%
Masheed Saidi	Yes	99.40%	0.60%
Dilek Samil	Yes	99.38%	0.62%
George Steeves	Yes	99.44%	0.56%

Corporate Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the Corporation’s knowledge, no proposed director of the Corporation is, or within the 10 years prior to the date hereof has been, a director, chief executive officer or chief financial officer of any company (including Algonquin) that (i) was subject to an order that was issued while acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to such an order that was issued after that person ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while the person was acting in that capacity.

Except as stated herein, no proposed director of the Corporation is, as at the date of this Circular, or has been within 10 years before the date of this Circular, a director or executive officer of any company (including Algonquin) that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.  In addition, no proposed director of the Corporation has, within the 10 years before the date of this Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of that person. Mr. Moore was a director of Telephoto Technologies Inc., a private sports and entertainment media company. Telephoto Technologies Inc. was placed into receivership in August 2010, by Venturelink Funds.  Mr. Moore resigned from the board of directors of Telephoto Technologies Inc. in April, 2010.

To the Corporation’s knowledge, no proposed director has been subject to (i) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or (ii) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable Shareholder in deciding whether to vote for a proposed director.

Board Diversity

The Board recognizes the benefits of promoting diversity, both within Algonquin and its subsidiaries, and at the Board of Directors level. We believe a board with a diverse mix of experience, backgrounds, gender, age, and geographic areas representing the locations where we do business has a positive impact on governance and the Corporation. The Corporate Governance Committee reviews Board diversity every year as part of its review of the composition of the Board of Directors. The Corporate Governance Committee recommends ways to enhance diversity, which can include representative targets for gender, geography, and age.

Female Representation

The Board is currently considering the adoption of a diversity policy in order to address emerging trends in business and in order to develop access to diverse talent. The Board has proactively taken steps to develop gender diversity on the Corporation’s Board of Directors and the Corporation has nominated three female Directors for election at the Meeting. The list of Director nominees includes three women out of nine Director nominees, or 33.3%. The three nominees have extensive experience either in the regulated utility industry or in risk management, and also bring geographic diversification to the Board of Directors.

Director Skills Matrix

The following chart outlines the key areas of expertise and experience for each Director nominee.

	Total	Christopher Ball	Melissa Barnes	Christopher Huskilson	Christopher Jarratt	Kenneth Moore	Ian Robertson	Masheed Saidi	Dilek Samil	George Steeves
Independent: In accordance with Section 1.4 of National Instrument 52-110	7	X	X	X		X		X	X	X
CEO/Senior Executive: CEO or senior executive experience with large publicly traded organization	6		X	X	X		X	X	X
Governance/Other Directorships: Director of public company and/or significant governance role	7		X	X	X	X	X		X	X
Customer/Stakeholder: Experience in managing stakeholders or represents stakeholder group	7	X		X	X	X	X	X	X
Energy Sector: Senior executive experience in the energy sector	7	X		X	X		X	X	X	X
Utility Sector: Senior executive experience in the utility sector	6			X	X		X	X	X	X
Mergers & Acquisitions/Growth Strategy: Senior executive experience with mergers, acquisitions and/or business growth strategy	9	X	X	X	X	X	X	X	X	X
Compensation and Human Resources: Understanding and experience with human resources issues and compensation policies	6	X		X	X		X	X	X
Financial: Senior financial executive experience	6	X		X		X	X		X	X
Legal and Regulatory: Legal and regulatory experience	7		X	X	X	X	X	X	X

Director Development

The Board and management believe that for Directors to be effective they must be knowledgeable about the Corporation, its strengths and challenges, and the business environment in which the Corporation operates. In addition, the effectiveness of the Board is enhanced by Directors forming collegial working relationships with other Directors and management.

Orientation

New Directors are provided with a formal orientation to the Corporation that familiarizes them with the businesses, the corporate structure, other Directors and key personnel of the Corporation. The orientation process is designed to provide an opportunity for new Directors to meet senior management and become familiar with their areas of responsibility. New Directors receive an in-depth orientation to the Corporation’s executive leaders, businesses, strategy, financial information and governance practices that allows them to effectively integrate with the operation of the Board. The Board and management have built and continue to expand a long-term program of training for Directors to enhance their effectiveness and reinforce a collegial working relationship among members of the Board.

Orientation sessions are attended by the President and Chief Executive Officer, the Chief Financial Officer and other executive officers or leaders of key subsidiaries. The chair also attends one-on-one orientation meetings with a new Director. In addition, external meetings are arranged for new Directors as part of the orientation plan including site visits, meetings with the Corporation’s auditors and meetings with corporate counsel.

A reference manual is provided to new Directors in advance of the orientation sessions which includes the following:

•	Public disclosure documents including Annual Reports, recent annual and interim Management’s Discussion & Analysis, Financial Statements, Management Information Circular and Annual Information Form;

•	Governance documents including Board and committee charters, policies and guidelines; and

•	Other documents such as the Corporation’s strategic plan and business plan, the guide to the Corporation’s management structure, succession plan, minutes of Board meetings and minutes of committee meetings.

Continuing Education for Directors

Directors are provided the opportunity to update, educate and inform themselves in areas they request or that management believes are relevant to issues facing the Corporation. Directors receive briefing reports and materials from management in advance of all meetings. Regular communication is also provided to Directors between meetings to provide updates on developments that may affect the Corporation or its subsidiaries.

Directors are encouraged to participate in external education sessions that are related to the business of the Corporation and the performance of their duties as Directors of the Corporation. Directors are entitled to reimbursement for related out-of-pocket expenses incurred in attending relevant education sessions. From time to time, the Board receives specialized presentations from external parties and management on various matters of significance to the Corporation. Directors participated in education sessions and received education materials about specific topics in 2015 as follows:

Education Presentations	Participants
Presentation on impacts of weather patterns on renewable energy production	All members of the Board of Directors
Presentation from market advisor on industry business model trends	All members of the Board of Directors
Presentation on insurance risk management strategies	All members of the Board of Directors
Presentation on international utility and power generation markets	All members of the Board of Directors

CORPORATE GOVERNANCE PRACTICES

National Instrument 58-101 – Disclosure of Corporate Governance Practices (“NI 58-101”) and National Policy 58-201 – Corporate Governance Guidelines (“NP 58-201”) of the Canadian Securities Administrators requires the disclosure by each listed reporting issuer of its approach to corporate governance. This statement discloses the Corporation’s corporate governance practices.

The Directors consider that the Corporation has complied with the guidelines set out in the NP 58-201 (the “Guidelines”).

Corporate Governance Highlights

Corporate Governance Highlights:

•
The chair of the Board, chair of the Audit Committee, chair of the Compensation Committee and chair of the Corporate Governance Committee are independent in accordance with National Instrument 52-110 – Audit Committees (“NI 52-110”).

•	The Board oversees the Corporation’s strategy and actively participates in the annual strategic planning process which results in the strategic plan.

•	The Board oversees the Corporation’s risk management.

•	The Board has a written mandate for the chair of the Board, the chair of committees and the CEO.

•	New Directors receive a formal orientation process.

•	New Directors are recruited on the basis that they will make a strong contribution and have the background, skills and experience needed by the Board in view of the Corporation’s strategy.

•
All Directors are provided support for continuing education to familiarize them with the businesses, investments and risks of the Corporation to enhance their contribution as Directors of the Corporation.

•
Creating a culture of integrity begins with the tone at the top. Directors, Officers and employees are required annually to sign an acknowledgement that they have reviewed and understand the Corporation’s Code of Conduct and Business Ethics.

•	The Corporation has a policy whereby all meetings of the Board of Directors and all committees provide an opportunity for an in-camera session at which management of the Corporation is not present.

•
The Board is exposed to levels of management within the Corporation in addition to executive management. It is believed that Board exposure to other levels of management advances the succession planning for the Corporation.

•	The Board annually assesses its performance in order to find ways to improve its effectiveness and the performance of the chair, individual Directors and the Board committees.

Board of Directors

The Corporation’s articles currently provide that the Board have a minimum of three (3) and maximum of twelve (12) Directors. At the Meeting, Shareholders are being asked to consider an amendment increasing the maximum number of Directors to twenty (20). The Board has decided that nine (9) Directors are to be elected at the Meeting.

Independence

The Board has determined that in accordance with NI 52-110 all nominees, with the exception of Messrs. Robertson and Jarratt, are considered “independent” within the meaning of NI 52-110. Mr. Robertson and Mr. Jarratt, as Chief Executive Officer and Vice Chair, respectively, are the only Directors employed by the Corporation. Mr. Moore, the Chair of the Board, is independent within the meaning of NI 52-110.

Independent Chair

Mr. Kenneth Moore, the Chair of the Board (the “Chair”), is an independent Director. The position description of the Chair of the Board requires that the Chair be independent.

Directors’ Membership on Other Public Company Boards

Other than as disclosed below, none of the proposed nominees for election as Directors serves as a director on the board of directors of a public company. Mr. Christopher Huskilson currently serves as a director on the board of directors of Emera, and on Emera affiliated boards Emera (Caribbean) Incorporated, Nova Scotia Power Inc., and ICD Utilities Limited.

Mandate

The Board of Directors has a written mandate to set the strategic direction of the Corporation and to oversee its implementation by management of the Corporation. A copy of the Mandate of the Board of Directors is provided in Schedule “K” hereto.

Strategic Planning

The executive management in collaboration with the Board develops a strategic plan which is presented to the Directors at a mid-year strategic meeting for approval by the Board. The development of the annual strategic plan includes input and presentations from levels of management other than executive management with the objective of introducing such individuals to the Board members and vice versa. Pursuant to the Mandate of the Board of Directors, oversight and guidance of the Corporation’s strategy is one of the primary roles of the Board. Directors participate in the development of the corporate strategy which determines the annual and long-term objectives for the Corporation. The Board regularly evaluates the performance of the Corporation in relation to the approved strategy.

Risk Management

The Board of Directors is responsible for overseeing risk. Pursuant to the Mandate of the Board of Directors, the Board is responsible for overseeing the implementation by management of appropriate systems to identify, report, and manage the principal risks faced by the Corporation. The Mandate of the Board of Directors details the responsibility of the Board to review the implementation by management of systems to manage risks and review reports by management relating to the operation of and any material deficiencies in these systems. In addition, the Board verifies that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for such controls.

An enterprise risk management (“ERM”) framework is embedded across the organization that systematically and broadly identifies, assesses, and mitigates the key strategic, operational, financial, and compliance risks that may impact the achievement of our objectives. The ERM policy details the risk management processes, risk appetite, and risk governance structure which clearly establishes accountabilities for managing risk across the organization.

As part of our risk management processes, risk registers have been developed across the organization through ongoing risk identification and risk assessment exercises facilitated by our internal ERM team. Key risks and associated mitigation strategies are reviewed by the executive risk steering committee and presented to the Board of Directors on a quarterly basis.

Risks are assessed consistently across the organization using a common risk matrix to assess impact and likelihood. Financial, reputation and safety implications are considered when determining the impact of a potential risk. Risk treatment priorities are established based upon our risk assessments and incorporated into the development of our strategic plans.

The development and execution of risk treatment plans are actively monitored by our ERM team through our centralized risk register software application. Our internal audit team is responsible for conducting audits to validate and test the effectiveness of key controls for our key risks. Audit findings are discussed with business owners and reported to the Audit Committee on a quarterly basis. All material changes to exposures, controls or treatment plans of key risks are reported to the ERM team, executive risk committee and Board for consideration.

The ERM framework follows the guidance of ISO 31000;2009. The Board oversees management to ensure the risk governance structure and risk management processes are robust, and that the risk appetite is thoroughly considered in decision-making across the organization.

Internal Controls

The Board is responsible for monitoring the integrity of our internal controls and management information systems. The Board has delegated internal control oversight responsibilities to the Audit Committee, which includes monitoring the system of internal control over financial reporting. The Audit Committee reviews quarterly and annual financial statements and recommends them to the Board for approval. Our Director, Internal Audit has a direct reporting relationship to the chair of the Audit Committee and updates the Audit Committee quarterly on internal audit activities including assessments of the design and operating effectiveness of the system of internal control over financial reporting and the preparation of financial statements for external purposes.

Succession Planning

The Board has included succession planning as part of the mandate of the Compensation Committee. The Compensation Committee has responsibility for ensuring that a succession planning process is in place for senior management of Algonquin and its affiliates, and to review this process on an annual basis. Succession planning is viewed by the Compensation Committee as an ongoing process for identifying and developing talent, leadership and skills to ensure the Corporation has the continued capability to meet future strategic objectives and fulfill key organizational roles in the future.

The Compensation Committee is mandated to make recommendations to the Board of Directors with respect to succession planning including: (i) policies and principles for the selection and performance review of the executive officers, and potential successors to the executive officers; (ii) policies and plans regarding succession in the event of an emergency or the retirement of an executive officer; and (iii) appointing, training and monitoring potential successors to executive officers.

The Compensation Committee requires that senior management of Algonquin review the performance of their team members at minimum on an annual basis and develop plans for personal growth and career advancement.

Where employees are considered potential successors, a long-term professional development plan is established to further align the employees’ personal development plan with the long-term succession needs of the Corporation. Where no internal succession candidate is identified, the Corporation expects to source a potential successor through external hiring. In this instance, a plan would be established to provide for filling the role on an interim basis pending the external hire.

Women in Leadership

The Corporation does not have a formal policy or set targets for the number of women in executive officer or leadership positions, however gender diversity is considered as part of the succession planning process in order to ensure women move into leadership positions. The Corporation has one female member of its Executive team, which represents 13% of the group. Additionally, women make up 22% of the Vice President level and 27% of the Director level positions within Algonquin and its subsidiaries.

Board and Director Assessments

The Board recognizes the value of ongoing assessment of its effectiveness in order to identify ways to continuously improve its performance and the performance of the Chair, individual Directors, and the Board committees including committee chairs. In August 2013, the Board of Directors adopted guidelines for the Board and Director performance assessment (“Board and Director Performance Assessment”) review process. The guidelines include assessing, at least annually by all Directors, the effectiveness and contribution of the Board as a whole, the Chair of the Board, the chairs of all committees and each individual Director.

In accordance with the guideline, the Corporate Governance Committee annually determines the process by which individual Director assessments will be undertaken. The process may include the use of questionnaires, one-on-one interviews between individual Directors and the Board Chair, or such other process the Corporate Governance Committee determines appropriate. A report of the assessment is developed and presented to the Board of Directors at the conclusion of the assessment. The report includes the identification of issues arising from the assessment, an action plan for improvement and monitoring of progress by the Corporate Governance Committee.

In the third quarter of 2015, the Chair of the Board interviewed each Director as part of the annual assessment review process. The following questions were sent to each Director in advance of the interview for their consideration:

•	Assessment of the Board: the Directors were asked to assess the effectiveness of the Board of Directors and suggest improvements.

•	Assessment of the Board Committees: the Directors were asked to assess the effectiveness of the individual committees, including committees that the Director is, and is not a member of.

•	Self-Assessment: the Directors were asked to assess their own performance as Directors and committee members, including what might make them more effective.

•	Peer Assessment: The Directors were asked to provide comments on the performance of their peer Directors.

The assessment of the Chair of the Board was conducted in a meeting of all Directors that was led by the chair of the Corporate Governance Committee and excluded the Board Chair. The results of the assessment of the Chair were provided to the Chair in a one-on-one meeting between the Chair and the chair of the Corporate Governance Committee. In addition, the meeting provided an opportunity for the Chair to share the results of the individual Director meetings with the chair of the Corporate Governance Committee and to jointly develop action plans where necessary.

The Corporate Governance Committee prepared a report detailing the findings and results of the 2015 Board and Director Performance Assessment and this report was presented to the Board.

Director Recruitment Process

The Corporate Governance Committee uses the services of a search consulting firm in order to assist it in identifying suitable Director candidates. When the Corporation engages a search consulting firm, it requests the development of a list of potential candidates based on the criteria developed by the Corporate Governance Committee for the selection of a new Director. The consulting firm screens candidates and discusses potential candidates with Corporate Governance Committee members, and it then creates a list of primary candidates. Based on this list, the search firm determines the interest and availability of the potential candidates. This process is carefully designed to provide the best opportunity to secure strong Board candidates. Each potential Director candidate is interviewed by the Chair of the Board, the Corporate Governance Committee chair, the Chief Executive Officer, and in most cases by other Directors.

In 2013, the Corporate Governance Committee initiated a process to expand the Board of Directors. The Corporate Governance Committee believes that expansion of the Board will benefit the Corporation through board diversity (both gender and geographic), the addition of independent Board members, and the broadening of the skill set and expertise of the Board. As a result of the process initiated in 2013, the Board was successfully expanded in 2014 by two (2) members, Masheed Saidi and Dilek Samil, and in 2016, we have nominated an additional Director, Melissa Barnes for election to the Board. The Corporate Governance Committee believes that the expansion of the Board will contribute to the achievement of the benefits mentioned above.

Director Tenure

The Corporation does not currently have term limits in place to guide tenure for the members of the Board of Directors. In 2016, it is the intention of the Corporate Governance Committee to examine the mechanisms for Board renewal, and measure the impact that the introduction of term limits might have on the Board of Directors. Currently, an annual review of Board composition takes place with board renewal as one of the elements of the review.

The average tenure of all of Algonquin’s eight (8) current director nominees is approximately five (5) years. The longest serving independent director has served on the Board for 6.8 years, and the shortest serving director has served for 1.8 years. This represents a mix of longer-serving directors with a history of the Corporation (and its predecessor organization), and directors that are newer to Algonquin who bring new perspective to the Corporation’s Board of Directors.

Directors Meet without Management

The Board of Directors has adopted a policy whereby all scheduled and unscheduled meetings of the Board of Directors and all committee Meetings, as a matter of course, provide an opportunity for an in-camera session during which management of the Corporation is not present. For the year ended December 31, 2015, in accordance with Corporation policy, all Board of Director and committee meetings included the opportunity for in-camera sessions with management of the Corporation not in attendance.

Common Memberships on Boards of Public Companies

There are currently no common memberships on boards of public companies among the Corporation’s Directors.

Director Share Ownership Guidelines

In order to align the interests of non-management Directors and Shareholders, the non-management Directors are subject to share ownership guidelines whereby they are expected to own Common Shares and/or DSUs with a value of not less than three (3) times the Annual Director’s Retainer within a specified timeframe of five years. For the status of each Director nominee under the Director Share Ownership Guidelines, see their biographies listed earlier in this Circular. The guidelines state that if a non-management Director’s share ownership falls below the minimum guidelines due to a decline in the share price, such director will have three (3) years to restore compliance.

Nomination of Directors

The Corporate Governance Committee serves as the Director nominating and evaluation committee and will recommend new Directors as the need arises.

The Corporate Governance Committee is responsible for providing the Corporation with a list of nominees for election as Directors at the Corporation’s annual meeting of Shareholders. The Corporate Governance Committee creates and reviews the criteria for selecting Directors by assessing the personal qualities, business experience and qualifications of current Directors. It also assesses the Corporation’s ongoing needs and circumstances, geographical representation and the overall experience of the Board. In recruiting new Directors, the Corporate Governance Committee considers the background, skills and experience desired for Directors in view of the Corporation’s strategy and activities, and it develops a plan for the recruitment of additional Director nominees who can provide those characteristics. Director nominees must, in the opinion of the Corporate Governance Committee, be able to contribute to the broad range of issues which come before the Board for consideration. Directors must also be able to devote the time necessary to prepare for and attend meetings of the Board and committees of the Board to which they may be appointed.

The Corporate Governance Committee regularly evaluates the expected turnover of Directors in advance of their potential retirement from the Board and develops an effective succession plan that includes creating overlap, where possible, between new Directors and retiring Directors.

Committees of the Board of Directors

Audit Committee

Members

The Board has established an Audit Committee comprised of three (3) of the Directors of Algonquin, Mr. Christopher Ball (Chair), Mr. Kenneth Moore and Ms. Dilek Samil, all of whom are independent and financially literate for purposes of NI 52-110.

Responsibilities

The responsibilities and operation of the Audit Committee are more particularly set out in the Corporation’s Audit Committee Charter, a copy of which is included as a schedule to the annual information form of the Corporation for the year 2015 and is available on SEDAR at www.sedar.com and the Corporation’s website.

Corporate Governance Committee

Members

The directors have established a Corporate Governance Committee comprised of four (4) of the Directors of Algonquin, Mr. George Steeves (Chair), Mr. Christopher Huskilson, Mr. Kenneth Moore, and Ms. Masheed Saidi. Each of the committee members are independent directors.

Responsibilities

The Corporate Governance Committee:

Compensation Committee

Members

The Directors have established a Compensation Committee comprised of three (3) of the Directors of Algonquin, Ms. Dilek Samil (Chair), Mr. Christopher Ball, and Ms. Masheed Saidi. Each of the members of the Compensation Committee have direct experience regarding executive compensation matters and have the skills to fulfill their responsibilities and make decisions on the suitability of the Corporation’s compensation policies and practices (see the Director Nominees - Director Profiles for information on the members’ work experience). Ms. Samil is the chair of the Compensation Committee and is considered to be an independent director in accordance with NI 52-110. Each of the committee members is an independent director. Effective January 1, 2016, Ms. Samil became the chair of the Compensation Committee and Mr. Huskilson who remains on the Governance Committee retired from the Compensation Committee effective December 31, 2015.

Responsibilities

The Compensation Committee is responsible for reviewing Directors’ compensation and making recommendations to the Board on an annual basis, or more frequently if required. In addition, the Compensation Committee will make recommendations to the Board regarding the philosophy and compensation of executive officers of the Corporation and report on executive compensation in compliance with the requirements of Canadian securities law. The process by which executive compensation is established is described below under the heading Compensation Discussion & Analysis.

•	serves as the director nominating and evaluating committee
•	is responsible for reviewing Algonquin’s corporate governance practices
•	considers from time to time the effectiveness of the Directors and whether any changes to the composition of the Board of Directors are warranted

Position Descriptions

Chair of the Board of Directors

The role of the Chair of the Board of Directors is to provide leadership for the Board of Directors. In addition, the Chair is to ensure that Board and Shareholder meetings function effectively, to provide leadership of Board committees and to provide advice and counsel to Directors and the Chief Executive Officer. The Chair participates in the recruitment of Directors and the assessment of Director performance.

The Chair of the Board also:

•	in consultation with members of the Board and management of the Corporation, sets the agenda for each meeting of the Board;

•	provides input to the Corporate Governance Committee on its recommendation to the Board for approval of (i) candidates for nomination or appointment to the Board; and (ii) members and chairs of committees of the Board;

•	assesses whether the Directors and their committees have appropriate administrative support, access to personnel of the Corporation and access to outside advisors for the purposes of the Board fulfilling its mandate;

•	in consultation with the Corporate Governance Committee, leads the review and assessment of Board meeting attendance, performance and compensation of the Board and individual Directors and the composition of the Board; and

•	executes all contracts, documents or instruments in writing which require his signature.

Committee Chairs

The Board has adopted position descriptions for each committee chair which detail the duties of the committee chairs. Each committee chair is required to provide leadership to the committee members and support the committee’s effective operation in order to fulfill its mandate. The position description for the committee chairs provides that each committee chair shall:

•	chair all committee meetings;

•	provide leadership for the committee;

•	act as the communication link between the Board and the applicable committee;

•	review formal communications from the committee to the Board before dissemination to the Board;

•	ensure that all matters requiring committee review or approval are brought to the committee in a timely and appropriate manner;

•	co-ordinate, in consultation with the Chair of the Board, the agenda, information packages and related events for committee meetings with senior management of the Corporation; and

•	set the frequency of committee meetings and review such frequency from time to time as considered appropriate or as requested by the Board.

Chief Executive Officer

The Board has adopted a position description for the Chief Executive Officer which details his or her duties. The CEO has responsibility for the development of long-term strategy and vision for the Corporation that leads to enhancement of Shareholder value. Notwithstanding, the matters requiring Board approval include:

•	all significant decisions which are outside of the ordinary course of the Corporation’s business (such as major financings, major acquisitions, major dispositions, and significant new commercial relationships);

•	any expenditure above an amount specified by the Board from time to time;

•	material changes to the Corporation’s organizational (legal entity) structure;

•	appointment of officers; and

•	such other matters as the Board may determine from time to time.

The position description for the Chief Executive Officer provides that he or she shall consult with the Chair of the Board on matters of strategic significance to the Corporation.

In discharging his or her responsibility for the day-to-day operation of the Corporation’s business, subject always to the oversight by the Board, the CEO shall:

•	maintain a positive and ethical work climate that is conducive to attracting, retaining and motivating top-quality employees at all levels;

•	work with the Chair, as applicable, in determining the matters and materials that should be presented to the Board and ensure that the focus of Board meetings is on appropriate issues facing the Corporation and the industry generally;

•	present the Corporation’s strategic planning process and the Corporation’s annual strategic and capital plans to the Board for review and approval;

•	arrange for the development of, and recommend to the Board, annual business plans and budgets that support the Corporation’s long-term strategy;

•	overseeing the effective day-to-day business affairs of the Corporation;

•	ensure that the Corporation has an effective management team below the level of the CEO and has an active plan for management development and succession;

•	ensure, in cooperation with the Chair, the Board and the chair of the Corporate Governance Committee, that there is an effective succession plan in place for the position of CEO;

•	certify the annual and interim financial statements, Management’s Discussion and Analysis of such financial statements, annual information form/Annual Report, quarterly reports and the design and evaluation of the Corporation’s disclosure controls and procedures and internal control over financial reporting;

•	serve as a spokesperson for the Corporation;

•	assign to other senior management such powers and duties as the CEO may deem advisable;

•	execute the Board’s resolutions and policies; and

•	carry out any other duties assigned by the Board.

The CEO is also responsible to ensure the delivery of information to Directors on a timely basis to keep the Directors fully apprised of all matters which are material to the Board, and to promptly alert the Chair of any material changes or events that may have a significant impact upon the risk profile, financial affairs or performance of the Corporation.

Board Policies

Code of Business Conduct and Ethics Policy

The Board has adopted a written Code of Business Conduct and Ethics (“Code of Conduct”) that applies to everyone at Algonquin and its subsidiaries. Directors, officers and employees are required to annually acknowledge that they have reviewed and understand the Code of Conduct. The Code of Conduct is available on Algonquin’s website at www.algonquinpowerandutilities.com, or a copy may be obtained by contacting the Ethics Officer, Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, ON, L6J 2X1.

The Board regularly reviews the Code of Conduct, and in 2013 made revisions in order to update the content in keeping with best practices.

The Board monitors compliance with the Code of Conduct and there have been no instances of any waiver of compliance with the Code of Conduct by any Director or officer.

Disclosure Policy

The Corporation has a corporate disclosure policy to ensure that communications to investors and potential investors are timely, factual and accurate, and that the information is disseminated in accordance with all applicable legal and regulatory requirements to the investing public, analysts and the media.

Whistleblower Policy

The Corporation has a whistleblower policy (“Whistleblower Policy”) that establishes a method for dealing appropriately with any complaints made by employees of irregular or dishonest accounting, internal accounting control, auditing matters, or fraudulent or illegal activity by any employee or employees. Any employee who in good faith reports such activity will be protected from threats of retaliation or discrimination because of the report. Any employee who retaliates against another employee who reports such activity could face disciplinary action under the Policy. If an employee believes that retaliation has occurred, the employee may submit a complaint in writing to the Director, Internal Audit, Algonquin Power & Utilities Corp., 354 Davis Road, Suite 100, Oakville, ON, L6J 2X1.

In addition to the reporting measures mentioned above, reports under the Code of Conduct and Ethics Policy and Whistleblower Policy can also be made anonymously, and addressed to the Corporation or Board of Directors. On a quarterly basis the Internal Audit department informs the Audit Committee of all reports made under each Policy and their status.

Insider Trading Policy

The Corporation has an insider trading policy (“Insider Trading Policy”) which places restrictions on those in a special relationship with Algonquin (including insiders) when trading Algonquin Common Shares.

The Insider Trading Policy includes the following measures:

•	Restriction from trading Algonquin Common Shares during regular quarterly and annual trading blackout periods when financial results are being prepared and have not yet been publicly disclosed. These periods currently begin on the last day of a quarter or fiscal year and end at the close of trading on the second trading day after financial results have been issued publicly.

•	Communication of the dates for regular blackout periods.

•	Restrictions on trading any securities which gain in value if the value of Algonquin securities decline in the future (e.g. short selling), “call” options or “put” options.

•	Prohibition from communicating inside information to others other than in the necessary course of business.

All reporting insiders are required to disclose all trading activity. As required by law, reporting insiders must file insider reports via the internet-based System for Electronic Disclosure by Insiders (SEDI).

Management regularly reviews the Insider Trading Policy to ensure it reflects current best practices and developments.

Conflicts of Interest

Directors are required to declare any conflict of interest which they may have in a matter before the Board. In any matter requiring approval of the Board, a Director is prohibited by the Corporation’s Articles of Incorporation from voting in respect of the matter in which the Director is interested.

Compensation Governance

The Board has established that the Compensation Committee of the Board will have responsibility for reviewing the alignment of Algonquin’s compensation programs, including incentive pay programs, with the Corporation’s strategic plans and risk profile, the Corporation’s performance, and its risk management principles. The Compensation Committee annually reviews compensation of the Chief Executive Officer and senior management of the Corporation. The Compensation Committee oversees the administration of the incentive plans providing for the award of annual incentives, stock options, restricted share units/performance share units (“RSUs/PSUs”) and DSUs in accordance with the provisions of the respective plans. In addition, the Compensation Committee annually reviews compensation of the Directors, the Chair of the Board and the chairs of committees of the Board.

The Compensation Committee reviews, and recommends to the Board of Directors, compensation policies and processes and any new incentive compensation and equity compensation plans or changes to such plans.

In addition to selecting and recommending the appointment of the Chief Executive Officer to the Board, the Compensation Committee is responsible for reviewing and approving the overall executive compensation plan philosophy and guidelines, and for reviewing directors’ compensation on an annual basis, or more frequently if required, and making recommendations to the Board. The Compensation Committee also reviews and approves management succession plans, and approves the appointment and reviews compensation of officers reporting directly to the Chief Executive Officer as well as the grant of stock options and RSUs/PSUs. The Compensation Committee also has responsibility for assessing, on an annual basis, the performance of the Vice Chair and Chief Executive Officer, and discussing the performance of the executive team.

The Compensation Committee retains the services of independent advisors as needed in order to assist in fulfilling its duties. In 2015, the Compensation Committee and the Corporation engaged the services of compensation consultants Mercer as advisors to provide independent advice, compensation analysis and other information for compensation recommendations. Mercer provided counsel on the competitiveness and appropriateness of compensation practices and comparator groups for Algonquin and its affiliates. The scope of services includes competitive benchmarking of senior executive and Board compensation levels, review and observations of current executive compensation philosophy, policies and practices, and a review of pay and performance comparators.

In order to determine appropriate compensation levels relative to the Corporation’s peer market, Mercer developed a comparator group of Canadian and United States organizations in Algonquin’s business sectors (independent power producers and utilities and other sectors of similar complexity) (the “2015 Comparator Group”). The methodology targeted companies with revenues of approximately one-half to two times those of Algonquin in order to find appropriate comparators in terms of size and complexity. The 2015 Comparator Group was utilized through December 31, 2015.

The 2015 Comparator Group consists of 18 (eighteen) Canadian and U.S. entities (split 55% and 45% respectively). A list of the companies is as follows:

1)	Altagas Ltd.	Canada	10)	American States Water Co.	U.S.
2)	Calfrac Well Services Inc.	Canada	11)	Aqua America Inc.	U.S.
3)	Capital Power Corp.	Canada	12)	Atlantic Power Corp.	U.S.
4)	Emera Inc.	Canada	13)	California Water Service Company	U.S.
5)	Fortis BC Holdings Inc.	Canada	14)	Chesapeake Utilities Corp.	U.S.
6)	Mullen Group Ltd.	Canada	15)	Empire District Electric Co.	U.S.
7)	Northland Power Inc.	Canada	16)	ITC Holdings Corp.	U.S.
8)	Savanna Energy Services Corp.	Canada	17)	MGE Energy Inc.	U.S.
9)	Secure Energy Services Inc.	Canada	18)	Shawcor Ltd.	Canada

2016 Compensation Comparator Group

The significant growth of the Corporation’s business over the past several years has resulted in the Corporation outgrowing the 2015 Comparator Group. Consequently, in 2015 the Compensation Committee engaged Mercer to work with the Committee to develop a compensation comparator peer group that is appropriate for the Corporation’s current size and geographic footprint. The recommendations of the independent advisor were that the Comparator Group should reflect the geographic profile of the Corporation’s business and be selected using asset size as the primary selection factor, followed by revenue. The Committee adopted the recommendations of the independent advisor and has selected a new comparator peer group for use commencing in 2016 (the “2016 Comparator Group”). The 2016 Comparator Group consists of fifteen (15) companies of which 80% are U.S. based corporations in similar businesses and 20% are Canadian based corporations (reflecting the geographic profile of the Corporation’s business), with a median asset size of $7.1 billion and median revenues of $1.9 billion. The 2016 Comparator Group consists of the following entities:

1)	Capital Power Corp.	Canada	9)	Great Plains Energy Inc.	U.S.
2)	Northland Power Inc.	Canada	10)	ITC Holdings Corp.	U.S.
3)	TransAlta Corp.	Canada	11)	Key Energy Services Inc.	U.S.
4)	Aqua America Inc.	U.S.	12)	Northwest Natural Gas Co.	U.S.
5)	Dynegy Inc.	U.S.	13)	OGE Energy	U.S.
6)	El Paso Electric	U.S.	14)	UIL Holdings Corp.	U.S.
7)	Empire District Electric Co.	U.S.	15)	Westar Energy	U.S.
8)	Genesis Energy LP	U.S.

Executive Compensation-Related Fees

The fees paid by Algonquin to its advisors for the work performed in the years noted are as follows:

•	In 2015, Algonquin paid $122,678 in fees to Mercer (Canada) Ltd. for compensation advice and compensation and benefit benchmarking; and

•	In 2014, Algonquin paid $79,577 in fees to Mercer (Canada) Ltd. for compensation advice and compensation and benefit benchmarking.

Risk Management and Compensation

As part of the Compensation Committee’s oversight responsibilities for the design and administration of the Corporation’s executive compensation programs, the Compensation Committee identifies and discusses design features or processes that may potentially represent conflicts of interest and/or inducements for unnecessary or excessive risk-taking by senior executives.

The Corporation has compensation policies and practices in place to ensure that a Named Executive Officer or an individual at a principal business unit does not take inappropriate or excessive risk, such as:

•	caps on payouts under short-term incentive plans (200% of target);

•	performance factors with caps on the number of units that can be issued under awards made pursuant to the long term PSU plan

•	termination and severance provisions with double triggers in the event of a change in control;

•	executive share ownership guidelines that align the interests of senior officers with the interests of Shareholders;

•	inclusion of non-financial performance measures in incentive compensation programs; and

•	Board discretion to amend the final payout of the incentive compensation programs.

The Compensation Committee also satisfies itself as to the adequacy of the information it receives, the independence of the review, and reporting of financial results on which certain important compensation decisions (e.g., the amount of annual incentive to be paid) are based.

These existing safeguards notwithstanding, the Compensation Committee and Board annually review the relationship between enterprise risk and the Corporation’s executive compensation plans and policies to confirm that they continue to be optimally aligned with Shareholder interests while maintaining an acceptable level of risk exposure.

In summary, the Compensation Committee has concluded that the Corporation’s compensation programs do not create inordinate risk to the Shareholders because an appropriate system of checks and balances are in place to mitigate the level of risk undertaken by management.

Hedging Policy

The Corporation’s insider trading policy provides that all employees (including Directors and NEOs) are prohibited from, directly or indirectly, undertaking any of the following activities:

•	speculating in securities of the Corporation, which may include buying with the intention of quickly reselling such securities, or selling securities of the Corporation with the intention of quickly buying such securities;

•	short selling a security of the Corporation or any other arrangement that results in a gain only if the value of the Corporation’s securities declines in the future;

•	selling a “call option” giving the holder an option to purchase securities of the Corporation; and

•	buying a “put option” giving the holder an option to sell securities of the Corporation.

NON-MANAGEMENT DIRECTOR COMPENSATION

Compensation Decision Making Process

The Compensation Committee reviews biennially the amount and form of non-management directors’ compensation with a view to aligning the interests of directors and Shareholders and providing market competitive compensation. Directors who are officers of Algonquin receive no remuneration as Directors. As part of its review the Committee considers the responsibilities and time commitment required of Algonquin Directors and the competitiveness of Board compensation. The last such review was completed in 2013 and appropriate adjustments were made to Board compensation in 2014. During 2015, the Committee considered recent changes in the foreign exchange rate between the Canadian and U.S. dollar and made a determination that U.S. resident directors should receive an adjustment in their retainer and meeting fees to US $75,000 for the annual Board retainer and US $1,500 for meeting fees. No adjustments were made to the annual retainer or meeting fees payable to Canadian resident directors, including the Chairman of the Board. In addition to the regular retainers received by the Board during 2015, the following amounts were paid as an additional retainer for special committee work to the following directors:  Kenneth Moore ($30,000); Christopher Ball ($30,000); Masheed Saidi (US$15,000) and Dilek Samil (US$15,000) and each other non-executive director ($15,000).

In fiscal 2015 Algonquin paid its non-management Directors the following regular retainer fees:

Annual Retainers	Amount ($)
Chairman of the Board(1)	170,000
Annual Board Retainer – Canadian Resident Directors	75,000
Annual Board Retainer – U.S. Resident Directors(2)	USD 75,000

Annual Retainers	Amount ($)
Additional Retainers:
Chair of Audit Committee	12,000
Chair of Corporate Governance Committee	7,500
Chair of Compensation Committee	7,500

(1)	The Board chair does not receive any meeting fees in addition to the annual retainer received.
(2)	U.S. resident Directors are paid their fees in US dollars. U.S. resident Directors receive a US$75,000 annual retainer and a US$1,500 per meeting fee.

Director Deferred Share Unit Plan

The Corporation has adopted a policy to pay 50% of Board retainers through issuance of DSUs under the DSU Plan. Directors also have the ability to elect additional portions of their annual remuneration in DSUs. In 2015, Messrs. Moore, Ball, and Steeves elected to receive 100%, 50%, and 67%, respectively, of their annual remuneration in DSUs. Ms. Saidi and Ms. Samil became eligible to participate in the DSU Plan in 2015 and received 50% of their retainer amounts in DSUs. Mr. Huskilson’s Director remuneration is paid directly to Emera. As a corporation is not permitted to own DSUs, 100% of Mr. Huskilson’s annual remuneration was paid to Emera in cash.

Attendance Fees

With the exception of the Chair of the Board of Directors, Directors are also entitled to receive additional remuneration for attending meetings of the Board or of a committee of the Board in the amount of $1,500 per meeting for Canadian resident directors and US$1,500 per meeting for U.S. resident Directors. The Directors are entitled to be reimbursed for their reasonable out-of-pocket expenses incurred in connection with the conduct of the Corporation’s business.

Indebtedness of Directors and Others

No current or former Directors or Officers of Algonquin, or any of its subsidiaries, had any loans with Algonquin or any of its subsidiaries at any time in 2015.

Non-Management Director Compensation Table

For the fiscal year ended December 31, 2015, each Director earned amounts as indicated below on account of retainer and meeting attendance fees.

Director	Fees Earned(1)	Share- Based Awards(3)	Option- Based Awards	Non-equity Incentive Plan Compensation	Pension Value	All other Compensation	Total(1)(5)
	($)	($)	($)	($)	($)	($)	($)
Christopher J. Ball Chair of the Audit Committee	111,000	43,500	-	-	-	-	154,500
Christopher Huskilson(2) Chair of the Compensation Committee	121,500	-	-	-	-	-	121,500
Kenneth Moore Chair of the Board, and member of the Audit Committee	-	200,000	-	-	-	-	200,000
Masheed Saidi(4) Member of the Compensation Committee and the Governance Committee	108,253	37,500	-	-	-	-	145,753
Dilek Samil(4) Member of the Audit Committee	98,513	37,500	-	-	-	-	136,013
George Steeves Chair of the Corporate Governance Committee	65,250	57,570	-	-	-	-	122,820

(1)	Amounts disclosed represent the aggregate remuneration paid to each Director for (a) attending quarterly meetings, the annual Shareholder meeting, committee meetings, the annual budget approval meeting and business development meetings; (b) if applicable, acting as chair of the Board and/or Board committees; and (c) additional amounts paid for special committee work.
(2)	Director fees owed to Christopher Huskilson are paid directly to Emera.
(3)	All Directors receive part of their retainer payments in the form of DSUs. A DSU has a value equal to one Common Share. DSUs cannot be redeemed until the Director retires, resigns, or otherwise leaves the Board.
(4)	Amounts converted from CAD to USD using spot rate at the end of each calendar quarter.
(5)	In addition to the regular retainers received by the Board during 2015, the following amounts were paid as an additional retainer for special committee work to the following Directors: Kenneth Moore ($30,000), Christopher Ball ($30,000), Masheed Saidi (US$15,000) and Dilek Samil (US$15,000) and each other non-executive director ($15,000). These amounts are included in the total remuneration reported above.

EXECUTIVE COMPENSATION

Letter to Shareholders

Dear Shareholder,

Algonquin is committed to creating sustainable value for all Shareholders of the Corporation, and believes that such sustainability is significantly influenced by the quality and performance of our executive team.  The compensation structure implemented by the Corporation is intended to attract and retain high quality individuals, motivate all employees within the Corporation and to ensure all employees act in the best interests of our Shareholders and other stakeholders. A fundamental principle of the Corporation’s compensation philosophy is to align executive compensation with the Corporation’s performance by linking a significant portion of executive compensation directly to the achievement of objectives that are both measureable and aligned with Shareholders’ interests. We believe that the alignment of the interests of our executives with those of our Shareholders is of utmost importance in maximizing Shareholder value and interests. Accordingly, we require executives to hold a significant and material equity financial stake in the Corporation and our share ownership guidelines formalize this requirement.

The Compensation Committee has been mandated by the Board of Directors to be the steward of the Corporation’s compensation programs and is responsible for overseeing all aspects of executive compensation. This responsibility is part of our ongoing efforts to meet the expectations of our Shareholders, customers, and other stakeholders. The Compensation Committee in consultation with third party advisors carefully determines how performance is measured and how targets are set. These measures and targets are designed to be aligned with the Corporation’s stated core values (Quality, Efficiency, and Care) and both short and long term strategic priorities. The targets must be achieved within the principles of prudent risk management, good corporate governance, and compliance with relevant standards and legal requirements. The Compensation Committee is guided by these principles and diligently oversees the implementation of an executive compensation plan that is designed to achieve the Corporation’s performance goals.  In addition, the Compensation Committee continually assesses our executive compensation programs and continuously seeks improvement of such practices and standards.

The Compensation Committee of the Board of Directors is pleased to report on our compensation principles, decisions and practices relating to executive compensation for 2015, including the Committee’s assessment of the Corporation’s 2015 performance.  In addition, we are also pleased to discuss some changes that we will be implementing in 2016.

Shareholder Engagement

We believe that it is important for Shareholders to understand the principles and practices used by the Corporation in making decisions about executive compensation and that Shareholders have the opportunity to provide us with feedback about our compensation decisions and other governance matters.  In keeping with our ongoing commitment to continually improving corporate governance practices, we initiated our first “Say on Pay” advisory vote at our 2012 Annual General Meeting that allowed shareholders to indicate whether or not they were in agreement with Algonquin’s compensation practices and policies. Last year in our “Say on Pay” vote over 98% of votes cast by our Shareholders were in support of the Corporation’s approach to compensation. Your ongoing feedback regarding executive compensation is an important part of our continued commitment to Shareholder engagement and as such, we will be seeking your feedback through the “Say on Pay” advisory resolution at this year’s Annual and Special Meeting of Shareholders.

2015 Initiatives

The Compensation Committee has oversight of the Corporation’s overall compensation strategy and the governance practices relating to executive compensation.  During 2015, a significant portion of the Compensation Committee’s work related to governance initiatives, reviewing market trends in both compensation practices and governance practices and working with independent external advisors to ensure appropriate decisions were made to support the ongoing growth and development of the business of the Corporation. Key initiatives undertaken in 2015 included:

•	A review of the competitiveness of our compensation in light of the continuing growth of the Corporation including the adoption of a new comparator peer group for 2016 to more closely reflect our increased US business operations and our asset growth (see the discussion beginning on page 35 under the heading Corporate Governance – 2016 Compensation Comparator Group);

•	A review of the Corporation’s succession planning process to ensure we are developing the leaders we need to support our ongoing growth and the sustainability of the Corporation;

•	The implementation of a clawback policy for Executive Compensation to further enhance governance and risk management practices (see the discussion at page 46 under the heading Clawback Policy);

•	Changes to our Canadian retirement savings program in light of the proposed introduction of an Ontario Retirement Pension Plan;

•	A review of performance and scorecard metrics to maintain a strong link between pay and performance; and

•	The appointment of Dilek Samil as Chair of the Compensation Committee at the end of 2015, at the end of 2015 to succeed Chris Huskilson who remains on our Corporate Governance Committee.

2015 Performance

2015 was a year of strong financial performance, continuing growth and achievement of significant milestones for the Corporation. The following are key highlights of the Corporation’s performance:

•	Total shareholder return of 17.5% in 2015 relative to the S&P/TSX Utilities total shareholder return of -3.48%;

•	Dividend increase of 10% in its common share dividend rate, bringing the annual dividend to US$0.385;

•	Five year dividend growth rate of 15%;

•	Adjusted EBITDA increased over 29% to $375 million, as compared to $291 million in 2014;

•	24% growth in earnings per share to $0.46 from $0.37 in 2014;

•	Operating revenues (excluding mark-to-market impacts) increased 9.2% to $1.03 billion, as compared to $0.94 billion in 2014;
•	Adjusted net income increased to $122 million in 2015 compared to $88 million in 2014;

•	Algonquin’s total assets increased 22% to $4.9 billion in 2015 compared to $4.1 billion in 2014;

•	New investments approved by our Board in 2015 totaling $770 million of new assets that are projected to provide a 20% increase in earnings per share over the next five years over 2015 budgeted levels;

•	$150 million in new equity financing and $80 million and US$160 million in debt offerings successfully completed on attractive terms; and

•	Continued improvement in our governance practices as evidenced in our improved standing in the Globe and Mail Board Games as well as our improved ISS Quick Score.

Total Shareholder Return

The significant achievements noted above have led to Algonquin’s total shareholder return (“Total Shareholder Return” or “TSR”) considerably exceeding most of our market comparators, both over the past year as well as on an annualized basis over the past five years, as shown in the following table:

	1-Jan-11	31-Dec-11	31-Dec-12	31-Dec-13	31-Dec-14	31-Dec-15
Algonquin Power & Utilities Corp.	100	134.10	148.94	166.55	227.19	265.41
S&P/TSX Composite Index	100	91.29	97.85	110.56	122.23	112.06
S&P/TSX Capped Utilities Index	100	105.36	110.19	105.29	122.19	117.94

Algonquin’s TSR exceeded the S&P/TSX Capped Utilities Index by 20.3% in 2015 and by 18.4% on an annualized basis over five years. Our TSR also exceeded the S&P/TSX Composite Index by 25.1% over the past year and by 19.3% on an annualized basis over the past five years.

In addition, Algonquin’s strong performance led to a 13% increase in our Common Share price, increasing from $9.64 as at December 31, 2014 to $10.91 as at December 31, 2015.

2015 Compensation Decisions

The compensation philosophy adopted by the Corporation targets the median level of compensation of our comparator group (the “Comparator Group”), which is based on companies in the utility and energy sector whose operations are of a similar size, scope and complexity as Algonquin. The Corporation believes that executive compensation is an important component of recruiting quality executive talent and driving consistent and above average financial results.  We target executive total compensation at the 50th percentile of the comparator group compensation, with an ability to earn above the target through the variable component of the compensation plan if better than target results are achieved by the Corporation.

 At the end of 2013, the Compensation Committee updated the Comparator Group by retaining external compensation advisor, Mercer (Canada) Ltd. to conduct a benchmarking analysis. The review indicated that the compensation of our NEOs was significantly below the prevailing 50th percentile market levels in our Comparator Group. In light of our comparative compensation positioning to market, and to recognize the significant achievements attained by the Corporation and by the NEOs, the Compensation Committee increased executive compensation in 2014 to partially close the gap between 2013 compensation and the target 50th percentile of the comparator group.  In 2015, the Compensation Committee continued the transition to target levels and further adjusted executive compensation to meet the 50th percentile of the comparator group compensation.

Corporate performance both annual and over the long term measured against established objectives is the driver of executive compensation at Algonquin. The Compensation Committee believes that compensation should be strongly tied to performance and the compensation mix of the CEO and the executive team reflect this through an appropriate component of at risk pay for each executive. The continuing strong performance of the Corporation in 2015 delivered by the executive team resulted in the Compensation Committee making the decisions outlined below regarding 2015 compensation.

Mr. Robertson’s base salary increased to $629,000 from $582,000 in 2015, an increase of 8% and his total target compensation increased by 10.1%. The average 2015 increase in base salaries of the Named Executive Officers was 8.9% and the average increase in total target compensation (which consists of base salary, short-term incentive and long-term incentive) was 9.0%. Over the period 2012 to 2015, the average compensation adjustment for the CEO and Named Executive Officers was 19% as compared to TSR over the same period of 20%. Based on the market data and in keeping with our pay-for performance philosophy, the increases focused primarily on long-term incentive levels, which link compensation to performance metrics that measure long-term shareholder value. These adjustments reflect the Compensation Committee’s goal to move overall compensation to the median of the peer group established in 2013.  As noted earlier, given the Corporation’s ongoing growth, during 2015 the Compensation Committee worked with its independent external advisor to review the current peer group and has selected a new peer group for use commencing 2016 that better reflects the current business of the Corporation.

The short-term incentive plan ensures executives are rewarded for the achievement of key objectives linked to the Corporation’s corporate strategy. Annual incentive payments are made based upon the achievement of goals and objectives approved by the Board as set out in corporate scorecards (the “Corporate Scorecard” and “Business Unit Scorecard”). Mr. Robertson’s bonus for 2015 of $572,440 represents a payout of 126.4% relative to target. Mr. Robertson’s bonus is based 100% on Corporate Scorecard performance (2015 results: financial/efficiency (105 points), operational initiatives (105 points), growth (221 points), and strategy/governance (96 points)). A full description of the 2015 Scorecard’s metrics and results is provided beginning on page 49 under the heading Scorecard Results.

Long-term incentive awards are made annually and are based upon target levels established by the Compensation Committee using the 50th percentile total target compensation and compensation mix for CEOs of the Comparator Group. The Compensation Committee has adopted a policy that provides eligible participants the option to elect the mix of their annual long-term incentive plan (“LTIP”) award as between stock option grants and PSUs provided that each year at least 25% of the award is in PSUs. For 2015 the long-term incentive for the CEO and the NEOs was awarded as to 75% as stock options which vest over a three year period and as to 25% as performance based share units which vest only if specific performance criteria approved by the Board are achieved over a three year period commencing in 2015. These performance criteria are based on financial results, safety results and customer satisfaction scores achieved during the award vesting period.

The 2013 series PSUs vested on December 31, 2015, and based on our performance and share price will settled at 1.85 times the grant value disclosed in our 2012 Circular pursuant to the PSU/RSU plan.  These units will be paid out on or prior to June 30, 2016.

The Compensation Committee carefully reviews the metrics chosen for our incentive plans each year to ensure they continue to reflect the Corporation’s key strategic objectives. The Compensation Committee believes that the executive compensation approach of the Company is appropriately linked to performance and ensures alignment with the interests of our Shareholders. We are confident that the decisions made in respect of 2015 compensation for Mr. Robertson and his executive team appropriately reflect the Corporation’s achievements in 2015 and the delivery of increasing Shareholder value.

Looking Forward to 2016

The Compensation Committee is committed to continuous improvement of governance and compensation practices.  The Compensation Committee’s work plan for 2016 includes the following key initiatives:

•	Introduction of a New Comparator Group – The continuing growth of the Corporation and the recent announcement of the Empire acquisition (subject to Empire shareholder and regulatory approvals during 2016), have caused the Corporation to outgrow its current peer group. This has created a number of challenges in aligning executive compensation to an appropriate median and market competitive level. The Compensation Committee worked with Mercer during 2015 to select a new compensation comparator group that more appropriately reflects the Corporation’s business mix geographically and in asset size. This new comparator group will be used commencing in 2016. (See the discussion on page 35 under the heading 2016 Compensation Comparator Group).

•	Engagement of Independent Advisor to Conduct Compensation Risk Assessment – While the Compensation Committee considers risk as a component of compensation design and policy implementation on an ongoing basis, for 2016 the Compensation Committee has engaged Mercer to provide the Compensation Committee with an overall compensation design risk assessment. The Compensation Committee anticipates that this will be done from time to time to support its ongoing review of compensation practices of the Corporation.

•	Board Compensation – The Compensation Committee completed a review of Board compensation in early 2016 and will be making adjustments to Board compensation in 2016 to ensure Board compensation remains market competitive and aligned with the Comparator Group. In conjunction with its initiative to grow the Board and with the addition of US-based directors to the Board, in 2015 the Compensation Committee adopted a policy of payment to US resident Directors of fees in US dollars. The Compensation Committee has further reviewed its policies in this regard and has adopted a policy for the payment of all Board fees in US dollars commencing in 2016.

•	Ongoing Governance Initiatives – The Compensation Committee has adopted a clawback policy commencing January 1, 2016 and will continue to monitor developments and trends in compensation governance during 2016 with a view to continually evolving compensation governance matters. On the advice of legal counsel, in connection with the implementation of the clawback policy, the Compensation Committee has approved the entering into of amended employment agreements with executive management of the Corporation. The amendments reflect changes to terms of employment to address the need for consideration to be provided in connection with the change in employment terms that is related to the clawback policy. The amendments include additional notice periods in the event of a termination without cause or a change in control subject to a maximum of 24 months, implementation of a retirement plan that is market competitive and post retirement vesting of issued PSU awards and stock options subject to compliance with post retirement obligations relating to confidentiality, non-solicitation and non-competition covenants. The revised employment agreements are anticipated to be completed and in place during 2016.

Sustaining Shareholder Value

Algonquin continues to grow and diversify its businesses, as well as attain strong financial results.  The Compensation Committee believes that maintaining a qualified and motivated executive team plays an important role in the Corporation’s overall success. The significant accomplishments, both financial and non-financial, referenced in this Circular demonstrate the strength of our leadership team and employees who ensure that the Corporation is well positioned for the exciting period of growth and opportunity that lies ahead of us.

We remain confident that our executive compensation programs appropriately incent and reward strong performance, and we will continue to monitor our practices and industry trends and adjust our practices accordingly. We welcome your review of our compensation programs and results, which are described in more detail in the Statement of Executive Compensation that follows. We encourage you to take part in our “Say on Pay” vote and, as always, we welcome your questions and feedback which can be provided by contacting our Corporate Secretary’s Office.

Dilek Samil	Christopher Ball	Masheed Saidi
Board Director and	Board Director and	Board Director and
Chair, Compensation Committee	Member, Compensation Committee	Member, Compensation Committee

Annual Compensation Decision Making Process

The Corporation has developed a comprehensive annual process for making decisions regarding compensation for the executive officers of the Corporation. This process involves the following steps:

•	Using management analysis data, including peer group information, compensation trend information and internal equity considerations and performance against objectives, the Chief Executive Officer makes recommendations regarding executive compensation for the executive team including the Named Executive Officers, other than for the Chief Executive Officer and Vice Chair, to the Compensation Committee.

•	The Compensation Committee reviews and considers these recommendations, as well as the compensation of the Chief Executive Officer and Vice Chair of the Corporation, using benchmark information, with the assistance of external compensation consultants and other information as required, and makes recommendations to the Board.

•	The Board considers and grants final approval for executive compensation decisions, with decisions regarding the Chief Executive Officer and Vice Chair being made by the non-executive Directors of the Board (being all Board members other than the Chief Executive Officer and Vice Chair).

The foregoing process is generally completed within the first quarter of each new financial year of the Corporation. As part of the process, the Compensation Committee, in consultation with the Board also sets performance objectives for the Chief Executive Officer and Vice Chair for the coming year. Performance objectives for the other senior officers of the Corporation are set with the approval of the Chief Executive Officer.

For the purposes of determining bonus awards under the Corporation’s short-term performance incentive plan, the Board also approves the Corporation’s Corporate Scorecard which consists of a series of corporate objectives against which corporate performance is measured, with the results being used to calculate bonuses for executive officers and other employees of the Corporation. The Corporate Scorecard is established annually for each financial year of the Corporation.

The Compensation Committee uses independent compensation advisors to monitor the effectiveness of the Corporation’s compensation policies, plans and programs to ensure that the Corporation is competitive and able to attract, retain and motivate executives (as well as all other employees) in accordance with corporate strategy and to achieve the Corporation’s goals. The Compensation Committee also monitors compensation policies, plans and programs to ensure that they are appropriate to each executive’s expertise, responsibility and performance, and the performance of the Corporation.

A complete benchmarking review takes place every two (2) years and the scope of services includes competitive market reviews of senior executive compensation levels, review and observations of current executive compensation philosophy, policies and practices, and a review of pay and performance comparators.

The market benchmarking is based on compensation data from a Comparator Group of companies, primarily power and regulated utilities and other energy industry enterprises in Canada and the United States. While the intention is to use a consistent list of comparators from year to year, the comparators used for compensation review are subject to periodic change due to: (a) the availability of relevant pay data, (b) mergers and acquisitions, and (c) relevance of new comparators based on updated financial metrics. The rationale for incorporating the energy industry is that senior talent can migrate between similar organizations (i.e. industry, scale, complexity). The Compensation Committee has adopted a new pay comparator group for 2016 (see the discussion on page 35 under the heading 2016 Compensation Comparator Group).

2015 Pay Benchmarking Comparator Group

The following illustrates the relative positioning of the Corporation with the 2015 Comparator Group using 2015 financial results:
2016 Pay Benchmarking Comparator Group

The following illustrates the positioning of the Corporation relative to the 2016 Comparator Group (see discussion on page 35 regarding the development of the 2016 Comparator Group) when comparing assets and revenues on the basis described below:

(1)	December 31, 2015 asset value and revenues for the Corporation.
(1)	December 31, 2015 asset value and revenues for the Corporation.
(2)
The proforma asset size of the Corporation is $6.5 B for 2016 when considering asset additions including the Park Water acquisition, organic growth and projects under construction that will be completed during the year.

(3)
Uses Dec. 31 2015 proforma revenues of $1.8B, taking into account Empire District Electric Company; proforma asset size is projected to be $8.9B on completion of the merger with Empire District Electric Company.

Compensation Discussion & Analysis

Named Executive Officer Compensation

This section discusses the elements of compensation for the five (5) named executive officers in 2015 set out in this Circular (“Named Executive Officers” or “NEOs”), namely:

•	Ian Robertson, Chief Executive Officer

•	Christopher Jarratt, Vice Chair

•	David Bronicheski, Chief Financial Officer

•	David Pasieka, President, Distribution (Liberty Utilities Co.)

•	Michael Snow, President, Generation (Algonquin Power Co.)

Executive Compensation Philosophy

The Corporation’s compensation philosophy for executive officers generally follows these underlying principles: (i) the attraction and retention of key executives; (ii) market competitiveness relative to an appropriate comparator group; (iii) supporting execution of the business strategy by rewarding achievement of appropriate goals (“Pay for Performance”); and (iv) meeting, and aligning with, the expectations of Shareholders, customers and other stakeholders.

When determining compensation policies and individual compensation levels for the Corporation’s executive officers, the Compensation Committee takes into consideration a variety of factors. These factors include the overall financial and operating performance of the Corporation as well as the Compensation Committee’s overall assessment of (i) each executive officer’s individual performance and contribution toward meeting business objectives; (ii) each executive officer’s level of responsibility; (iii) each executive officer’s length of service; and (iv) industry comparables.

Compensation Highlights:

•	A Pay for Performance philosophy has been adopted by the Compensation Committee in developing compensation for executives.

•	All members of the Compensation Committee are knowledgeable and experienced individuals who have the necessary background and expertise to fulfil their duties.

•	The compensation programs have been developed to align closely with corporate strategy.

•	Third Party consultants are employed by the Compensation Committee to establish appropriate comparators for compensation and to develop compensation for executives that is competitive in the market.

•	Executive pay is aligned with Shareholder interests by having a significant component “at risk” and tied to both short and long-term objectives.

•	Caps on payouts, vesting requirements and share ownership requirements are part of the overall plan design.

•	Minimum share ownership requirements are in place for Named Executive Officers.

•	A substantial portion of long-term incentive is deferred to discourage executives from taking short-term or excessive risks.

•	The inclusion of double trigger provisions for change of control in employment contracts for senior officers mitigates the risk arising from termination.

Clawback Policy

The Compensation Committee implemented a clawback policy effective January 1, 2016 applicable to all Executive Officers (as that term is defined under applicable securities legislation in Ontario). The policy provides that, (i) where there is a restatement of the financial results of the Corporation for any reason (other than a restatement caused by a change in applicable accounting rules or interpretations) and (ii) the senior executive was negligent or engaged in fraud or intentional illegal conduct which was related to the restatement of the financial results, the Compensation Committee has the ability in its discretion to recoup any amount paid or awarded to the executive officer as performance based compensation in the event that the compensation would have been lower based on the restated financial results. Compensation awards made after January 1, 2016 in respect of all financial years following that date are subject to recoupment looking back three fiscal years preceding the year the decision to recoup is made.

Compensation Mix

The Corporation has implemented a compensation program that is based on concepts of market competitiveness and internal equity, taking into account the roles and responsibilities of each employee of the Corporation. The program is designed to attract, retain and motivate outstanding talent in a competitive business environment, to reward participants when corporate and personal objectives are achieved, and to promote a high-performance culture among the Corporation’s employees. Alignment of employee and long-term Shareholder interests is promoted through a performance-based compensation system linked directly to the Corporate Scorecard and Business Unit Scorecards, as addressed below.

In keeping with the Corporation’s philosophy to link senior executive compensation to corporate performance and to motivate senior executives to achieve high levels of performance, the Corporation has adopted a model that includes both base salary and “at-risk” compensation, comprised of short-term performance incentives (which are subject to targets being achieved), and long-term incentives linked to the creation of Shareholder value.

The at-risk components for annual incentives depend on the achievement of corporate, subsidiary business unit, and individual performance objectives. These objectives are described in scorecards that establish measurable financial, growth, operations, stakeholder and employee objectives that, if achieved, add value to the Corporation or its affiliates. The NEO’s performance against the Scorecard is measured and rated. Each executive must achieve a level of performance for any payment against a particular objective, failing which there is no payment against such objective. Accordingly, incentive compensation plans are designed to pay larger amounts for superior performance and smaller amounts if target performance is not achieved.

One of the objectives in the Scorecard is based on EBITDA which is a non-GAAP metric used by many investors to compare companies on the basis of the ability to generate cash from operations. The Corporation uses Adjusted EBITDA as one of the metrics to assess operating performance without the effects of depreciation and amortization expense, income tax expense or recoveries, acquisition costs, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests and gain or loss on foreign exchange. The Compensation Committee and the Board believe that this non-GAAP Adjusted EBITDA measure provides an understanding of the Corporation’s operating performance.

The following table shows the percentage weighting of each component of the total target compensation for the Named Executive Officers in 2015.

Name	Base Salary	Short-Term Incentive	Long-Term Incentive	Total Pay at Risk
Ian Robertson	36%	26%	38%	64%
Christopher Jarratt	36%	26%	38%	64%
David Bronicheski	49%	24%	27%	51%
David Pasieka	51%	23%	26%	49%
Michael Snow	51%	23%	26%	49%

Base Salary

Base salary of the NEOs of the Corporation is established at levels which are meant to be competitive with other companies and entities similar, and of comparable size, to the Corporation. Base salary is not a function of any specific relationship to the performance of the Corporation and is reviewed annually by the Compensation Committee in consultation with the Board of Directors as described earlier.

In setting the recommended salaries of the NEOs, the Compensation Committee takes into consideration the advice and recommendations provided by the independent advisor which is based on the salaries paid to other executive officers in the 2015 Comparator Group. Beginning in 2016, base salary changes will be established utilizing the 2016 Comparator Group. (See discussion on page 35 under the heading 2016 Compensation Comparator Group).

Short-Term Incentive Plan

The short-term incentive plan of the Corporation (the “STIP”) is a cash bonus plan, the purpose of which is to align compensation with corporate targets and results and thereby promote behaviours which benefit the interests of the Corporation and its Shareholders, and to reward personal achievements in a graduated fashion with awards at the highest employee grades of the Corporation being linked more directly to overall corporate performance. The Compensation Committee sets the target for STIP as a percentage of base salary. The target is established based on position and market competitiveness and STIP payouts are capped at 200% of target amount for exceptional performance.

Incentives are calculated and paid annually using the scorecards, as described below.

NEOs are eligible for a discretionary short-term performance incentive if corporate and personal goals are achieved. Each year, these goals and objectives are reviewed by the Compensation Committee and approved by the Board and are intended to be aligned with the goals and targets of the Corporation for that year.

Position	STIP Target for 2015	Maximum Payout of Target	Corporate Performance Weighting	Individual Performance Weighting
Chief Executive Officer, Vice Chair	72%	200%	80%	20%
Chief Financial Officer	50%	200%	65%	35%
Other NEOs	45%	200%	65%	35%

2015 Algonquin Corporate Scorecard and Performance

On an annual basis, the Board of Directors approves the corporate objectives and target performance levels to be achieved and incorporated into the Scorecard for the year. The corporate performance portion of the STIP for the NEOs is based on these objectives and targets. Business Unit Scorecards are also established annually and are utilized in assessing the individual performance portion of the STIP for business unit leaders. The Scorecard for the Corporation is developed and recommended by management for approval by the Compensation Committee and Board of Directors at the beginning of each year.

The Scorecard objectives are based on the Corporation’s business plan for the year and establish specific, measurable performance targets for each objective. Objectives and their relative weighting on the 2015 Scorecard are as follows:

•	achievement of target financial objectives for the Corporation (“Corporate Performance Category (40%)”)

•	achievement of target growth objectives (“Growth Category (20%)”);

•	achievement of target operations objectives (“Operations Category (20%)”); and

•	achievement of key strategic objectives related to Algonquin stakeholders (“Strategic Initiatives Category (20%)”)

Short-Term Incentive Plan Payouts

Annual STIP payouts are calculated as follows:

Scorecard Results

The Scorecard results for the Chief Executive Officer, the Vice Chair and Chief Financial Officer are based on the Corporate Score established for the overall company and for other NEOs, on both the corporate scorecard and their respective business group – the Generation group (Algonquin Power Co.), the Distribution group (Liberty Utilities) and the shared services group.

The following table shows the objectives and achievement levels for the 2015 Corporate Scorecard:

Scorecard Category	Scorecard Objective	Weighting (Points)(1)	Threshold	Target	Maximum	Actual Results	Points Achieved
Corporate Performance	Net Income	30	55.4	110.8	$166.2M	$113.1M	31.2
	Adjusted EPS	20	0.21	0.42	$0.63	$0.43	21
	EBITDA	40	162.5	325.2	$487.8M	$335.4M	42.5
	Target Credit Metrics	10	>13%	>=14%	N/A	Target Achieved	10
Total		100 points					105 points
Operational Objectives	Safety	40	Achieve Lost Time Injury Rate below BLS standard; Finalize consolidated enterprise EH&S Plan; Drive World Class Recordable Incidents Rate; Achieve target Close Call Reporting Rate; Achieve Minimum Notice of Violations Rate			Targets achieved for LTI, RIR and Close Call Reporting; 90% completion of consolidated EH&S plan and Between Threshold and Target achievement for Notice of Violation	38.3
	Customer Service	35	Meet customer service targets; Achieve customer satisfaction survey scores above established target			88% achievement of customer service targets and 100% achievement of customer satisfaction survey result target	32.6
	Operations Reliability Achievement	35	For Distribution business (Liberty Utilities) the objective is to achieve or exceed the targets established for SAIDA and SAIFI results and unplanned business disruptions; for Generation business (Algonquin Power) the target is to achieve targeted availability of power generation facilities			92% achievement for Distribution Business and 100% achievement for Generation Business	34.5
Total		110 points					105 points
Growth	Enterprise Asset Growth	35	Identify and secure Board of Directors approved projects with a value of at least $500M in asset growth			Announced initiatives of $839M against targeted growth of $500m	59
	Enterprise EBITDA Growth	20	Identify and obtain Board of Directors approval for projects, acquisitions or capital expenditures resulting in a 5 year average forecast incremental EBITDA measured against a targeted 10% annual growth over 2014.			5 year average growth in EBITDA from the announced initiatives of $66.8M against targeted growth of 10% of 2015 EBITDA	41
	EPS Growth	25	Identify and obtain Board of Directors approval for development projects, acquisitions and capital expenditures which will drive an increase in fully diluted earnings per share. Evaluation is made as a percentage of the average 5 year proforma increase in fully diluted earnings per common share generated by such growth initiatives as compared against targeted EPS growth (5% of 2014 budgeted earnings per share).			5 Year average incremental adjusted EPS of $0.0798 per share compared to target growth equal to 5% of 2015 budgeted EPS of $0.021 per share	95

Scorecard Category	Scorecard Objective	Weighting (Points)(1)	Threshold	Target	Maximum	Actual Results	Points Achieved
	FFOPS Growth	20	Identify and obtain Board of Directors approval for development projects, acquisitions and capital expenditures which will drive an increase in fully diluted cash flow per share. Evaluation shall be made as a percentage of the average 5 year proforma increase in fully diluted cash flow per common share generated by such growth initiatives (using the long term budget to isolate the expected cash flow statement impact of such growth initiatives) against targeted FFOPS growth (5% of 2014 budgeted cash flow per share).			5 year average incremental adjusted FFOPS of $0.063 per share compared to target growth equal to 5% of 2015 budgeted FFOPS of $0.049 per share	26
Total		100 points	221 points
Key Strategic Initiatives	Operational Initiatives	45	Completion of 2015 Governance Plan Initiatives; Completion of 2015 succession planning initiatives; Completion of Disaster Recovery Planning Process; Achievement of Annual Internal Audit Plan; Achievement of Enhancements to Management Information Circular; Successful Implementation of International Debt Structure Platform; Completion of Insurance Risk Management Project			Between Threshold and Target Achievement	41
	Leadership and Culture Initiatives	45	Initiatives to define and communicate leadership accountability for corporate culture; Implementation of leadership coaching initiative; Organize and hold annual leadership summit; Implement online business ethics and corporate policy training initiatives			Between Threshold and Target Achievement	40
	Strategic Planning Initiatives	20	2015 Strategic Plan Development; Complete enhancement to Long Term Model; Completion of Post-Acquisition Review Process			Target Achievement except for Post-Acquisition Review	15
Total	110 points		96 points

(1)	The operational and key strategic initiatives categories provide the opportunity to earn more than 100 points if all goals are achieved as the individual components do not provide a scale of achievement over 100.

The 2015 STIP payout was calculated as follows:

 (105 points x 40%) + (105 points x 20%) + (221 points x 20%) + (96 points x 20%) = 126.4%

Long-Term Incentive Plan

The LTIP element of compensation for the NEOs consists of participation in an Executive Stock Option Plan (the “Stock Option Plan”), and in the PSU and RSU Plan (the “Share Unit Plan”) as described below. In 2015, the stock option grants and the PSU grants were 75% and 25%, respectively, of the target long-term compensatory value for each of the NEOs. RSUs are not currently utilized for CEO or NEO compensation.

The number of stock options and PSUs/RSUs granted to the NEOs is determined by the Compensation Committee based on management’s recommendations and on information provided by an independent advisor. Stock option and PSU/RSU grants are based on the level of responsibility within the Corporation; generally, the level of grant increases with the level of responsibility. Previous grants of option-based awards are not taken into account when considering new grants.

The stock options and PSUs/RSUs increase or decrease in value in proportion to the increase or decrease in the market price of Algonquin’s Common Shares over the term of a particular grant.

The fair value of stock option grants is based on the Black-Scholes valuation methodology as it is an appropriate and commonly used methodology to value stock options. For the options granted in 2015, the Black-Scholes value ratio was determined to be equal to 10.7% of the closing share price of $9.88 as of April 30, 2015. The Black-Scholes value ratio was determined using the following assumptions:

Date	Term(1)	Volatility(2)	Dividend Yield	Risk Free Rate(3)
April 30, 2015	5.5 years	23.0%	4.8%	1.1%

(1)	The safe harbour term used is equal to ((time to expiry + 3) / 2).
(2)	The volatility of the share price is based on the average daily volatility over the last 750 trading days (three years).
(3)	The risk free rate is equal to the yield of a Government of Canada bond with same term as the expected life of the option.

Description of the Stock Option Plan

The following description of the Stock Option Plan incorporates the amendments proposed to the Stock Option Plan including those already approved by the Board (but not yet enacted) and those amendments which Shareholders are being asked to approve at the Meeting (together the “Proposed Amendments”), as set out at page 7 in the section of this Circular entitled Matters to be Acted Upon at the Meeting – Approval of Amendments to and Unallocated Options Under Algonquin’s Stock Option Plan.

The purpose of the Stock Option Plan is to attract, retain and motivate persons as key service providers to the Corporation and its Affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through share options, to acquire a proprietary interest in the Corporation.

The Stock Option Plan will authorize the Board to issue stock options (“Options”) to directors, officers, employees, consultants or other service providers of Algonquin or of any subsidiaries of the Corporation (“Eligible Persons”).

Based on the Proposed Amendments, the aggregate number of Common Shares that may be reserved for issuance on the exercise of Options under the Stock Option Plan, together with the Common Shares issuable under grants under all other securities-based compensation arrangements of the Corporation, must not exceed 8% of the number of Common Shares outstanding at the time the Options are granted. For greater clarity, the Stock Option Plan is “reloading” in the sense that, to the extent that Options expire or are terminated, cancelled or exercised, the Corporation may make a further grant of Options in replacement for such expired, terminated, cancelled or exercised Options, provided that the 8% maximum is not exceeded. No fractional Common Shares may be purchased or issued under the Stock Option Plan.

In addition, under the Stock Option Plan:

•	subject to the terms of the Stock Option Plan, the number of Common Shares subject to each Option, the exercise price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option and other terms and conditions relating to each Option will be determined by the Board from time to time;

•	subject to any adjustments pursuant to the provisions of the Stock Option Plan, the exercise price of any Option shall under no circumstances be lower than the Market Price (as defined in the Stock Option Plan) of the Common Shares on the date on which the Board approves the grant of the Option;

•	the term of an Option shall not exceed ten (10) years from the date of the grant of the Option, subject to certain limited exceptions, including that if the expiration date for an Option occurs during a period of time during which the person granted Options (an “Optionee”) cannot exercise an Option, or sell Optioned Shares, due to applicable policies of the Corporation in respect of insider trading (a “Blackout Period”) applicable to the relevant Optionee, or within ten (10) business days after the expiry of a Blackout Period applicable to the relevant Optionee, then the expiration date for that Option shall be the date that is the tenth (10th) business day after the expiry date of the Blackout Period;

•	Options will be personal to the grantee and will be non-transferable and non-assignable, except in certain limited circumstances;

•	the maximum number of Common Shares which may be reserved for issuance to insiders under the Stock Option Plan, together with the number of Common Shares reserved for issuance to insiders under any other securities based compensation arrangement, shall be 10% of the Common Shares outstanding at the time of the grant; and

•	the maximum number of Common Shares which may be issued to insiders under the Stock Option Plan and all other security based compensation arrangements within a one year period shall be 10% of the Common Shares outstanding at the time of the issuance.

The Stock Option Plan provides that, except as set out in the Stock Option Plan or any resolution passed at any time by the Board or the terms of any option agreement or employment agreement with respect to any Option or Optionee, an Option and all rights to purchase Common Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

Where an Optionee (other than a service provider (as defined in the Stock Option Plan)) resigns from the Corporation or is terminated by the Corporation for cause, the Optionee’s unvested options shall immediately be forfeited and the Optionee’s vested options may be exercised for a period of 30 days after the date of resignation or termination.

Where an Optionee (other than a Service Provider) retires from the Corporation or ceases to serve the Corporation or an affiliate as a director, officer or employee for any reason other than a termination by the Corporation for cause, the Optionee’s unvested options may be exercised within 90 days after such retirement or termination.  The Board may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Board’s discretion.

In the event that an Optionee (other than a service Provider) has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of this Plan, but no additional grants of Options may be made to the Optionee.

If an Optionee (other than a Service Provider) dies, all unexercised Options held by such Optionee at the time of death immediately vest, and such Optionee’s personal representatives or heirs may exercise all Options within one year after the date of such death.

All Options granted to Service Providers shall terminate in accordance with the terms, conditions and provisions of the associated option agreement between the Corporation and such Service Providers, provided that such termination shall occur no later than the earlier of (i) the original expiry date of the term of the Option and (ii) one year following the date of termination of the engagement of the Service Provider.

Options may be exercised in accordance with the specific terms of their grant and by the Optionee delivering the exercise price to the Corporation for all of the Options exercised. The Optionee may also elect to surrender Options and receive in exchange for each such Option, at the election of the Corporation, either cash or Common Shares equal to the amount by which the Market Price of the Common Shares exceeds the exercise price of the Option.

Assuming the Proposed Amendments are enacted, the Stock Option Plan would also provide that:

•	the Corporation may withhold from amounts payable to an option holder, such amounts as may be necessary to enable the Corporation to comply with applicable requirements of tax laws relating to the withholding of tax or other required deductions with respect to options, and that the Corporation may satisfy any liability for any such withholding obligations by (i) selling on behalf of any Optionee (or causing an Optionee to sell) Common

Shares issuable under or retaining any amount payable to the Optionee or (ii) requiring the Optionee, as a condition to the exercise of Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations; and

•	to provide that, in the event that the Corporation restates its financial results, any unpaid or unexercised options may be cancelled at the discretion of the Board (or the Compensation Committee of the Board) in accordance with the terms of the Corporation’s clawback policy.

The Board may amend, suspend or discontinue the Stock Option Plan or amend Options granted under the Stock Option Plan at any time without Shareholder approval; provided, however, that:

(a)	approval by a majority of the votes cast by Shareholders present and voting in person or by proxy at a meeting of Shareholders of the Corporation must be obtained for any:

(i)	amendment for which, under the requirements of the TSX or any applicable law, shareholder approval is required;

(ii)	increase to the maximum number or percentage of securities issuable under the Stock Option Plan;

(iii)	reduction of the Option price, or cancellation and reissuance of Options or other entitlements, of Options granted under the Stock Option Plan;

(iv)	extension of the term of Options beyond the original expiry date;

(v)	change in Eligible Persons that may permit the introduction or reintroduction of non-employee directors on a discretionary basis;

(vi)	increase to the limit imposed on non-employee director participation set out in the Stock Option Plan;

(vii)	allowance of Options granted under the Stock Option Plan to be transferable or assignable other than for estate settlement purposes; or

(viii)	amendment to the Stock Option Plan’s amendment provisions; and

(b)	the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Stock Option Plan.

Note that the amendment provisions above reflect the Proposed Amendments, and assume that the Stock Option Resolution will be passed at the Meeting.

Notwithstanding the other provisions of the Stock Option Plan, if:

(a)	the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Affiliate) or to liquidate, dissolve or wind-up;

(b)	an offer to purchase or repurchase all of the Common Shares shall be made to all holders of Common Shares which offer has been approved or accepted by the Board; or

(c)	the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety, so that the Corporation shall cease to operate any active business;

then, the Corporation will have the right, upon written notice thereof to Optionees, to permit the exercise of all such Options, whether or not vested, within the 20 day period next following the date of such notice and to determine that upon the expiration of such 20 day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.

The TSX rules will require the Stock Option Plan to be put before Shareholders for re-approval within three years of the date of the Meeting and every three years thereafter.

As of April 25, 2016, the number of outstanding Options is 5,936,590 which represents 2% of the total outstanding Common Shares of the Corporation. The number of available Options is 20,025,825 which is 7.7% of the total outstanding Common Shares of the Corporation. The number of Common Shares that have been issued pursuant to the plan is 2,720,980. The number of Common Shares that have been issued pursuant to the plan as a percentage of the outstanding Common Shares is 1.0%.

The table below summarizes certain ratios as at December 31, 2015, regarding the Stock Option Plan, namely dilution, burn rate and overhang as defined in the table and measured as a percentage of the total number of Common Shares outstanding as of December 31, 2015, 2014, 2013 and 2012.

	December 31, 2015	December 31, 2014	December 31, 2013	December 31, 2012
Dilution – total number of options outstanding divided by total number of Common Shares outstanding	2.8%	2.3%	2.2%	2.0%
Burn Rate – total number of options granted in a fiscal year, minus expired options, divided by the total number of Common Shares outstanding	0.6%	0.4%	0.4%	0.7%
Overhang – total options outstanding plus the number of options available to be granted pursuant to the Stock Option Plan, divided by the total number of Common Shares outstanding	10.0%	10.0%	10.0%	10.0%

Description of the Share Unit Plan

The objectives of the Share Unit Plan are to (i) promote alignment between employees of the Corporation and the growth objectives of the Corporation, (ii) associate a portion of participating employees’ compensation with the performance of the Corporation over the long-term and (iii) retain critical employees to drive the business success of the Corporation. In 2015, the Share Unit Plan made up 25% of the target long-term compensatory value for each of the NEOs.

The maximum number of Common Shares that are issuable under the PSU and RSU Plan to pay awards is limited to an aggregate of 500,000 Common Shares, which represents approximately 0.2% of the outstanding Common Shares of the Corporation as of the date of this Circular.

Grants may be made under the PSU and RSU Plan to executives or other employees of the Corporation or of any affiliate of the Corporation. For the purpose of the PSU and RSU Plan, an “affiliate” is any corporation, partnership or other entity (i) in which the Corporation, directly or indirectly, has majority ownership interest or (ii) which the Corporation controls.

The Share Unit Plan is administered by a committee consisting of designated executives of the Corporation or its relevant affiliates or, in respect of any grants made to such designated executives (including the NEOs) the Compensation Committee (for the purpose of this section Description of the Share Unit Plan, the “Committee”).

Awards granted under the PSU and RSU Plan are made with a specified dollar value (the “Award Value”) as of the date of grant, as determined by the Committee. In the case of PSUs, the Committee may determine any performance criteria applicable to the PSU. The number of PSUs granted to a participant for a performance period is determined by dividing the Award Value for the award to such participant divided by the Market Value of the Common Shares as at the end of the calendar quarter immediately preceding the date of the award, rounded down to the next whole number. The number of RSUs granted to a participant is determined by dividing the Award Value of the award provided to the participant in the form of RSUs by the Market Value of the Common Shares as at the end of the calendar quarter immediately preceding the date of the award, rounded down to the next whole number.

The “Market Value” for purposes of the PSU and RSU Plan is (i) the volume-weighted average trading price of the Common Shares on the TSX (or such other stock exchange in Canada on which the Common Shares are traded) for the five trading days preceding the date in question, or (ii) if the Common Shares are not traded on a stock exchange, the fair market value of the Common Shares as determined by the Committee.

Awards that vest may be paid out at the option of the Corporation in (i) Common Shares issued from treasury; (ii) Common Shares purchased on the secondary market; or (iii) a cash payment. Any payment in cash will be done using at a price per award equal to the Market Value of the Common Shares on the date of issuance.

Awards under the PSU and RSU Plan will not be paid in Common Shares issued from treasury if, at the time of such issuance, such issuance could result, at any time, in: (i) the number of Common Shares reserved for issuance to insiders (as defined in the TSX rules) under such plan, together with Common Shares reserved for issuance to Insiders under all other securities-based compensation arrangements (as defined in the TSX rules), exceeding 10% of the issued and outstanding Common Shares; or (ii) the issuance to insiders, within a one year period, of a number of Common Shares under such plan, together with Common Shares that may be issued to Insiders under all other securities-based compensation arrangements, exceeding 10% of the issued and outstanding Common Shares.

Where a participant’s employment is terminated by reason of the participant’s death prior to the vesting of the participant’s PSUs or RSUs, (i) the PSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will continue to be eligible for vesting and (ii) the RSUs credited to the participant’s account as at December 31 of the year preceding the participant’s death will vest as of the participant’s date of death.

Where a participant takes a leave of absence from the Corporation or an affiliate, as applicable, for a period of at least 90 days prior to the end of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs), the participant’s PSUs and RSUs will continue to be eligible for vesting, but at a prorated rate based on the number of whole and partial months that the participant was an active employee between the date of the award and the end of the performance period (in the case of PSUs) or the vesting date (in the case of RSUs). Where the leave of absence extends beyond the end of a performance period for PSUs or a vesting date for RSUs and the participant fails to return to full-time employment within 180 days after such end of performance period or vesting date, no PSUs or RSUs that would otherwise have vested will vest, and the participant will receive no payment or compensation therefor.

In the event that, during a performance period for PSUs or prior to the vesting date for RSUs, a participant’s employment is terminated by the Corporation or an affiliate for any reason or the participant voluntarily terminates his or her employment with the Corporation or an affiliate, no portion of the PSUs or RSUs that would otherwise vest at the end of the performance period or on the vesting date, as applicable, will vest, and the participant will receive no payment or compensation therefor.

Subject to the terms of the relevant Award Agreement, in the event of a change of control of the Corporation, the PSUs and RSUs credited to the account of the participant as at the date of the change of control, will become vested PSUs and RSUs on a one-for-one basis on the date of change of control, unless otherwise determined by the Committee. As soon as practical following the change of control, the participant will, at the discretion of the Committee, receive a payment in cash and/or Common Shares equal to the number of vested RSUs or PSUs, as applicable, multiplied by the price at which the Common Shares are valued for the purposes of the transactions giving rise to the change of control.

The assignment or transfer of the PSUs or RSUs, or any other benefits under the PSU and RSU Plan, is not permitted, other than by operation of law.

The PSU and RSU Plan may be amended or terminated at any time by the Committee in whole or in part, provided that:

(a)	no amendment of the plan will, without the consent of the participants affected by the amendment, or unless required by applicable law, adversely affect the rights of such participants with respect to PSUs or RSUs granted prior to the date of the amendment

(b)	no amendment of the plan will be effective unless such amendment is approved by the TSX; and

(c)	approval by a majority of the votes cast by shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation shall be obtained for any:

(i)	amendment for which, under the requirements of the TSX or any applicable law, shareholder approval is required;

(ii)	reduction of the purchase price of Common Shares issued or purchased to pay awards granted under the plan or the cancellation and reissuance of awards under the plan;

(iii)	extension of the term of an award under the plan beyond the original expiry date of the award;

(iv)	any amendment to remove or exceed the insider participation limit;

(v)	an increase to the maximum number of Common Shares issuable from treasury under the plan;

(vi)	amendments to eligible participants that may permit the introduction or non-employee Directors on a discretionary basis;

(vii)	allowance of awards granted under the plan to be transferable or assignable other than for estate settlement purposes; or

(viii)	amendment to the amendment provision of the plan.

Each PSU or RSU awarded represents the opportunity to receive one Common Share of the Corporation (issued from treasury or purchased on the secondary market), or a cash equivalent payment (at the election of the Corporation), at the end of the three year performance period for the award (the “Performance Period”), subject to the achievement of established performance criteria for each year during the Performance Period. The performance criteria currently established by the Corporation for PSU awards consist of three factors, with the relative weightings noted: (i) achieved EBITDA (85%); (ii) achieved customer satisfaction survey scores (5%); and (iii) achievement of safety record relative to industry benchmark performance (10%).

The policy adopted by the Compensation Committee is that eligible participants can elect the mix of their annual LTIP award as between stock option grants and PSUs provided that each year at least 25% of the award is in PSUs. For 2015, 25% of the long-term incentive for the CEO and other NEOs consisted of PSUs. The other 75% of the long-term incentive value for the CEO and each NEO was provided as grants under the stock option plan.

The PSUs vest only to the extent that at least the minimum established threshold is achieved for each performance factor.

RSU awards, which are time vested share units, have not been granted to the CEO or other NEOs.

If the achievement for any one particular performance criteria is above target for the Performance Period, the award payout can be increased to a maximum weighting as follows: (i) EBITDA (170%); customer satisfaction (6.3%); and safety metrics (11%).

Awards that vest may be paid out at the option of the Corporation in (i) Common Shares issued from treasury; (ii) Common Shares purchased on the secondary market; or (iii) a cash payment. The actual number of units that will vest is determined as follows:

The metrics for the 2013 PSU awards which vested on December 31, 2015 and the performance factor results achieved are described below:

Performance Factor 1 – Target EBITDA

The first performance factor has a weighting of 85% and consists as to 75% based on achieved Baseline EBITDA relative to the Baseline EBITDA target established for the performance period and as to 25% based on the achievement of Directional EBITDA relative to the Directional EBITDA target over the three year performance period.  Baseline EBITDA is target EBITDA for the period as established in the long term plan for existing operating assets of the business.  Directional EBITDA includes Baseline EBITDA plus EBITDA which will be generated from assets that are projected to be in operation during the period. The Baseline EBITDA target and the Directional EBITDA target for the performance period were $762.1 million and $821.3 million respectively.

The performance factors for the Baseline EBITDA and Directional EBITDA metric are as follows:

Actual Baseline EBITDA/Baseline Target	Base Efficiency Factor	Directional EBITDA/Directional Target	Directional Achievement Factor
< = 0.600	0	< = 0.200	0
> 0.600 and < = 0.700	0.128	> 0.200 and < = 0.400	0.043
> 0.700 and < = 0.800	0.255	> 0.400 and < = 0.600	0.085
> 0.800 and < = 0.900	0.383	> 0.600 and < = 0.800	0.128
> 0.900 and < = 0.950	0.510	> 0.800 and < = 0.950	0.170
> 0.950 and < = 1.100	0.638	> 0.950 and < = 1.150	0.213
> 1.100 and < = 1.200	0.763	> 1.150 and < = 1.400	0.255
> 1.200 and < = 1.300	0.893	> 1.400 and < = 1.600	0.298
> 1.300 and < = 1.400	1.020	> 1.600 and < = 1.800	0.340
> 1.400 and < = 1.500	1.148	> 1.800 and < = 2.000	0.383
> 1.500	1.275	> 2.000	0.425

Performance Factor 2 – Safety Results

The second performance factor has a weighting of 10% and is based upon the Corporation’s achieved OSHA Recordable Incident Rate (“RIR”) relative to the OHSA Industry Average RIR for the performance period.

Performance against this factor is measured as follows:

Average Actual OSHA Recordable Incident Rate/ Average Industry Average OSHA RIR	Safety Achievement Factor
Less than 0.80	0.110
Between 0.80 and 0.94	0.105
Between 0.95 and 1.00	0.100
Between 1.01 and 1.04	0.090
Between 1.05 and 1.09	0.085
Between 1.10 and 1.14	0.080
Greater than 1.15	0.000

Performance Factor 3 – Customer Service Achievement Results

The third performance factor has a weighting of 5% and is based upon achievement of customer service levels relative to established targets for the performance period.

Performance against this factor is measured as follows:

Average of Actual Customer Satisfaction Index/ Target Customer Satisfaction	Customer Satisfaction Achievement Factor
Less than 0.92	0.000
Between 0.92 and 0.93	0.025
Between 0.94 and 0.95	0.030
Between 0.96 and 0.97	0.035
Between 0.98 and 0.99	0.040
Between 1.00 and 1.01	0.050
Between 1.02 and 1.03	0.053
Between 1.04 and 1.05	0.055
Between 1.06 and 1.07	0.058
Between 1.07 and 1.08	0.060
Greater than 1.08	0.063

The following table shows the performance factor results for the three year period from January 1, 2013 to December 31, 2015:

	Target ($M)	Achieved ($M)	Calculation	Achieved Factor
Performance Factor, EBITDA
Baseline EBITDA/Target	$762.1	$781	1.0247	0.638
Directional EBITDA/Target	$821.3	$798.9	0.973	0.213
Performance Factor, Safety	3.8 RIR	2.38 RIR	0.626	0.110
Performance Factor, Customer Service	80%	77.3%	0.966	0.035
Total Performance Factor Score				0.996

The overall performance factor applied to the 2013 PSU awards vested was 0.996 x units issued, including units accreted reflecting dividends paid during the performance period. The vested value based on the December 31, 2015 closing price of $10.91 per common share on the TSX represented 1.85 x the original grant date value.

Employee Share Purchase Plan

On June 21, 2011, the Corporation’s Shareholders approved the adoption of adoption of an employee share purchase plan (the “ESPP”) of the Corporation. Under the ESPP, currently 2,000,000 Common Shares are reserved for issuance, which represents approximately 0.8% of the outstanding Common Shares of the Corporation as of the date of this Circular.

The ESPP is intended to enable eligible employees (which includes NEOs of the Corporation) to acquire Common Shares in the Corporation in a convenient and systematic manner, so as to encourage continued employee interest in the operation, growth and development of the Corporation, as well as to provide an additional investment opportunity to eligible employees of the Corporation and its subsidiaries.

All regular full-time and part-time employees are eligible to participate in the ESPP. Participants in the ESPP accumulate funds for the purchase of Common Shares through payroll deduction, subject to a maximum limit of $10,000 per year for Canadian employees and US$10,000 for US employees. For Canadian employees, the Corporation will match 20% of the first $5,000 contributed by the employee and 10% of the next $5,000 contributed by the employee, for a maximum matching contribution of $1,500 for Canadian employees.  For US employees, the Corporation will match  15% of the contribution made by the employee up to US$10,000, for a maximum matching contribution of US$1,500 for US employees. Dividends on Common Shares in a participant’s account under the ESPP (i) will be reinvested to purchase additional Common Shares, if the participant is a Canadian resident or (ii) will be paid by cheque, net of any withholding taxes, to participants who are not Canadian residents.

On the last day of each fiscal quarter of the Corporation in each year, all contributions received in respect of each participant shall be paid in full on behalf of participants to purchase Common Shares from treasury and/or, at the election of the Corporation, through market purchases carried out by an independent broker through the facilities of the TSX. The Common Shares will be issued from treasury at a price equal to the five-day volume weighted average price of the Common Shares on the TSX for the five trading days immediately preceding the purchase date, or an equivalent number of Common Shares will be acquired on the market (with any shortfall from contributions for the purchase of such Common Shares being contributed by the Corporation and any excess being available to the Corporation to apply against costs of administering the ESPP).

Under the ESPP, together with any other security-based compensation arrangements of the Corporation, the Common Shares reserved for issuance to insiders cannot exceed 10% of the outstanding Common Shares, and the number of Common Shares issued to insiders within a one-year period cannot exceed 10% of the outstanding Common Shares.

The ESPP can be amended by the Board at any time, without the approval of the Shareholders, provided that amendments to (a) increase the number of Common Shares reserved for issuance under the ESPP, (b) add additional categories of persons eligible to participate under the ESPP, (c) eliminate or decrease the limitations on insider participation set forth above, or (d) amend the amendment provision of the ESPP to eliminate a matter listed as requiring Shareholder approval, will in each case require Shareholder approval.

The interest of any participant under the ESPP is not assignable either by voluntary assignment or by operation of law except upon death or upon mental incompetency.

Other Executive Benefits

The Corporation provided executives with additional benefits in accordance with the compensation program objectives and for the purpose of retention and motivation. As part of their compensation, the NEOs are eligible to receive some or all of the following:

•	Life and Accidental Death and Dismemberment (ADD) Insurance coverage;

•	Medical expenses and medical insurance re-imbursements;

•	Retirement savings plan contributions;

•	Monthly car allowance, as applicable;

•	Health and Wellness coverage; and

•	A fitness allowance for a recreational and/or social club.

Some of these items are considered as taxable benefits. The monetary value of the benefits is reported in the Summary Compensation Table for the NEOs.

Executive Share Ownership Guidelines

To align the interests of senior management with the interests of Shareholders, Corporation ownership guidelines were introduced for NEOs and senior management in 2013. The guidelines indicate ownership levels must be achieved within five (5) years of becoming a designated executive officer. Corporation ownership includes Common Shares or share equivalents. Ownership criteria is defined in terms of a multiple of the executive’s base salary. The following table summarizes the ownership guidelines:

Executive	Target Ownership
Chief Executive Officer, Vice Chair	3 times base salary
Chief Financial Officer, President	2 times base salary
Division President, Executive Vice President	1 times base salary

The guideline provides a transition period of five (5) years to achieve the ownership requirement; however, notwithstanding the foregoing, each member of the executive management team is expected to hold Common Shares and/or vested or unvested RSUs/PSUs valued at a minimum of 10% of their base salary within the first year of joining the Corporation or transitioning to an executive management position.

The Common Share and/or share equivalent ownership as of April 25, 2016 for those NEOs governed by the ownership guidelines are set out below. The estimated value is calculated using $10.67, which is the 20 day trailing volume weighted average price of Algonquin Common Shares on the first day of the calendar year, in this case January 4, 2016. Compliance with the ownership guidelines is measured on the first trading day of each calendar year, using the base salary then in effect, and using a twenty (20) day trailing volume weighted average price of Algonquin Common Shares on that day.

NEO	Multiple of Base Salary	Ownership guideline value	Shares/share equivalents (1)	Estimated Value	Minimum of ten percent	Target Status
		($)	(#)	($)
Ian Robertson	3x	1,887,000	1,447,622	15,446,127	Achieved	Target achieved
Chris Jarratt	3x	1,395,000	1,270,657	13,557,910	Achieved	Target achieved
David Bronicheski	2x	740,000	498,063	5,314,322	Achieved	Target achieved
David Pasieka	1x	320,000	151,922	1,621,008	Achieved	Target achieved
Mike Snow	1x	320,000	140,544	1,499,604	Achieved	Target achieved

(1)	Includes Common Shares and vested and unvested PSUs.

Equity Compensation Plan Information

The table below indicates the number of securities to be issued upon exercise of outstanding options under the Stock Option Plan, the weighted average exercise price of the options, and the number of securities remaining available for future issuance under equity compensation plans as of May 3, 2016.

Equity Compensation Plan Category	Number of securities to be issued upon exercise of outstanding options (#)	Weighted- average exercise price of outstanding options ($)	Weighted average remaining term of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (#)	Available for Issuance Under All Other Management Equity Compensation Plans (#)
Plans approved by security holders	5,936,590	9.61	6.9 years	16,805,569	500,000
Plans not approved by security holders	-	-	-	-	-
Total	5,936,590	9.61	6.9 years	16,805,569	500,000

Performance Graph

The following performance graph compares the Corporation’s cumulative total Shareholder return, assuming an investment of $100 and reinvestment of dividends, for its Common Shares with that of the S&P/TSX Capped Utilities Index and the S&P/TSX Composite Index.

In 2015, the Total Shareholder Return for the Corporation was 17.5% (compared with -8.32% for the S&P/TSX Composite Index and -3.48% for S&P/TSX Capped Utilities Index). During the same period, total compensation for the NEOs increased an average of 10% as compared to total compensation in 2014, and specifically, the total compensation for the CEO increased 10.1% in 2015.

Algonquin Power & Utilities Corp. Relative Performance
Value of $100 Invested on January 1, 2011 (Assumes reinvestment of all dividends)

Total Shareholder Return vs. NEO Compensation

At the end of 2015, the Corporation undertook an analysis of the alignment between the NEOs’ total compensation and the experience of Shareholders. The analysis looked at the NEOs’ total compensation using the first full year in which the Corporation had converted from an income trust (2010) as the basis for comparison. The total NEO compensation results were then compared to the Shareholder experience, as measured by total Shareholder return over the same periods. The analysis concluded that the Corporation’s compensation framework provided a close alignment between the NEOs’ compensation and the Shareholder experience over the measured periods.

Between December 31, 2011 and December 31, 2015, the Shareholders’ experience, as measured by the Total Shareholder Return on an annual basis each calendar year, averaged 20%. The annual NEO compensation percentage increase as measured by the total annual compensation paid to the NEOs over the same period averaged approximately 19%. The following presents the comparison over the periods of interest:

Period	Average Compensation Adjustment for NEO Team(1)	Annual Total Shareholder Return (including dividend re-investment)
2012	16%	12.0%
2013	37%(2)	12.0%
2014	12%	37.0%
2015	10%	18%
Average	19%	20%

(1)	A portion of these amounts relates to long-term incentives. The value of these amounts are tied to future individual performance and continuing Shareholder returns.
(2)	A portion of the 2013 and 2014 compensation adjustment included market adjustments to better align NEO compensation with the median compensation levels of the Comparator Group, as discussed on page 41 under the heading 2015 Compensation Decisions.

Algonquin’s compensation philosophy has a significant component of NEO compensation consisting of long-term incentives (grants of PSUs and stock options), which are designed to focus executives on the long-term success of the Corporation. These long-term incentives are directly affected by changes in Algonquin’s Common Share price and Algonquin’s total Shareholder return. This helps create a direct correlation between the Shareholder experience and the compensation paid to senior executives.

Executive Compensation Information

Executive Performance Highlights

The strong performance of the Corporation in 2015 was highlighted by significant increases in operating revenues, net income, adjusted net earnings per share, cash flows, assets, share price and dividends. The performance of the Corporation is the result of the efforts and individual achievements of all employees within the organization.

The following summarizes some of the achievements of the NEOs:

Ian Robertson, Chief Executive Officer

Mr. Robertson has been the CEO of the Corporation for the last five years. During his tenure as CEO, the Corporation has delivered consistent growth in assets, revenues and strong total shareholder returns. Over the past five years (commencing January 1, 2011), total shareholder return was 165% and asset growth was 391%. During the same period the S&P/TSX Composite Index provided a total return of 12%. For 2015, the following was achieved:

•	Total Shareholder Return of 17.49% in 2015 relative to the S&P/TSX Utilities TSR of -3.48%;

•	Adjusted EBTDA increased over 29% to $375 million, as compared to $291 million in 2014;

•	24% growth in EPS to $0.46 from 0.37 in 2014;

•	Revenue increased 9.2% to $1.03 billion, as compared to $0.94 billion in 2014; and

•	During 2015, new investments representing $770 million in capital investment were approved by the Board of Directors.

Chris Jarratt, Vice Chair, Algonquin Power & Utilities Corp.

Mr. Jarratt has been Vice Chair of the Corporation for the past five years, and during his tenure in this role, Mr. Jarratt has made a significant contribution to the development of the Board of Directors and corporate governance for the Corporation. Mr. Jarratt is a member of the Board of Directors and a member of the management executive team which has consistently built shareholder value during his tenure. During 2015, Mr. Jarratt’s accomplishments include the following:

•
Collaborated with the Board of Directors to expand its diversity and membership. During 2015 a number of individuals were identified as potential candidates to join the Board of Directors, with the successful completion of the process leading to the nomination of Melissa Barnes to our Board of Directors in 2016;

•
Assisted the Corporate Governance Committee in continuously improving our governance. During 2015 the Corporation’s efforts were recognized with improved Globe and Mail Board Games ranking (95 vs 105) and a stronger governance score from ISS;

•	Provided guidance and assistance in the resolution of a broad spectrum of strategic and commercial issues facing the Corporation, including support for several significant acquisition opportunities;

•	Collaborated with the CEO and the Board of Directors in the development and execution of the long term strategy of the Corporation; and

•	Provided key leadership support across the Corporation.

David Bronicheski, Chief Financial Officer, Algonquin Power & Utilities Corp.

Mr. Bronicheski has been the Chief Financial Officer of the Corporation (and its predecessor) since 2007. During 2015, Mr. Bronicheski had the following accomplishments:

•	Provided support for the Corporation’s growth initiatives with the successful completion of $150 million of common equity issuance;

•	Strengthened the Liberty Utilities bond platform with the completion of US$160 million debt issuance, marking the Corporation’s first long term 30 year bond;

•	Enhanced the Corporation’s liquidity through a new extendible letter of credit facility for $50 million and US$30 million;

•	Expanded the role and scope of internal audit to enhance the Corporation’s overall corporate governance practices; and

•	Provided key leadership support across the Corporation.

David Pasieka, President, Distribution Business Group (Liberty Utilities Co.)

David Pasieka has been the President of Liberty Utilities Co. since 2011. During 2015, he had the following accomplishments:

•	Delivered strong safety metrics, customer satisfaction and financial results across Liberty Utilities Co.;

•	Facilitated the due diligence program related to the acquisition of The Empire District Electric Company;

•	Successfully implemented a number of growth strategies including organic capital investment, system acquisitions and franchise expansions representing over $500 million of capital investment;

•	Successfully concluded five rate cases across the Corporation’s utility business in the United States; and

•	Provided key leadership support across the Corporation.

Mike Snow, President, Generation Business Group (Algonquin Power Co.)

Mike Snow has been the President of Algonquin Power Co. since 2011. During 2015, he had the following accomplishments:

•	Delivered strong safety metrics (including an injury free year), facility availability and financial results across Algonquin Power Co.;

•
Implemented an asset optimization program to deliver increased asset availabilities and improved operational efficiencies across the North American generation fleet, including the successful integration of three new generating stations into the Algonquin Power Co. generation fleet;

•	Participated in the due diligence program related to the acquisition of The Empire District Electric Company;

•	Facilitated the origination of three new generating station construction programs representing approximately $700 million of capital investment in California, Minnesota and Michigan; and

•	Provided key leadership support across the Corporation.

Summary Compensation Table

The following table sets forth information concerning compensation earned from the Corporation and its subsidiaries for the financial year of the Corporation ended December 31, 2015 for each of the individuals who were at December 31, 2015, the Chief Executive Officer, the Vice Chair, the Chief Financial Officer, the President of Algonquin Power Co., and the President of Liberty Utilities Co.

Name and Principal Position	Year	Salary	Share- Based Awards (2)	Option-Based Awards (3)	Non-Equity Incentive Plan Compensation		Savings Plan Contributions(4)	All Other Compen- sation	Total Compen- sation
		($)	($)	($)	($)		($)	($)	($)
					Annual Incentive Plans(1)	Long-Term Incentive Plans
Ian Robertson CEO	2015 2014 2013	629,000 582,000 519,675	229,253 294,993 235,354	445,230 295,000 233,854	572,440 461,028 633,234	- - -	37,653 34,220 38,505	133,582 48,849 34,477	2,047,158 1,716,090 1,695,099
Christopher Jarratt Vice Chair	2015 2014 2013	465,000 465,000 415,090	125,877 235,998 188,291	373,163 236,000 186,791	423,187 370,121 309,302	- - -	27,900 27,361 28,740	28,870 25,915 24,773	1,443,997 1,360,395 1,152,987
David Bronicheski CFO	2015 2014 2013	370,000 309,000 298,275	52,375 84,995 76,069	152,625 85,000 74,569	293,840 160,515 246,942	- - -	22,087 18,371 19,959	19,439 20,534 16,880	910,366 678,415 732,694
David Pasieka President, Distribution	2015 2014 2013	320,000 295,000 263,714	41,500 73,999 67,428	120,000 74,000 65,928	232,016 138,200 112,591	- - -	19,153 17,366 16,847	24,211 26,111 16,600	756,880 624,676 543,108
Michael Snow President, Generation	2015 2014 2013	320,000 295,000 263,714	41,500 73,999 67,428	120,000 74,000 65,928	207,016 137,337 114,515	- - -	19,153 17,346 26,135	23,172 35,172 16,760	730,841 632,854 554,480

(1)	The annual incentive plan amounts represent the annual bonus paid per the short-term incentive plan which is based on Corporate and/or Business Unit Scorecards.
(2)	Grant date fair value of Common Shares granted under Algonquin’s ESPP and units under the Share Unit Plan as calculated under the respective plans.

Algonquin awarded the following PSUs to the named executives for 2013 (awarded August 13, 2014), 2014 (awarded August 13, 2014), and 2015 (awarded May 19, 2015 and August 27, 2015). The number of PSUs that the named executives will actually earn can vary from 0 to 197.5% of the original number of PSUs granted, depending on the Company’s performance against measures of efficiency, safety, and customer service over a three year period. Dividends subsequently earned on unvested units are not included as grants below.

	2015	2014	2013
Ian Robertson	23,515	39,972	34,767
Chris Jarratt	12,841	31,978	27,813
David Bronicheski	5,252	11,517	11,143
David Pasieka	4,129	10,027	8,858
Mike Snow	4,129	10,027	8,858

For purposes of compensation the PSUs were valued using the closing market price on the first day of the performance period. For purposes of financial statement disclosure, the PSUs were valued using the closing market price on the grant date as set out in the table below. The table below shows the difference between the grant date value for compensation purposes and the grant date fair value used for purposes of financial statement disclosures which is due to the change in market price between those two dates.

Year	Grant Date Value for compensation purposes ($)	Grant Date Value for financial statement disclosure ($)	Difference per unit
2015	9.69	9.77	0.08
2014	7.38	8.22	0.84
2013	6.73	8.22	1.49

(3)	Algonquin awarded the following options to the named executives for 2013 (awarded March 13, 2013), 2014 (awarded May 13, 2014), and 2015 (awarded May 19, 2015 and August 27, 2015):

	2015	2014	2013
Ian Robertson	420,028	327,778	285,366
Chris Jarratt	354,141	262,222	228,293
David Bronicheski	143,986	94,444	91,463
David Pasieka	113,208	82,222	72,713
Mike Snow	113,208	82,222	72,713

The compensation committee reviewed estimates of the value of the options on the grant dates that were prepared by Mercer. It then recommended to the board the number of options to grant, which the board approved.

For valuation purposes, Mercer used the Black-Scholes option-pricing model and the following key assumptions:

Year	Dividend Yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise Price ($)	Fair value ($)
2015	4.8	23	1.1	5.5	9.88	1.06
2014	4.7	22.3	1.8	5.5	7.77	0.91
2013	4.6	21.7	1.4	5.5	7.72	0.82

For purposes of financial statement disclosure, options were valued using a Black-Scholes option pricing model and the following assumptions:

Year	Dividend Yield (%)	Volatility (%)	Risk-free rate (%)	Expected life (years)	Exercise Price ($)	Fair value ($)
2015	4.0	38	1.3	8.00	9.75	2.45
2014	3.8	38	2.0	8.00	7.95	2.00
2013	3.8	37	1.6	8.00	7.72	2.00

These accounting value assumptions differ from the compensation value assumptions in the calculations above. The difference per option granted between the two models is presented in the following table:

Year	Grant Date Value for compensation purposes ($)	Grant Date Value for financial statement disclosure ($)	Difference per unit
2015	1.06	2.45	1.39
2014	0.91	2.00	1.09
2013	0.82	2.00	1.18

Under Mercer’s standard approach, the estimated life of the award is based on a safe harbour methodology which is shorter in term that the assumed term for accounting purposes.  This difference in life affects the calculation of volatility and resulting fair value.

(4)	Amounts shown are contributions made by the Corporation for individuals under Algonquin’s Deferred Profit Sharing Plan. The Corporation does not have any other registered plan or pension program in which the CEO or NEO’s are eligible to participate.

The following table sets out in detail “All Other Compensation” earned by the NEOs as reported in the Summary Compensation Table above.

		Perquisites		Insurance Premiums(2)	Total All Other Compensation
Name	Year	Car Allowance	Other Perquisites(1)
		($)	($)	($)	($)
Ian Robertson	2015 2014 2013	11,520 11,520 11,520	2,723 18,406 17,597	119,339(3) 18,923 5,360	133,582 48,849 34,477
Christopher Jarratt	2015 2014 2013	11,520 11,520 11,520	6,254 6,310 7,893	11,096 8,085 5,360	28,870 25,915 24,773
David Bronicheski	2015 2014 2013	11,520 11,520 11,520	- - -	7,919 9,014 5,360	19,439 20,534 16,880
David Pasieka	2015 2014 2013	11,400 11,400 11,400	2,045 2,950 -	10,766 10,822 5,200	24,211 26,111 16,600
Michael Snow	2015 2014 2013	11,400 11,400 11,400	2,045 12,950 -	9,727 11,762 5,360	23,172 35,172 16,760

(1)	Other perquisites include annual health assessment, health and fitness club membership, tuition reimbursement.
(2)	Insurance premiums include life, disability and medical reimbursement plan amounts.
(3)	Includes medical expenses reimbursement in 2015 of $108,246 including premium under a cost-plus program.

Outstanding Option Based Awards

The following table describes all option-based awards as at December 31, 2015 for each NEO that is eligible for such award.

Name	Number of Common Shares Underlying Options	Option Exercise Price	Option Expiration Date	Value of unexercised In-the-Money options(1)
Ian Robertson	494,388(2)	$4.05	12-Aug-18	$3,391,502
	380,146(2)	$5.23	22-Mar-19	$2,159,229
	350,413(2)	$6.22	14-Mar-20	$1,643,437
	285,366	$7.72	14-Mar-21	$910,318
	327,778	$7.95	13-May-22	$970,223
	420,028	$9.76	18-May-23	$483,032
Christopher Jarratt	436,224(2)	$4.05	12-Aug-18	$2,992,497
	335,423(2)	$5.23	22-Mar-19	$1,905,203
	267,963(2)	$6.22	14-Mar-20	$1,256,746
	38,548(2)	$6.56	19-Jun-20	$167,684
	228,293	$7.72	14-Mar-21	$728,255
	262,222	$7.95	13-May-22	$776,177
	335,590	$9.76	19-May-23	$385,929
	17,438	$9.23	26-Aug-23	$29,296

David Bronicheski	229,592(2)	$4.05	12-Aug-18	$1,575,001
	176,538(2)	$5.23	22-Mar-19	$1,002,736
	162,917(2)	$6.22	14-Mar-20	$764,081
	91,463	$7.72	14-Mar-21	$291,767
	94,444	$7.95	13-May-22	$279,554
	143,986	$9.76	19-May-23	$165,584
David Pasieka	172,242(2)	$5.65	13-Sep-19	$905,993
	146,625(2)	$6.22	14-Mar-20	$687,671
	15,234(2)	$6.56	19-Jun-20	$66,268
	72,713	$7.72	14-Mar-21	$231,954
	82,222	$7.95	13-May-22	$219,040
	113,208	$9.76	19-May-23	$130,189
Michael Snow	171,642(2)	$5.64	21-Jun-19	$904,553
	146,625(2)	$6.22	14-Mar-20	$687,681
	15,234(2)	$6.56	19-Jun-20	$66,268
	72,713	$7.72	14-Mar-21	$231,954
	82,222	$7.95	13-May-22	$219,040
	113,208	$9.76	19-May-23	$130,189

(1)	Value determined using the closing price of the Common Shares on the TSX on December 31, 2015 of $10.91.
(2)	These options were exercised in March 2016.

Outstanding Share Based Awards

The following table describes all share-based awards as at December 31, 2015 for each NEO that is eligible for such award.

Name	Number of shares or units of shares that have not vested	Market or payout value of share- based awards that have not vested(1)	Market or payout value of vested share-based awards not paid out or distributed(2)(3)
	(#)	($)	($)
Ian Robertson	67,764	739,305	434,458
Christopher Jarratt	48,004	523,724	347,560
David Bronicheski	17,938	195,704	139,233
David Pasieka	15,156	165,532	110,682
Michael Snow	15,156	165,532	110,682

(1)	Unvested share-based awards are PSU awards including PSUs from dividend reinvestment relating to such grants as of December 31, 2015.
(2)	The market or payout value of unvested share-based awards is calculated based on an assumed performance factor of 1.0 and the closing price of the Common Shares on the TSX on December 31, 2015 of $10.91.
(3)	These figures represent vested PSUs (2013 series). These will be paid out on or before June 30, 2016. The value is based on the closing price of the Common Shares on the TSX on December 31, 2015 of $10.91.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table describes all option-based awards, share-based awards and non-equity incentives that vested, or were earned, during 2015 for each NEO.

Name	Option-based awards value vested during 2015	Share-based awards (PSU) value vested during 2015(1) (2)	Non-equity incentive plan compensation – value earned during 2015
Ian Robertson	$787,857	$434,458	$572,440
Chris Jarratt	$640,510	$347,560	$423,187
David Bronicheski	$245,636	$139,233	$293,840
David Pasieka	$201,840	$110,682	$232,016
Michael Snow	$201,840	$110,682	$207,016

(1)	Options and PSU values calculated at December 31, 2015 closing price on the TSX of $10.91 per Common Share.
(2)	The 2013 LTIP series vested at a rate of 99.60%. The vested value as a multiple of original grant value was 1.85x, representing the growth in share price over that period.

CEO’s Compensation Look-back

The information in this section is for the five year period 2011-2015. The table sets out Ian Robertson’s five year average compensation, each of the compensation elements, and his compensation disclosed in the summary compensation table in each of the past five years, compared to the realized and realizable value of each of the compensation elements.

Ian Robertson has been Chief Executive Officer through this five year period. His five year average realized pay is higher than the grant date value disclosed in the summary compensation table, reflecting the increase in value of PSU grants and stock option awards. The PSU awards in 2014 and 2015 included in this table will not vest unless performance criteria relating to those awards are met during the respective three year performance period. The 2013 PSU awards granted to Ian Robertson vested January 1, 2016.

In C$	Five Year Average	2015	2014	2013	2012	2011
Base Salary(1)	488,160	629,000	582,000	519,675	419,425	290,700
Annual Incentive Pay(2)	459,026	572,440	461,028	633,234	278,918	349,508
PSUs Awarded and Paid(3)	86,892	434,458	-	-	-	-
Options Exercised(4)	-		-	-	-	-
Retirement Savings and Other Benefits(5)	90,448	171,235	84,569	74,482	61,591	60,364
Realized Compensation Subtotal	1,124,525	1,807,133	1,127,597	1,227,391	759,934	700,572
PSU Awards Outstanding(6)	214,390	256,549	436,095	379,308	-	-
Options Granted and Outstanding(7)	1,233,248	483,032	553,945	547,903	1,198,412	2,159,229
Realizable Compensation Subtotal	1,447,638	739,581	1,406,317	1,289,626	1,643,437	2,159,229
Total Realized and Realizable Compensation (based on 2015 year end values)	2,571,163	2,546,714	2,533,914	2,517,017	2,403,371	2,859,801
Total Compensation as Reported in the Summary Compensation Table (based on Grant Date Value)	1,483,649	2,047,158	1,716,090	1,695,099	1,012,231	947,667

(1)	Base salary – salary amounts paid each year.
(2)	Annual incentive pay – bonus amounts paid each year.
(3)	PSUs awarded and paid – The first PSU grant was in 2013.
(4)	Options exercised – the amount earned from options exercised from 2011 to 2015. Ian Robertson did not exercise any stock options in 2012, 2013, 2014 or 2015. Subsequent to December 31, 2015 Mr. Robertson exercised his 2010, 2011 and 2012 series options.
(5)	Retirement savings and other benefits – values reported for 2012, 2013, and 2014 in the summary compensation table for these items include matching under the ESPP of $1,500 of Common Shares.
(6)	PSUs outstanding – the outstanding PSUs granted in 2014 and 2015 have not vested as they are subject to performance criteria being met prior to vesting. Valued at $10.91, the closing price of Common Shares on the TSX on December 31, 2015.
(7)	Options granted and outstanding – the amount that could be earned upon exercise of options that were granted from 2011 to 2015 based on $10.91, the closing share price of Common Shares on the TSX on December 31, 2015.

Employment Arrangements

The Corporation entered into an executive employment agreement with each of Mr. Robertson, the Chief Executive Officer, Mr. Jarratt, Vice Chair, and Mr. Bronicheski, the Chief Financial Officer of the Corporation, on June 23, 2010. The Corporation entered into an executive employment agreement with Mr. Pasieka, the President of Liberty Utilities on September 1, 2011 and Mr. Snow, President of Algonquin Power Company on May 24, 2011. All such executive employment agreements are collectively referred to as the “Employment Agreements”.

Termination for Cause, Resignation and Change of Control

If the NEOs are terminated for cause, each individual will not be entitled to any advance notice of termination or payment in lieu of notice. Each may resign at any time during the term of his Employment Agreement by providing not less than sixty (60) days prior written notice to the Corporation. Upon resignation, each will not be entitled to any payment other than any amounts that the Corporation is required to pay in accordance with applicable laws and the Employment Agreements, including payment of accrued but unused vacation and expenses owing.

Within twelve (12) months following a change in control of the Corporation where there has been a material change in duties or a material reduction in compensation, if Messrs. Robertson, Jarratt or Bronicheski choose to resign, each is entitled to receive compensation equal to the following (i) a lump sum payment equal to twenty-four (24) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment; (iii) continuation of benefits, car allowance and pension for twenty-four (24) months or a lump sum payment in lieu thereof; and (iv) all unvested performance share units, and all unvested stock options which shall be exercisable within ninety (90) days.

Within twelve (12) months following a change in control of the Corporation where there has been a material change in duties or a material reduction in compensation, if Messrs. Snow or Pasieka choose to resign, each is entitled to receive compensation equal to the following (i) a lump sum payment equal to twelve (12) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment; (iii) continuation of benefits, car allowance and pension for twelve (12) months or a lump sum payment in lieu thereof; and (iv) all unvested performance share units, and all unvested stock options which shall be exercisable within ninety (90) days.

The change of control termination provisions can be triggered upon the occurrence of any one party being entitled to cast 50% or more of the votes attached to all Common Shares of the Corporation and within 12 months of such occurrence, a material change to the employment conditions or duties of the executive that would materially adversely affect the nature and status of his or her responsibilities, including any change in title, position, or reporting relationship. Upon such events, the executive may elect within 90 days to terminate employment and receive change of control incremental amounts.

Termination for Reasons other than Cause

Upon termination without cause, Messrs. Robertson, Jarratt or Bronicheski are entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to eighteen (18) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment; (iii) continuation of benefits for eighteen (18) months or lump sum payment in lieu thereof; (iv) all unvested performance share units which would have vested within eighteen (18) months of the last day of employment; and (v) all unvested stock options which would have vested within eighteen (18) months of termination and which are exercisable within ninety (90) days of termination.

Upon termination without cause, Messrs. Snow and Pasieka are entitled to the following amounts in lieu of notice: (i) a lump sum payment equal to twelve (12) months of base salary (at the then applicable base salary rate); (ii) a lump sum payment equal to the targeted annual incentive payment; (iii) continuation of benefits for twelve (12) months or lump sum payment in lieu thereof; (iv) all unvested performance share units vest pro-rata as at the end of the fiscal year in which termination occurs; and (v) all unvested stock options which would have vested within eighteen (18) months of termination and which are exercisable within ninety (90) days of termination.

Summary Termination Table

Assuming that the triggering event requiring the foregoing payments occurred on December 31, 2015 and that the Employment Agreements were in effect on such date, the NEOs would be entitled to receive the following incremental amounts:

Named Executive Officer	Type of Termination	Salary Entitlement	Bonus Entitlement	Options	Share- Based Awards(1)	Benefits	Total Payout
		($)	($)	($)	($)	($)	($)
Ian Robertson	Termination without Cause	943,500	679,320	509,706	670,038	252,768	3,055,332
	Termination upon Change of Control	1,258,000	905,760	696,006	1,404,030	337,024	4,603,820
Christopher Jarratt	Termination without Cause	697,500	502,200	414,864	536,026	75,774	2,226,364
	Termination upon Change of Control	930,000	669,600	571,001	1,012,546	101,032	3,051,679
David Bronicheski	Termination without Cause	555,000	277,500	156,327	205,337	62,289	1,256,453
	Termination upon Change of Control	740,000	370,000	219,471	409,845	83,052	1,822,368
David Pasieka	Termination without Cause	320,000	144,000	130,472	184,586(2)	40,280	819,338
	Termination upon Change of Control	320,000	144,000	179,818	184,586(2)	40,280	868,685
Michael Snow	Termination without Cause	320,000	144,000	130,323	184,586(2)	40,280	820,238
	Termination upon Change of Control	320,000	144,000	179,521	184,586(2)	40,280	869,436

(1)	The value of the share based units is calculated using $10.91 being the closing price of the Common Shares on the TSX on December 31, 2015.
(2)	Vest pro-rata on actual performance.

Additional Information

Copies of the Corporation’s financial statements for the year ended December 31, 2015, together with the report of the auditors thereon, management’s discussion and analysis, the interim financial statements of the Corporation for periods subsequent to the end of the Corporation’s last fiscal year, the current annual information form (together with any document incorporated therein by reference) of the Corporation and this Circular are available upon request to the Vice President, Investor Relations of the Corporation. Shareholders wishing to receive a copy of the Rights Plan should contact the Vice President, Investor Relations of the Corporation by telephone at 905-465-4500 or by facsimile at 905-465-4514. These documents and additional information concerning the Corporation are available on SEDAR at www.sedar.com.

Schedule “A”

Articles of Amendment Resolution

RESOLVED as a special resolution that:

1.	the articles of Algonquin Power & Utilities Corp. (the “Corporation”) be amended:

(a)	to provide for a minimum of three (3) directors and a maximum of twenty (20) directors; and

(b)
to amend paragraph 2 of the articles so that the location in which the registered office is situated is changed from the Regional Municipality of Peel, in the Province of Ontario to anywhere within the Province of Ontario;

2.
the directors of the Corporation are authorized to revoke all or any part of this resolution without further approval of the shareholders of the Corporation at any time prior to the filing of articles of amendment authorized by such resolution; and

any director or officer of the Corporation is hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing.

Schedule “B”

Stock Option Plan Resolution

WHEREAS a security based compensation arrangement that does not have a fixed maximum number of securities issuable, as is the case with the Stock Option Plan of Algonquin Power & Utilities Corp. (the “Corporation”), as adopted in 2010 and amended in 2011 (the “Stock Option Plan”), requires all unallocated options to be approved by the holders of common shares of the Corporation (the “Shareholders”) every three years pursuant to the rules of TSX;

AND WHEREAS the Stock Option Plan of the Corporation, including the unallocated options thereunder, was last approved by Shareholders at the annual meeting of the Shareholders in 2013;

AND WHEREAS Shareholder approval is required pursuant to the rules of the TSX for any amendments to the amending provisions of the Stock Option Plan;

AND WHEREAS in order to better align with current corporate governance “best practices”, the Corporation proposes to make certain amendments to the amending provisions of the Stock Option Plan, as set out in further detail in the attached Circular (the “Proposed Amendments”);

AND WHEREAS, after giving effect to the amendments approved by the board of directors of the Corporation on May 3, 2016, the Stock Option Plan of the Corporation provides that the aggregate number of Common Shares of the Corporation that may be reserved for issuance upon the exercise of all options granted under the Stock Option Plan, together with the common shares of the Corporation issuable under grants under all other securities-based compensation arrangements of the Corporation, shall not exceed 8% of the issued and outstanding common shares of the Corporation on the date such option is granted;

RESOLVED THAT:

(1)	all unallocated options under the Stock Option Plan of the Corporation, as amended from time to time, are hereby approved and authorized, which approval shall be effective until June 9, 2019;

(2)	the Proposed Amendments to the Stock Option Plan are hereby approved and authorized; and

(2)
any director or officer of the Corporation is hereby authorized to do all such things and execute all such documents and instruments as may be necessary or desirable to give effect to the above resolution

Schedule “C”

ALGONQUIN POWER & UTILITIES CORP.

STOCK OPTION PLAN
(Amended and Restated Effective June ~~21, 2011~~9, 2016)

ARTICLE 1
PURPOSE OF THE PLAN

1.1	The purpose of the Plan is to attract, retain and motivate persons as key service providers to the Corporation and its Affiliates and to advance the interests of the Corporation by providing such persons with the opportunity, through Options, to acquire a proprietary interest in the Corporation.

ARTICLE 2
DEFINED TERMS AND RELATED PROVISIONS

2.1	Where used herein, the following terms shall have the following meanings, respectively:

(a)	"Affiliate" means, in respect of the Corporation, any corporation that is an affiliate (as such term is defined in Section 2(2) of the Canada Business CorporationsAct);

(b)	"Blackout Expiry Term" has the meaning ascribed thereto in Section 5.10;

(c)	"Blackout Period" means a period of time during which the Optionee cannot exercise an Option, or sell Optioned Shares, due to applicable policies of the Corporation in respect of insider trading;

(d)	"Board" means the board of directors of the Corporation;

(e)	"Cause" means the termination of the employment of the Eligible Person with the Corporation or an Affiliate for cause, including, without limiting the foregoing, any events defined as constituting cause under the Eligible Person’s employment agreement with the Corporation or an Affiliate, if any;

(f)	"Change-in-Control" means:

(i)	any change in the holding, directly or indirectly, of securities of the Corporation or of any voting rights attached to any securities of the Corporation, as a result of which any corporation or other person, or a group of corporations or persons acting in concert, or corporations or persons associated with or affiliated with any such corporation, person or group within the meaning of the Securities Act (Ontario), would be entitled to cast 50% or more of the votes attached to all shares of the Corporation that may be cast to elect directors of the Corporation; and

(ii)	Incumbent Directors cease to constitute a majority of the Board of the Corporation (for the purposes of this paragraph, an "Incumbent Director" shall mean any member of the Board who is a member of the Board immediately prior to the occurrence of a contested election of directors of the Corporation); or

(iii)	the Board adopts a resolution to the effect that, for the purposes of this Plan, a Change-in-Control has occurred, or that such a Change-in-Control is imminent, in which case, the date of the Change-in-Control shall be deemed to be the date specified in such resolution, provided that the Change-in-Control actually occurs.

(g)	"Corporation" means Algonquin Power & Utilities Corp. and includes any successor corporation thereof;

(h)	"Eligible Person" means:

(i)	any director, officer or employee of the Corporation or any Affiliate (an "Eligible Individual"); or

(ii)	a corporation controlled by an Eligible Individual, all of the issued and outstanding shares of which are, and continue at all times to be, legally and beneficially owned, directly or indirectly, by such Eligible Individual and/or the spouse, children and/or grandchildren of such Eligible Individual (an "Eligible Corporation"); or

(iii)	any Service Provider;

(i)	"In-the-Money Amount" means the excess, if any, of the Market Price of a Share at such time over the Option Price, in each case such In-the-Money Amount being payable by the Corporation in cash (or its equivalent) or Shares at the election of the Corporation in accordance with the provisions hereof;

(j)	"Insider" has the meaning ascribed to this term for the purposes of the TSX rules relating to Securities-Based Compensation Arrangements;

(k)	"Market Price" at any date in respect of the Shares means the volume weighted average trading price of such Shares on the TSX (or, if such Shares are not then listed and posted for trading on the TSX, on such stock exchange in Canada on which such Shares are listed and posted for trading as may be selected for such purpose by the Board) for the five (5) consecutive trading days immediately preceding such date, provided that in the event that such Shares did not trade on any of such trading days, the Market Price shall be the average of the bid and ask prices in respect of such Shares at the close of trading on all of such trading days and provided that in the event that such Shares are not listed and posted for trading on any stock exchange, the Market Price shall be the fair market value of such Shares as determined by the Board in its sole discretion;

(l)	"Option" means an option to purchase Shares granted to an Eligible Person under the Plan and "Option Agreement" means an agreement between the Corporation and an Optionee respecting such Option;

(m)	"Option Price" means the price per Share at which Shares may be purchased under an Option, as the same may be adjusted from time to time in accordance with Article 8 hereof;

(n)	"Optioned Shares" means the Shares issuable pursuant to an exercise of Options;

(o)	"Optionee" means an Eligible Person to whom an Option has been granted and who continues to hold such Option;

(p)	"Plan" means this Stock Option Plan, as the same may be amended, restated or varied from time to time;

(q)	"Policy" has the meaning ascribed thereto in Section 9.1;
(r)
"Service Provider" means any person (other than an Eligible Individual), company, partnership, trust or corporation (other than an Eligible Corporation) engaged to provide management or consulting services for the Corporation or any Affiliate for an initial, renewable or extended period of twelve months or more;

(s)
~~(r)~~ "Securities-Based Compensation Arrangement" means a stock option, stock option plan, employee stock purchase or ownership plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance, from treasury, of Shares or other securities of the Corporation to one or more Eligible Persons, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(t)
~~(s)~~ "Shares" means the common shares of the Corporation or, in the event of an adjustment contemplated by Article 8 hereof, such other shares or securities to which an Optionee may be entitled upon the exercise of an Option as a result of such adjustment; and

(u)	~~(t)~~ "TSX" means the Toronto Stock Exchange.
ARTICLE 3
ADMINISTRATION OF THE PLAN

3.1	The Plan shall be administered by the Board, or a committee of the Board, as the Board shall determine from time to time.

3.2	The Board shall have the power, where consistent with the general purpose and intent of the Plan:

(a)	to establish policies and to adopt rules and regulations for carrying out the purposes, provisions and administration of the Plan;

(b)	to interpret and construe the Plan and to determine all questions arising out of the Plan or any Option, and any such interpretation, construction or determination made shall be final, binding and conclusive for all purposes;

(c)	to determine the number of Shares underlying each Option;

(d)	to determine the Option Price of each Option;

(e)	to determine the time or times when Options will be granted and exercisable;

(f)	to determine if the Shares which are issuable on the exercise of an Option will be subject to any restrictions upon the exercise of such Option;

(g)	to determine vesting periods for the Options; and

(h)	to prescribe the form of the instruments relating to the grant, exercise and other terms of Options.

3.3	Any Option granted under the Plan shall be subject to the requirement that, if at any time the Corporation shall determine that the listing, registration or qualification of the Shares subject to such Option upon any securities exchange or under any law or regulation of any jurisdiction, or the consent or approval of any securities exchange or any governmental or regulatory body, is necessary as a condition of, or in connection with, the grant or exercise of such Option or the issuance or purchase of Shares thereunder, such Option may not be accepted or exercised in whole or in part unless such listing, registration, qualification, consent or approval shall have been effected or obtained on conditions acceptable to the Board. Nothing herein shall be deemed to require the Corporation to apply for or to obtain such listing, registration, qualification, consent or approval.

ARTICLE 4
SHARES SUBJECT TO THE PLAN

4.1	Options may be granted in respect of authorized and unissued Shares, provided that the aggregate number of Shares reserved for issuance upon the exercise of all Options granted under the Plan~~,~~ (subject to any adjustment of such number pursuant to the provisions of Article 8 hereof) together with the Shares issuable under grants under allother Securities-Based Compensation Arrangements, shall not exceed 108% of the issued and outstanding Shares on the date such Option is granted. If any Option is terminated, cancelled or has expired without being fully exercised, or is surrendered in exchange for the In-the-Money Amount, any unissued Shares which have been reserved to be issued upon the exercise of the Option shall become available to be issued upon the exercise of Options subsequently granted under the Plan. In addition, if any Option is exercised, an equivalent number of Shares may be reserved for issuance pursuant to the grant of additional Options in replacement for such exercised Options. No fractional Shares may be purchased or issued under the Plan.

ARTICLE 5
TERMS AND CONDITIONS OF OPTIONS

5.1	The Board may grant Options to any Eligible Person as the Board determines from time to time.

5.2	Subject as herein and otherwise specifically provided in this Article 5, the number of Shares subject to each Option, the Option Price of each Option, the expiration date of each Option, the extent to which each Option vests and is exercisable from time to time during the term of the Option (including upon a Change-in-Control) and other terms and conditions relating to each Option shall be determined by the Board from time to time.

5.3	Subject to any prior approval, if required, by any stock exchange or other securities regulatory authority, the Board may, in its entire discretion, subsequent to the time of granting Options hereunder, permit an Optionee to exercise any or all of the unvested options then outstanding and granted to the Optionee under this Plan, in which event all such unvested options then outstanding and granted to the Optionee shall be deemed to be immediately exercisable during such period of time as may be specified by the Board, provided that such periods of time shall not be less than the periods of time for the circumstances provided for in Article 6 (Termination of Options) hereof.

5.4	Notwithstanding Section 5.3, subject to the rules of any stock exchange upon which the Shares may be listed or other securities regulatory authority, the Board may, by resolution, accelerate the date on which any unvested Option may be exercised or extend the expiration date of any Option, provided that the Board shall not, in the event of any such acceleration or extension, be under any obligation to accelerate or extend the date on or by which any other Options may be exercised by any other Optionee(s).

5.5	Subject to any adjustments pursuant to the provisions of Article 8 hereof, the Option Price of any Option shall in no circumstances be lower than the Market Price on the date on which the Board approves the grant of the Option. If, as and when any Shares have been duly purchased and paid for under the terms of an Option, such Shares shall be conclusively deemed allotted and issued as fully paid and non-assessable Shares at the price paid therefor.

5.6	Subject to Section 5.10, and except to the extent required by the provisions set out in Sections 6.2 to 6.7, the term of an Option shall not exceed ten (10) years from the date of the grant of the Option.

5.7	An Option is personal to the Optionee and non-assignable (whether by operation of law or otherwise), except as provided for herein. Upon any attempt to transfer, assign, pledge, hypothecate or otherwise dispose of an Option contrary to the provisions of the Plan, or upon the levy of any attachment or similar process upon an Option, the Option shall, at the election of the Corporation, by notice in writing to the Optionee, cease and terminate and be of no further force or effect whatsoever.

5.8	No Options shall be granted to any Optionee if at the time of such grant such grant could result, at any time, in:

(a)	the number of Shares reserved for issuance to Insiders pursuant to Options granted under the Plan, together with Shares reserved for issuance to Insiders under all other Securities-Based Compensation Arrangements exceeding 10% of the issued and outstanding Shares; or

(b)	the issuance to Insiders, within a one (1) year period, of a number of Shares under the Plan, together with Shares that may be issued to Insiders under all other Securities-Based Compensation Arrangements exceeding 10% of the issued and outstanding Shares.

5.9	Participation in the Plan by non-employee directors shall be limited to the lesser of (i) a reserve of 1% of the outstanding Shares from time to time for non-employee directors as a group and (ii) an annual equity award value under the Plan of $100,000 per non-employee director.

5.10	Notwithstanding anything else contained herein, if the expiration date for an Option occurs during a Blackout Period applicable to the relevant Optionee, or within ten (10) business days after the expiry of a Blackout Period applicable to the relevant Optionee, then the expiration date for that Option shall be the date that is the tenth (10th) business day after the expiry date of the Blackout Period (the "Blackout Expiry Term "). This Section 5.10 applies to all Options outstanding under this Plan. The Blackout Expiry Term for an Option may not be amended by the Board without the approval of the holders of Shares in accordance with Section ~~9.1~~10.1(a) of the Plan.

ARTICLE 6
TERMINATION OF OPTIONS

6.1	Subject to Sections 6.2 to 6.7 hereof, any resolution passed at any time by the Board and the terms of any option agreement or employment agreement with respect to any Option or any Optionee, an Option and all rights to purchase Shares pursuant thereto shall expire and terminate immediately upon the Optionee who holds such Option ceasing to be an Eligible Person.

6.2	If an Optionee, other than a Service Provider, (i) voluntarily resigns from the Corporation or (ii) ceases to serve the Corporation or any Affiliate, as the case may be, as an employee, officer or director as a consequence of the termination of the employment of the Optionee by the Corporation for Cause, then in either case all unvested Options held by such Optionee on the date of termination are immediately forfeited. All vested Options held by such Optionee may be exercised within thirty (30) days after the date of resignation or termination. Any vested Options which have not been so exercised shall expire and terminate on the date which is thirty (30) days after the date of resignation or termination.

6.3	If an Optionee, other than a Service Provider, (i) shall retire, or terminate his employment or directorship with the consent of the Board, in each case in accordance with the prevailing retirement plan or policy of the Corporation for its directors, officers and employees or (ii) ceases to serve the Corporation or any Affiliate as an employee, officer or director for any reason other than as a consequence of a termination of the Optionee’s employment by the Corporation for Cause, then in either case, all vested Options then held by the Optionee may be exercised within ninety (90) days after such retirement or termination. The Board may in such circumstances accelerate the vesting of unvested Options then held by the Optionee at the Board’s discretion. Any Options which have not been exercised shall expire and terminate on the date which is ninety (90) days after the date of retirement or termination.

6.4	In the event that an Optionee, other than a Service Provider, has suffered a permanent disability, Options previously granted to such Optionee shall continue to vest and be exercisable in accordance with the terms of the grant and the provisions of this Plan, but no additional grants of Options may be made to the Optionee.

6.5	If an Optionee, other than a Service Provider, shall die, all unexercised Options held by such Optionee at the time of death shall immediately vest, and such Optionee’s personal representatives, heirs or legatees may, at any time within one (1) year after the date of such death exercise all such Options. Any Options which have not been exercised shall expire and terminate one (1) year after the date of such death.

6.6	For greater certainty:

(a)	if the Optionee is an Eligible Corporation, the references to the Optionee in this Article 6 shall be deemed to refer to the Eligible Individual associated with the Eligible Corporation;

(b)	Options shall not be affected by any change in the terms of employment of any Eligible Individual or by any Eligible Individual ceasing to be a director of the Corporation, provided that the related Optionee continues to be an Eligible Person; and

(c)	the Board may, by resolution or under the terms of an option agreement or employment agreement, but subject to applicable regulatory requirements, decide that any of the provisions hereof concerning the effect of termination of the Optionee's employment shall not apply to any Optionee for any reason acceptable to the Board.

6.7	Notwithstanding any other provision herein, all Options granted to Service Providers shall terminate in accordance with the terms, conditions and provisions of the associated Option Agreement between the Corporation and such Service Providers, provided that such termination shall occur no later than the earlier of the original expiry date of the term of the Option or the day which is one (1) year following the date of termination of the engagement of the Service Provider.

ARTICLE 7
EXERCISE OF OPTION

7.1	Subject to the provisions of the Plan, an Option may be exercised from time to time by delivery to the Corporation at its registered office of a written notice of exercise addressed to the Secretary of the Corporation, with a copy to the Vice-Chair of the Corporation (or such other senior officer of the Corporation as may be specified to the Optionee from time to time) specifying (i) the number of Shares with respect to which the Option is being exercised; and (ii) the number of Shares, if any, with respect to which the Optionee is surrendering such Option and electing to receive the In-the-Money Amount; and (iii) otherwise in accordance with the exercise procedures respecting Options determined by the Board or the Committee from time to time accompanied by payment in full of the Option Price of the Shares to be purchased, if any, on the exercise of the Option as specified in Section 7.1(i) above. Subject to any provisions of the Plan to the contrary, certificates for such Shares shall be issued and delivered to the Optionee within a reasonable time following the receipt of such notice and compliance with such procedures.

7.2	If the Optionee elects to surrender any Options in exchange for the In-the-Money Amount, the Corporation will determine whether to pay such amount in cash or in Shares representing the equivalent of the In-the-Money Amount (less any applicable withholding of taxes) based on the Market Price of the Shares at the date of exercise, and:

(a)	if the Corporation elects to pay the In-the-Money Amount in cash, the Corporation shall deliver a cheque or similar means of payment for the In-the-Money Amount (subject to applicable withholding of taxes) to the Optionee within a reasonable period of time following the receipt of the notice set out in Section 7.1(i); or

(b)	if the Corporation elects to pay the In-the-Money Amount in Shares, subject to Section 7.3, the Corporation shall deliver a certificate representing the number of

Shares equivalent to the In-the-Money Amount (less any applicable withholding of taxes) to the Optionee within a reasonable period of time following the receipt of the notice set out in Section 7.1(ii).

7.3	For greater clarity, the number of Shares issued in respect of payment of the In-the-Money Amount in accordance with Section 7.2(b) hereof shall be rounded down to the next whole Share.

7.4	Notwithstanding any of the provisions contained in the Plan or in any Option Agreement, the Corporation's obligation to issue Shares to an Optionee pursuant to the exercise of any Option shall be subject to:

(a)	completion of such registration or other qualification of such Shares or obtaining approval of such governmental or regulatory authority as the Corporation shall determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b)	the listing of such Shares on any stock exchange on which the Shares may then be listed; and

(c)	the satisfaction of any conditions on exercise prescribed pursuant to Article 3 hereof.

7.5	Options shall be evidenced by an agreement in such form not inconsistent with this Plan as the Board may from time to time determine.

7.6
Notwithstanding any of the provisions contained in the Plan, in any Option Agreement or otherwise, the Corporation may withhold from any amount payable, either under the Plan, any Option Agreement or otherwise, such amount as may be necessary to enable the Corporation to comply with the applicable requirements of any federal or provincial tax law or authority relating to the withholding of tax or any other required deductions with respect to the Options, any Shares issuable upon the exercise thereof or any In-the-Money Amount payable in connection therewith. The Corporation may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Corporation may determine in its discretion, by (a) selling on behalf of any Optionee, or causing any Optionee to sell, any Shares issued hereunder, or retaining any amount payable, including any In-the-Money Amount, which would otherwise be provided or paid to the Optionee hereunder or (b) requiring an Optionee, as a condition to the exercise of any Options, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations, including, without limitation, requiring the Optionee to remit to the Corporation in advance, or reimburse the Corporation for, any such withholding obligations.

ARTICLE 8
CERTAIN ADJUSTMENTS

8.1	In the event that the Shares are at any time changed or affected as a result of the declaration of a stock dividend thereon or their subdivision or consolidation, the number of Shares reserved for Option shall be adjusted accordingly by the Board to such extent as they deem proper in their discretion. In such event, the number of, and the price payable for, such Shares shall be adjusted as determined by the Board as it deems proper in its discretion.

8.2	If at any time after the grant of an Option to any Optionee and prior to the expiration of the term of such Option, the Shares shall be reclassified, reorganized or otherwise changed, otherwise than as specified in Section 8.1 or, subject to the provisions of Section ~~9.3~~10.3 hereof, the Corporation shall consolidate, merge or amalgamate with or into another corporation (the corporation resulting or continuing from such consolidation, merger or amalgamation being herein called the "Successor Corporation"), the Optionee shall be entitled to receive upon the subsequent exercise of his or her Option in accordance with the terms hereof and shall accept in lieu of the number of Shares which he or she was theretofore entitled upon such exercise but for the same aggregate consideration payable therefor, the aggregate number of shares of the appropriate class and/or other securities of the Corporation or the Successor Corporation (as the case may be) and/or other consideration from the Corporation or the Successor Corporation (as the case may be) that the Optionee would have been entitled to receive as a result of such reclassification, reorganization or other change or, subject to the provisions of Section ~~9.3~~10.3 hereof, as a result of such consolidation, merger or amalgamation, if on the record date of such reclassification, reorganization or other change or the effective date of such consolidation, merger or amalgamation, as the case may be, he or she had been the registered holder of the number of Shares to which he or she was theretofore entitled upon such exercise.

ARTICLE 9
RESTATEMENT OF FINANCIAL RESULTS

9.1
In the event of the restatement by the Corporation of its financial results, any unpaid or unexercised Options held by an Optionee may be cancelled immediately, at the discretion of the Board (or the Compensation Committee of the Board) in accordance with the terms of the Corporation’s clawback policy (the “Policy”). Further, in such circumstances, the Corporation may set-off the amounts so payable to it against any amounts that may be owing from time to time by the Corporation or an Affiliate to the Optionee, whether as salary, Annual Incentive, long-term incentive, severance or any other payment or benefit.This Section 9.1 shall apply notwithstanding any provision to the contrary in the Plan or any Option Agreement and is meant to provide the Corporation with rights in addition to any other remedy which may exist in law or in equity. By participating in the Plan, the Participant acknowledges and agrees that any Options granted pursuant to the Plan remain subject to application, implementation and enforcement of the Policy as it may be amended from time to time, including via the issuance of any guidelines in respect of the implementation of the Policy.

ARTICLE 10
AMENDMENT OR DISCONTINUANCE OF THE PLAN

10.1	~~9.1~~ The Board may amend, suspend or discontinue the Plan or amend Options granted under the Plan at any time without shareholder approval; provided, however, that:
(a)	approval by a majority of the votes cast by shareholders present and voting in person or by proxy at a meeting of shareholders of the Corporation shall be obtained for any:

(i)	amendment for which, under the requirements of the TSX or any applicable law, shareholder approval is required;
(ii)	increase to the maximum number or percentage of securities issuable under the Plan;
(iii)	~~(ii)~~ reduction of the Option Price, or cancellation and reissuance of Options or other entitlements, of ~~non-insider~~ Options granted under the Plan;
(iv)	~~(iii)~~ extension of the term of Options beyond the original expiry date ~~of non-insider Options~~;
(v)	change in Eligible Persons that may permit the introduction or reintroduction of non-employee directors on a discretionary basis;
(vi)	~~(iv) change in Eligible Persons that may permit an~~ increase to the limit imposed on non-employee director participation set out in Section 5.9 or;
(vii)	~~(v)~~ allowance of Options granted under the Plan to be transferable or assignable other than for estate settlement purposes; or
(viii)	~~(vi)~~ amendment to the Plan’s amendment provisions; and
(b)	the consent of the Optionee is obtained for any amendment which alters or impairs any Option previously granted to an Optionee under the Plan.

10.2
~~9.2~~ No amendment, suspension or discontinuance of the Plan may contravene the requirements of the TSX or any securities commission or regulatory body to which the Plan or the Corporation is now or may hereafter be subject.

10.3	~~9.3~~ Notwithstanding anything contained to the contrary in this Plan or in any resolution of the Board in implementation thereof, in the event:
(a)	the Corporation proposes to amalgamate, merge or consolidate with any other corporation (other than a wholly-owned Affiliate) or to liquidate, dissolve or wind-up;

(b)	an offer to purchase or repurchase all of the Shares shall be made to all holders of Shares which offer has been approved or accepted by the Board;

(c)	the Corporation proposes the sale of all or substantially all of the assets of the Corporation as an entirety, or substantially as an entirety, so that the Corporation shall cease to operate any active business;

then and in such event, the Corporation shall have the right, upon written notice thereof to each Optionee holding Options under the Plan, to permit the exercise of all such Options, whether or not vested, within the twenty (20) day period next following the date of such notice and to determine that upon the expiration of such twenty (20) day period, all rights of the Optionee to such Options or to exercise same (to the extent not theretofore exercised) shall ipso facto terminate and cease to have further force or effect whatsoever.

10.4
~~9.4~~ Notwithstanding the provisions of this Article ~~9~~10, should changes be required to the Plan by any securities commission, stock exchange or other governmental or regulatory body of any jurisdiction to which the Plan or the Corporation now is or hereafter becomes subject, such changes shall be made to the Plan as are necessary to conform with such requirements and, if such changes are approved by the Board, the Plan, as amended, shall be filed with the records of the Corporation and shall remain in full force and effect in its amended form as of and from the date of its adoption by the Board.

10.5
~~9.5~~ Notwithstanding any other provision of this Plan, the Board may at any time by resolution terminate this Plan. In such event, all Options then outstanding and granted to an Optionee, whether or not vested, may be exercised by such Optionee for a period of thirty (30) days after the date on which the Corporation shall have notified all Optionees of the termination of this Plan.

ARTICLE 11~~ARTICLE 10~~
MISCELLANEOUS PROVISIONS

11.1
~~10.1~~ An Optionee shall not have any rights as a shareholder of the Corporation with respect to any of the Shares underlying any Option until the date of issuance of a certificate for Shares upon the exercise of such Option, in full or in part, and then only with respect to the Shares represented by such certificate or certificates. Without in any way limiting the generality of the foregoing, no adjustment shall be made for dividends or other rights for which the record date is prior to the date such share certificate is issued.

11.2
~~10.2~~ Nothing in this Plan or any Option shall confer upon an Optionee any right to continue or be re-elected as a director of the Corporation or any right to continue in the employ of the Corporation or any Affiliate, or affect in any way the right of the Corporation or any Affiliate to terminate his or her employment at any time; nor shall anything in the Plan or any Option be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Corporation or any Affiliate, to extend the employment of any Optionee beyond the time which he or she would normally be retired pursuant to the provisions of any present or future retirement plan or policy of the Corporation or any Affiliate, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Corporation or any Affiliate.

11.3
~~10.3~~ Notwithstanding Section 5.7 hereof and subject to Section ~~10.4~~11.4 hereof, any vested Options may be transferred or assigned between an Eligible Individual and the related Eligible Corporation, provided the assignor delivers notice in writing of the same to the Corporation prior to the assignment and the Board, in its sole and absolute discretion, approves such assignment.

11.4
~~10.4~~ In the event an Eligible Corporation shall cease at any time to be an Eligible Corporation (as defined in Section 2.1(h)(ii) hereof), then it shall immediately by notice in writing to the Corporation retransfer or reassign all of the Options held by it to the related Eligible Individual.

11.5
~~10.5~~ The Plan and all matters to which reference is made herein shall be governed by and interpreted in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

ARTICLE 12~~ARTICLE 11~~
DATE OF PLAN

12.1	~~11.1~~ This Plan originally dated and effective the 23rd day of June, ~~2010 shall,~~2010, as amended and restated~~,~~ the 21st of June 2011, shall be dated and effective the ~~21st~~9th day of June, ~~2011.~~2016.

Schedule “D”

DSU Plan Amendment Resolution

RESOLVED that:

1.
the Directors’ Deferred Share Unit Plan (the “DSU Plan”) of Algonquin Power & Utilities Corp. (the “Corporation”) be amended such that the maximum number of common shares of the Corporation available for issuance upon the vesting of deferred share units (“DSUs”) be changed from a fixed maximum of 200,000 common shares of the Corporation to a fixed maximum of 1,000,000 common shares of the Corporation, subject to the other terms and conditions of the DSU Plan; and

2.	any director or officer of the Corporation is hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing.

Schedule “E”

ALGONQUIN POWER & UTILITIES CORP.

DIRECTORS’ DEFERRED SHARE UNIT PLAN

Effective June 21, 2011, as amended to ~~August 14, 2014~~June 9, 2016

Section 1	Interpretation

1.1	Purpose

The purposes of the Plan are:

(a)	to promote a greater alignment of long-term interests between Eligible Directors of the Corporation and the shareholders of the Corporation; and

(b)	to provide a compensation system for Eligible Directors that, together with the other Director compensation mechanisms of the Corporation, is reflective of the responsibility, commitment and risk accompanying Board membership and the performance of the duties required of the various committees of the Board.

1.2	Definitions

As used in the Plan, the following terms have the following meanings:

(a)	"Account" means the account maintained by the Corporation in its books for each Eligible Director to record the DSUs credited to such Eligible Director under the Plan;

(b)	"Affiliate" means an affiliate of the Corporation, as applicable, as the term "affiliate" is defined in paragraph 8 of the Canada Revenue Agency’s interpretation bulletin IT-337R4, "Retiring Allowances";

(c)	"Annual Cash Remuneration" means all amounts ordinarily payable in cash to an Eligible Director by the Corporation in respect of the services provided by the Eligible Director to the Corporation in connection with such Eligible Director’s service on the Board in a fiscal year, including without limitation (i) the Cash Retainer, (ii) the fee for serving as a member of a Board committee; and (iii) the fee for chairing a Board committee which amounts shall, unless otherwise determined by the Board or the Committee, be payable Quarterly in arrears. For greater certainty, “Annual Cash Remuneration” shall exclude any meeting fees payable in respect of attendance at individual meetings and any amounts received by an Eligible Director as a reimbursement for expenses incurred in attending meetings;

(d)	"Applicable Law" means any applicable provision of law, domestic or foreign, including, without limitation, applicable securities legislation, together with all regulations, rules, policy statements, rulings, notices, orders or other instruments promulgated thereunder and Stock Exchange Rules;

(e)	"Beneficiary" means an individual who, on the date of an Eligible Director’s death, is the person who has been designated in accordance with Section 4.7 and the laws applying to the Plan, or where no such individual has been validly designated by the Eligible Director, or where the individual does not survive the Eligible Director, the Eligible Director’s legal representative;

(f)	"Board" means the Board of Directors of the Corporation;

(g)	“Broker” means, with respect to an Eligible Director, a broker independent from the Corporation under Stock Exchange Rules, who has been designated by the Eligible Director in accordance with rules established by the Committee and who is a member of the Toronto Stock Exchange or any such other stock exchange as may be determined by the Committee from time to time;

(h)	"Code" means the U.S. Internal Revenue Code of 1986, as amended and any applicable United States Treasury Regulations and other binding regulatory guidance thereunder;

(i)	"Committee" means the Corporate Governance Committee of the Board, or such other persons designated by the Board;

(j)	"Common Share" means a common share of the Corporation and includes any shares of the Corporation into which such shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

(k)	"Corporation" means Algonquin Power & Utilities Corp. and includes any successor corporation thereof, and any reference in the Plan to action by the Corporation means action by or under the authority of the Board or the Committee;

(l)	"Conversion Date" means the date used to determine the Fair Market Value of a Deferred Share Unit for purposes of determining the number of Deferred Share Units to be credited to an Eligible Director under Section 2.3, which date shall, subject to variation as determined by the Board or the Committee, generally be the last day of each Quarter and, in any event, shall not be earlier than the first business day of the year in respect of which the Deferred Share Units are being provided;

(m)	"Deferred Share Unit" or "DSU" means a unit credited by the Corporation to an Eligible Director by way of a bookkeeping entry in the books of the Corporation, as determined by the Board, pursuant to the Plan, the value of which at any particular date shall be the Fair Market Value at that date;

(n)	"Director" means a member of the Board;

~~(o)~~	~~“DSU Award Agreement" means the agreement setting out the terms of any DSU award;~~

~~(p)~~	~~“DSU Notice" means the notice evidencing an award of Deferred Share Units under Section 2.3.2 in the form of Schedule B hereto, or such other form as may be prescribed by the Committee from time to time;~~

(o)	~~(q)~~ "Effective Date" has the meaning ascribed thereto in Section 1.3;
(p)	~~(r)~~ "Elected Percentage" has the meaning ascribed thereto in ~~Schedule~~Exhibit A;
(q)
~~(s)~~ "Election Notice" means the written election under Section 2.2 to receive Deferred Share Units, in the form of ~~Schedule~~Exhibit A hereto, or such other form as may be prescribed by the Committee from time to time;

(r)	~~(t)~~ "Eligible Director" means all Directors of the Corporation who are not employees of the Corporation or any Affiliate, and including any non-executive Chair of the Board;
(s)	~~(u)~~ "Entitlement Date" has the meaning ascribed thereto in Section 3.1;
(t)
~~(v)~~ "Fair Market Value" means, with respect to any particular date, the volume weighted average trading price per Common Share on the Stock Exchange during the immediately preceding 5 Trading Days. In the event that the Common Shares are not listed and posted for trading on the Stock Exchange, the Fair Market Value shall be the fair market value of the Common Shares as determined by the Corporation in its sole discretion, acting reasonably and in good faith;

(u)	~~(w)~~ “Insider” “Insider” means an “insider” as defined in the policies of the Toronto Stock Exchange relating to Securities-Based Compensation Arrangement plans;
(v)	~~(x)~~ "Plan" means this Algonquin Power & Utilities Corp. Directors’ Deferred Share Unit Plan, as amended from time to time;
(w)
~~(y)~~ "Quarter" means a fiscal quarter of the Corporation, which, until changed by the Corporation, shall be the three month period ending March 31, June 30, September 30 and December 31 in any year and "Quarterly" means each "Quarter";

(x)
~~(z)~~ “Securities-Based Compensation Arrangements” means a stock option, stock option plan, employee stock purchase or ownership plan or any other compensation or incentive mechanism of the Corporation involving the issuance or potential issuance, from treasury, of Shares or other securities of the Corporation to one or more participants, including a share purchase from treasury which is financially assisted by the Corporation by way of a loan, guarantee or otherwise;

(y)
~~(aa)~~ “Stock Exchange” means The Toronto Stock Exchange, or if the Common Shares are not listed on The Toronto Stock Exchange, such other stock exchange on which the Common Shares are listed, or if the Common Shares are not listed on any stock exchange, then on the over-the-counter market.

(z)	~~(bb)~~ "Stock Exchange Rules" means the applicable rules of any stock exchange upon which shares of the Corporation are listed;
(aa)
~~(cc)~~ "Termination Date" means the date of an Eligible Director’s death, or retirement from, or loss of office or employment with the Corporation or a corporation related thereto, within the meaning of paragraph 6801(d) of the regulations under the Income Tax Act (Canada), including (i) the voluntary resignation or retirement of an Eligible Director from the Board; or (ii) the removal of an Eligible Director from the Board whether by shareholder resolution or failure to achieve re-election;

(bb)	~~(dd)~~ “Trading Day” means any date on which the Stock Exchange is open for the trading of Common Shares and on which Common Shares are actually traded; and
(cc)
~~(ee)~~ "US Director" means an individual who is a citizen or permanent resident of the United States for purposes of the Code or an individual for whom the compensation subject to deferral under this Plan would otherwise be subject to income tax under the Code.

1.3	Effective Date

The Plan shall be effective as of June 21, 2011 (the “Effective Date”).

1.4	Eligibility

If an Eligible Director should become an officer (other than non-executive Chairman) or employee of the Corporation while remaining as a Director, his eligibility for the Plan shall be suspended effective the date of the commencement of his employment and shall resume upon termination of such employment, provided he continues as a Director of the Corporation. During the period of such ineligibility, such individual shall not be entitled to receive or be credited with any Deferred Share Units under the Plan, other than dividend equivalent allocations under Section 2.5.

1.5	Construction

In this Plan, all references to the masculine include the feminine; references to the singular shall include the plural and vice versa, as the context shall require. If any provision of the Plan or part hereof is determined to be void or unenforceable in whole or in part, such determination shall not affect the validity or enforcement of any other provision or part thereof. Headings wherever used herein are for reference purposes only and do not limit or extend the meaning of the provisions contained herein. References to "Section" or "Sections" mean a section or sections contained in the Plan, unless expressly stated otherwise. All amounts referred to in this Plan are stated in Canadian dollars unless otherwise indicated.

1.6	Administration

1.6.1                                                                The Board may, in its discretion, delegate such of its powers, rights and duties under the Plan, in whole or in part, to any committee of the Board or any one or more directors, officers or employees of the Corporation as it may determine from time to time, on terms and conditions as it may determine, except the Board shall not, and shall not be permitted to, delegate any such powers, rights or duties to the extent such delegation is not consistent with Applicable Law. The Board may also appoint or engage a trustee, custodian or administrator to administer or implement the Plan or any aspect of it, except that the Board shall not, and shall not be permitted to, appoint or engage such a trustee, custodian or administrator to the extent such appointment or engagement is not consistent with Applicable Law.

1.6.2                                                                 The Committee shall, in its sole and absolute discretion: (i) interpret and administer the Plan; (ii) establish, amend and rescind any rules and regulations relating to the Plan; (iii) have the power to delegate, on such terms as the Committee deems appropriate, any or all of its powers hereunder to any officer of the Corporation, including without limitation the Chief Executive Officer or Secretary of the Corporation; and (iv) make any other determinations that the Committee deems necessary or desirable for the administration of the Plan. The Committee may correct any defect or rectify any omission or reconcile any inconsistency in the Plan in the manner and to the extent the Committee deems, in its sole and absolute discretion, necessary or desirable. Any decision of the Committee with respect to the administration and interpretation of the Plan shall be conclusive and binding on the Eligible Director and any other person claiming an entitlement or benefit through the Eligible Director. All expenses of administration of the Plan shall be borne by the Corporation as determined by the Committee.

1.7	Governing Law

The Plan shall be governed by and interpreted in accordance with the laws of the Province of Ontario and any actions, proceedings or claims in any way pertaining to the Plan shall be commenced in the courts of the Province of Ontario.

Section 2	Election Under the Plan

2.1	Payment of Annual Cash Remuneration

Subject to Section 2.2 and such rules, regulations, approvals and conditions as the Committee may impose and, in the case of US Directors, Appendix I hereto, an Eligible Director may elect to receive his or her Annual Cash Remuneration in the form of Deferred Share Units, cash or any combination thereof.

2.2	Election Process

(a)	A person who is an Eligible Director on the effective date of the Plan may elect a form or forms of payment of Annual Cash Remuneration payable for services provided after such effective date of the Plan by completing and delivering to the Secretary of the Corporation an initial Election Notice by no later than 30 days after the effective date of the Plan, which shall apply to the Eligible Director’s Annual Cash Remuneration payable for services provided after the effective date of such election, subject to the provisions of Section 2.2(c).

(b)	An individual who becomes an Eligible Director during a year may elect the form or forms of payment of Annual Cash Remuneration earned in Quarters that commence after the date the election is made by completing and delivering to the Secretary of the Corporation an Election Notice within 30 days after the individual becomes an Eligible Director.

(c)	An Eligible Director who has previously made an election under this Section 2.2, or who has never made any election under the Plan may elect the form or forms of payment of Annual Cash Remuneration for a subsequent fiscal year by completing and delivering to the Secretary of the Corporation a new Election Notice on or before September 30 immediately preceding the first day of such subsequent fiscal year.

(d)	An Eligible Director who has previously made an election under this Section 2.2, or who has never made an election under the Plan may elect the form or forms of payment of Annual Cash Remuneration for a subsequent period by completing and delivering to the secretary of the Corporation a new Election Notice prior to January 1 of the calendar year that includes the first day of the relevant period.

(e)	The Committee may prescribe election forms for use by Eligible Directors who are residents of a jurisdiction other than Canada that differ from the election forms it prescribes for use by Canadian resident Eligible Directors where the Committee determines it is necessary or desirable to do so to obtain comparable treatment for the Plan, the Eligible Directors or the Corporation under the laws or regulatory policies of such other jurisdiction as is provided under the laws and regulatory policies of Canada and its Provinces, provided that no election form prescribed for use by a non-resident of Canada shall contain terms that would cause the Plan to cease to meet the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) and any successor to such provisions.

(f)	For greater certainty, if the Corporation establishes a policy for members of the Board with respect to the acquisition and / or holding of Common Shares and / or DSUs, each Director shall ensure that any election he or she makes under this Section 2.2 complies with such policy.

2.3	Deferred Share Units

Deferred Share Units

2.3.1                                                                 Deferred Share Units elected by an Eligible Director pursuant to Section 2.2 shall be credited to the Eligible Director’s Account as of the applicable Conversion Date. The number of Deferred Share Units (including fractional Deferred Share Units) to be credited to an Eligible Director’s Account as of a particular Conversion Date pursuant to this Section 2.3.1 shall be determined by dividing the portion of that Eligible Director’s Annual Cash Remuneration for the applicable period to be satisfied by Deferred Share Units by the Fair Market Value on the particular Conversion Date.

~~2.3.2                                                               In addition to Deferred Share Units granted pursuant to Section 2.3.1, the Board may award such number of Deferred Share Units to an Eligible Director as the Board deems advisable to provide the Eligible Director with appropriate equity-based compensation for the services he or she renders to the Corporation. Subject to Applicable Law, the Board shall determine the date on which such Deferred Share Units may be granted and the date as of which such Deferred Share Units shall be credited to an Eligible Director’s Deferred Share Unit Account, together with any terms or conditions with~~

~~respect to the vesting of such Deferred Share Units. The Corporation and an Eligible Director who receives an award of Deferred Share Units pursuant to this Section 2.3.2 shall enter into a DSU Award Agreement to evidence the award and the terms, including terms with respect to vesting, applicable thereto.~~

2.3.2                                                                   ~~2.3.3~~ Deferred Share Units credited to an Eligible Director’s Account under Section 2.3.1, together with any additional Deferred Share Units granted in respect thereof under Section 2.5, will be fully vested upon being credited to an Eligible Director’s Account and the Eligible Director’s entitlement to payment of such Deferred Share Units at his Termination Date shall not thereafter be subject to satisfaction of any requirements as to any minimum period of membership on the Board.

~~2.3.4                                                                 Deferred Share Units credited to an Eligible Director’s Account under Section 2.3.2, together with any additional Deferred Share Units granted in respect thereof under Section 2.5, will vest in accordance with such terms and conditions as may be determined by the Board and set out in the DSU Award Agreement.~~

2.4	Maximum Number of Shares and Limits

2.4.1                                                                  The aggregate number of Common Shares which may be issued by the Corporation under the Plan is limited to ~~200,000.~~1,000,000. All Common Shares subject to Deferred Share Units that terminate or are cancelled without being settled shall be available for any subsequent issuance of Deferred Share Units under the Plan.

~~2.4.2                                                                   No Deferred Share Units shall be granted to any Eligible Director if the total number of Common Shares issuable to such Eligible Director under this Plan, together with any Common Shares reserved for issuance to such Eligible Director under any other security based compensation arrangement of the Corporation would exceed 5% of the issued and outstanding Common Shares.~~

2.4.2                                                                   ~~2.4.3~~ Under this Plan and any other Securities-Based Compensation Arrangements of the Corporation:

(i)                                     the number of Common Shares reserved for issuance pursuant to Deferred Share Units granted to Insiders shall not exceed 10% of the issued and outstanding Common Shares; and

(ii)                                  the number of Common Shares issued to Insiders, within a one year period, shall not exceed 10% of the issued and outstanding Common Shares.

2.5	Dividends

On any payment date for dividends paid on Common Shares, an Eligible Director shall be credited with dividend equivalents in respect of Deferred Share Units credited to the Eligible Director’s Account as of the record date for payment of dividends. Such dividend equivalents shall be converted into additional Deferred Share Units (including fractional Deferred Share Units) based on the Fair Market Value as of the date on which the dividends on the Common Shares are paid.

2.6	Eligible Director’s Account

An Eligible Director’s Account shall record at all times the number of Deferred Share Units standing to the credit of the Eligible Director. Upon payment in satisfaction of Deferred Share Units credited to an Eligible Director in the manner described herein, such Deferred Share Units shall be cancelled. A written confirmation of the balance in each Eligible Director’s Account shall be provided by the Corporation to the Eligible Director at least annually.

2.7	Adjustments and Reorganizations

Notwithstanding any other provision of the Plan, in the event of any change in the Common Shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Common Shares or distribution of rights to holders of Common Shares or any other form of corporate reorganization whatsoever, an equitable adjustment permitted under Applicable Law shall be made to any Deferred Share Units then outstanding. Such adjustment shall be made by the Committee, subject to Applicable Law, shall be conclusive and binding for all purposes of the Plan.

Section 3	Redemptions

3.1	Redemption of Deferred Share Units

Subject to Sections 3.4 and 3.5, and, in the case of US Directors, Appendix I hereto, an Eligible Director may elect up to two separate dates as of which either a portion (specified in whole percentages or number of Deferred Share Units on any one date) or all of the Deferred Share Units credited to the Eligible Director’s Account shall be redeemed (each such date being an "Entitlement Date") by filing one or two irrevocable written redemption elections with the Secretary of the Corporation. No Entitlement Date elected by an Eligible Director pursuant to this Section 3.1 shall be before the Eligible Director’s Termination Date or later than December 15 of the calendar year following the year in which the Eligible Director’s Termination Date occurs. Where an Eligible Director to whom this Section 3.1 applies does not elect a particular date or dates within the permissible period set out above as his Entitlement Date or Entitlement Dates, as the case may be, there shall be a single Entitlement Date for such Eligible Director which, subject to Section 3.3, shall be December 15 of the year following the year in which the Eligible Director’s Termination Date occurs.

3.2	Settlement of Deferred Share Units

An Eligible Director, or the Beneficiary of an Eligible Director, as the case may be, who redeems Deferred Share Units hereunder shall be entitled to receive cash, Common Shares or a combination of cash and Common Shares, at the discretion of the Board. Where settlement of any Deferred Share Units is made through the issuance of Common Shares, the Eligible Director (or his Beneficiary) will, subject to Section 4.13, receive one Common Share for each whole Deferred Share Unit being settled in Common Shares. No fractional Common Shares will be issued and any fractional Deferred Share Units remaining following settlement hereunder shall be cancelled without payment. Where settlement of any Deferred Share Units is made in cash, the Eligible Director (or his Beneficiary) will, subject to Section 4.13, receive a lump sum cash payment equal to the Fair Market Value on the payment date multiplied by the number of whole and fractional Deferred Share Units being settled by way of such cash payment. Where settlement of Deferred Share Units is made through the purchase of Common Shares on the open market, the Eligible Director (or his Beneficiary) will receive such number of whole Common Shares as are purchased in accordance with Section 3.5.

3.3	Extended Entitlement Date

In the event that the Committee is unable, by an Eligible Director’s Entitlement Date, to compute the final value of the Deferred Share Units recorded in such Eligible Director’s Account by reason of the fact that any data required in order to compute the market value of a Share has not been made available to the Committee and such delay is not caused by the Eligible Director, then the Entitlement Date shall be the next following Trading Day on which such data is made available to the Committee.

3.4	Limitation on Extension of Entitlement Date

Notwithstanding any other provision of the Plan, all amounts payable to, or in respect of, an Eligible Director hereunder shall be paid on or before December 31 of the calendar year commencing immediately after the Eligible Director’s Termination Date.

3.5	Purchase of Common Shares on the Open Market

3.5.1                                                                  Where the Committee determines that all or a portion of an Eligible Director’s Deferred Share Units will be redeemed for Common Shares such Common Shares shall be purchased by the Broker on the Toronto Stock Exchange or any other stock exchange approved by the Committee.

3.5.2                                                                   The Corporation shall notify the Broker as to the number of whole Common Shares to be purchased by the Broker on behalf of the Eligible Director (or the Beneficiary of an Eligible Director) on the basis of one Common Share for each Deferred Share Unit to be redeemed for Common Shares, subject to an adjustment in the number of Common Shares on account of applicable taxes and other source deductions in accordance with Section 4.13 and provided that the number of Common Shares to be purchased will be rounded down to the nearest whole number and no payment will be made in respect of any fractional Deferred Share Units or Common Shares. As soon as practicable thereafter, the Broker shall purchase on the applicable stock exchange the number of Common Shares specified in the notice from the Corporation and shall advise the Eligible Director, or the Eligible Director’s Beneficiary, as applicable, and the Corporation of:

i.	the aggregate purchase price of the Common Shares;

ii.	the purchase price per share or, if the Common Shares were purchased at different prices, the average purchase price (computed on a weighted average basis) per share);

iii.	the amount of any related brokerage commission; and

iv.	the settlement date for the purchase of the Common Shares.

3.5.3                                                                  On the settlement date in respect of the Common Shares purchased hereunder, upon payment of the aggregate purchase price and related brokerage commission by the Corporation on behalf of the Eligible Director, the Broker shall deliver to the Eligible Director, or to his designated representative, the certificate representing the Common Shares purchased on behalf of such Eligible Director or shall cause such Common Shares to be transferred electronically to an account designated by such Eligible Director.

3.5.4                                                                  Upon designation of a Broker or at any time thereafter, the Corporation may elect to provide the designated Broker with a letter agreement to be executed by the Broker, the Eligible Director and the Corporation, setting forth, inter alia:

i.	the Broker’s agreement with being so designated, to acting for the Eligible Director’s account in accordance with customary usage of the trade with a view to obtaining the best share price for the Eligible Director in respect of the Common Shares to be purchased for the Eligible Director, and to delivering to the Eligible Director, or his or her representative, the share certificate for, or to transferring electronically to an account designated by the Eligible Director, the Common Shares purchased upon receipt from the Corporation of payment of the aggregate purchase price and related reasonable brokerage commission; and

ii.	the Corporation’s agreement to notify the Broker of the number of Common Shares to be purchased and to pay the aggregate purchase price and the related reasonable brokerage commission,

provided, however, that none of the terms of such letter agreement shall have the effect of making the Broker or deeming the Broker to be an affiliate of, or not independent from, the Corporation for purposes of any applicable corporate, securities requirement or under Stock Exchange Rules.

Section 4	General

4.1	Unfunded Plan

Unless otherwise determined by the Committee, the Plan shall be unfunded. To the extent any individual holds any rights by virtue of an election under the Plan, such rights (unless otherwise determined by the Committee) shall be no greater than the rights of an unsecured general creditor of the Corporation.

4.2	Successors and Assigns

The Plan shall be binding on all successors and permitted assigns of the Corporation and an Eligible Director, including without limitation, the estate of such Eligible Director and the legal representative of such estate, or any receiver or trustee in bankruptcy or representative of the Corporation’s or the Eligible Director’s creditors.

4.3	Plan Amendment

4.3.1                                                                   The Board may without shareholder approval amend, suspend or cancel the Plan or Deferred Share Units granted hereunder as it deems necessary or appropriate, provided that:

(a)	any approvals required under applicable law or the Stock Exchange Rules are obtained;

(b)	shareholder approval will be sought where the proposed addition or amendment results in: (i) an increase in the maximum number of Common Shares issuable from treasury under the Plan; (ii) a change in the definition of Fair Market Value which would result in a decrease in the value of Deferred Share Units redeemed under the Plan; (iii) a change in the term of any Deferred Share Units; (iv) a change in the vesting provisions of the Plan; or (v) an amendment to the amending provisions of the Plan; and

(c)	no such amendment shall, without the consent of the Eligible Director or unless required by law, adversely affect the rights of an Eligible Director with respect to any amount in respect of which an Eligible Director has then elected to receive Deferred Share Units or Deferred Share Units which the Eligible Director has then been granted under the Plan.~~.~~

4.3.2                                                                  Notwithstanding Section 4.3.1, any amendment of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision.

4.4	Plan Termination

The Board may terminate the Plan at any time but no such termination shall, without the consent of the Eligible Director or unless required by law, adversely affect the rights of an Eligible Director with respect to any amount in respect of which an Eligible Director has then elected to receive Deferred Share Units or Deferred Share Units which the Eligible Director has then been granted under the Plan. Notwithstanding the foregoing, any termination of the Plan shall be such that the Plan continuously meets the requirements of paragraph 6801(d) of the regulations under the Income Tax Act (Canada) or any successor to such provision.

4.5	Applicable Trading Policies and Reporting Requirements

The Committee and each Eligible Director will ensure that all actions taken and decisions made by the Committee or an Eligible Director, as the case may be, pursuant to the Plan, comply with applicable securities laws and regulations and policies of the Corporation relating to insider trading and "black out" periods. All Deferred Share Units shall be considered a "security" of the Corporation solely for reporting purposes under the insider trading policy of the Corporation.

4.6	Currency

All payments and benefits under the Plan shall be determined and paid in the lawful currency of Canada.

4.7	Designation of Beneficiary

Subject to the requirements of Applicable Law, an Eligible Director may designate in writing a person who is a dependant or relation of the Eligible Director as a beneficiary to receive any benefits that are payable under the Plan upon the death of such Eligible Director. The Eligible Director may, subject to Applicable Law, change such designation from time to time. Such designation or change shall be in the form of ~~Schedule C~~Exhibit B. The initial designation of each Eligible Director shall be executed and filed with the Secretary of the Corporation within sixty (60) days following the Effective Date of the Plan. Changes to such designation may be filed from time to time thereafter.

4.8	Death of Eligible Director

In the event of an Eligible Director’s death, subject, in the case of US Directors, to Appendix I hereto, any and all Deferred Share Units then credited to the Eligible Director’s Account shall become payable to the Eligible Director’s Beneficiary in accordance with Sections 3.2, 3.3 and 3.4 as soon as reasonably practicable after the Eligible Director’s date of death and such date of death shall be deemed to be the sole Entitlement Date with respect to the Eligible Director.

4.9	Rights of Eligible Directors

4.9.1                                                                   Except as specifically set out in the Plan, no Eligible Director, or any other person shall have any claim or right to any benefit in respect of Deferred Share Units granted or amounts payable pursuant to the Plan.

4.9.2                                                                  Rights of Eligible Directors respecting Deferred Share Units and other benefits under the Plan shall not be transferable or assignable other than by will or the laws of descent and distribution.

4.9.3                                                                  The Plan shall not be construed as granting an Eligible Director a right to be retained as a member of the Board or a claim or right to any future grants of Deferred Share Units, future amounts payable or other benefits under the Plan.

4.9.4                                                                 Under no circumstances shall Deferred Share Units be considered Common Shares nor shall they entitle any Eligible Director or other person to exercise voting rights or any other rights attaching to the ownership of Common Shares.

4.10	Compliance with Law

Any obligation of the Corporation pursuant to the terms of the Plan is subject to compliance with Applicable Law. The Eligible Directors shall comply with Applicable Law and furnish the Corporation with any and all information and undertakings as may be required to ensure compliance therewith.

4.11	Administration Costs

The Corporation will be responsible for all costs relating to the administration of the Plan.

4.12	Limited Liability

No member of the Committee, the Board or any officer or employee of the Corporation or any subsidiary, partnership or trust of the Corporation or other controlled entity (each an "Algonquin Entity") shall be liable for any action or determination made in good faith pursuant to the Olan~~,~~ or any Election ~~Notice or DSU~~ Notice under the Plan. To the fullest extent permitted by law, the Corporation and its Affiliates shall indemnify and save harmless each person made, or threatened to be made, a party to any action or proceeding in respect of the Plan by reason of the fact that such person is or was a member of the Committee or the Board or is or was an officer or employee of the Corporation or an Algonquin Entity.

4.13	Withholding

The Corporation may withhold from any amount payable to an Eligible Director, either under the Plan or otherwise, such amount as may be necessary to enable the Corporation to comply with the applicable requirements of any federal or provincial tax law or authority relating to the withholding of tax or any other required deductions with respect to Deferred Share Units. The Corporation may also satisfy any liability for any such withholding obligations, on such terms and conditions as the Corporation may determine in its discretion, by (a) selling on behalf of any Eligible Director, or causing any Eligible Director to sell, any Common Shares issued hereunder, or retaining any amount payable, which would otherwise be provided or paid to the Eligible Director hereunder or (b) requiring an Eligible Director, as a condition to the redemption of any Deferred Share Units, to make such arrangements as the Corporation may require so that the Corporation can satisfy such withholding obligations, including, without limitation, requiring the Eligible Director to remit to the Corporation in advance, or reimburse the Corporation for, any such withholding obligations.

Appendix I – US Directors

1.	GENERAL

The provisions of the Algonquin Power & Utilities Corp. Directors’ Deferred Share Unit Plan (the “Plan”) shall be read as incorporating this Appendix I with respect to all US Directors.

2.	SECTION 409A

2.1	It is intended the terms of the Deferred Share Units[1] and the rules of the Plan shall be administered and interpreted so as to comply with the provisions of Section 409A of the Code ("§409A"), and any provision that would cause the terms of any Deferred Share Unit to fail to satisfy §409A will have no force and effect until amended to comply with §409A (which amendment may be retroactive to the extent permitted by §409A).

2.2	To the extent a Deferred Share Unit constitutes deferred compensation for the purposes of §409A, if payment will occur following or otherwise as a result of a US Director’s Termination Date, the US Director shall not be treated as having had a Termination Date for the purposes of his or her Deferred Share Units and no payments shall be due to the US Director in relation to his or her Deferred Share Units which are payable following or otherwise as a result of a Termination Date until the US Director would be considered to have incurred a “separation from service” from the Company within the meaning of §409A such that it is reasonably anticipated that no further services will be performed.

2.3	If a US Director becomes a “specified employee” within the meaning of §409A and is a “specified employee” at his or her Termination Date, then any amounts that would otherwise be paid or provided pursuant to an Deferred Share Unit during the six-month period immediately following his or her Termination Date shall be paid, to the extent required to avoid accelerated taxation and/or tax penalties under §409A, on the first business day after the date that is six months following such Termination Date (or upon the Eligible Director’s death, if earlier).

2.4
For purposes of Section 3.1 of the Plan, a US Director’s election of an Entitlement Date or Dates must be made at the same time the Eligible Director makes his or her election to receive Deferred Share Units under Section ~~2.2, or Deferred Share Units are awarded under Section 2.3.2 of the Plan.~~2.2. Moreover, any Entitlement Date elected by the Eligible Director must meet the definition of a “fixed date” within the meaning of §409A following the Termination Date.

2.5
In the event a US Director fails to make an election in accordance with Section ~~1.4~~2.4 of this Appendix with respect to any Deferred Share Units credited to his or her Account, the US Director’s Entitlement Date for such Deferred Share Units shall be December 15 of the year following the year in which the US Director’s Termination Date (as determined in accordance with Section ~~1.2~~2.2 of this Appendix) occurs.

2.6	In the event of a US Director’s death, any and all Deferred Share Units then credited to the Eligible Director’s Account shall become payable to the US Director’s Beneficiary ~~in accordance with Sections 3.2, 3.3 and 3.4~~ as soon as reasonably practicable after the US Director’s date of death and such date of death shall be deemed to be the sole Entitlement Date with respect to the US Director provided that, in no event shall such payment be made later than December 31 of the calendar year in which the death occurs, or if later, the 15th day of the third month following the date of death.

[1]	Capitalized expressions used in this Appendix shall have the same meaning as in the main body of the Plan unless otherwise specified herein.

~~Schedule A~~Exhibit A
Algonquin Power & Utilities Corp.
Directors’ Deferred Share Unit Plan (the "Plan")

FORM OF ELECTION NOTICE2

I.	Election:

Subject to Part II of this Notice, for the period              ~~to~~            __________________ to _______________, I hereby elect to receive the following percentage (the “Elected Percentage”) of my Annual Cash Remuneration by way of Deferred Share Units ("DSUs"):

	Amount	Percentage in DSUs	Percentage in Cash
Annual Cash Remuneration	$	___%	___%

II.	Time of Payment [To be completed by U.S. Directors only]
I elect to receive payment of my DSUs as follows: (choose one)

☐	100% on December 15 of the calendar year following my Termination Date.
☐	100% on my Termination Date.
☐	_______% on my Termination Date and the remainder on December 15 of the calendar year following my Termination Date.
☐
_______% on __________________ (insert payment date no earlier than your Termination Date) and the remainder on ________________ (insert payment date no later than December 15 of the calendar yearfollowing your Termination Date).

III.	~~II.~~Acknowledgement
I confirm and acknowledge that:

1.	I have received and reviewed a copy of the terms of the Plan and agree to be bound by them.

2.	I will not be able to cause the Corporation or any Affiliate thereof to redeem DSUs granted under the Plan until the date specified in the Plan following my Termination Date.

3.	When DSUs credited to my Account pursuant to this election are redeemed in accordance with the terms of the Plan after my Termination Date, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time.

4.	The value of DSUs is based on the value of the Common Shares of the Corporation and therefore is not guaranteed.

5.	No funds will be set aside to guarantee the payment of DSUs. Future payment of DSUs will remain an unfunded and unsecured liability recorded on the books of the Corporation.

[2]
Elections on this form must be made prior to the start of the director’s tax year; except that a new director has 30 days following the commencement of the director’s term to make an election with respect to compensation earned with respect to the first calendar quarter following the date of the election.

6.	This election is irrevocable.

7.	The foregoing is only a brief outline of certain key provisions of the Plan. In the event of any discrepancy between the terms of the Plan and the terms of this Election Notice, the terms of the Plan shall prevail. All capitalized expressions used herein shall have the same meaning as in the Plan unless otherwise defined above.

Date	(Name of Eligible Director)

(Signature of Eligible Director)

~~Schedule~~Exhibit B

Algonquin Power & Utilities Corp. ~~Directors’ Deferred Share Unit Plan (the "Plan")~~

~~DSU NOTICE~~

~~I.~~	~~Notice~~

~~This Notice confirms the crediting by Algonquin Power & Utilities Corp. (the "Corporation") to the Account of the director named below (the "Eligible Director") pursuant to Section 2.3.2 of the Plan of [number] Deferred Share Units ("DSUs") effective ●, 20 (the "Effective Date") on the terms set out in the Plan.~~

~~II.~~	~~Confirmation~~

~~For greater certainty, the above-noted DSUs have been credited to the Eligible Director’s Account on the understanding that that:~~

~~1.~~	~~The Eligible Director will not be able to cause the Corporation or any Affiliate thereof to redeem DSUs granted under the Plan until the date specified in the Plan following his/her Termination Date.~~

~~2.~~	~~When DSUs credited to the Eligible Director’s Account pursuant to this Notice are redeemed in accordance with the terms of the Plan after his/her Termination Date, income tax and other withholdings as required will arise at that time. Upon redemption of the DSUs, the Corporation will make all appropriate withholdings as required by law at that time.~~

~~3.~~	~~The value of DSUs are based on the value of the Common Shares of the Corporation and therefore are not guaranteed.~~

~~4.~~	~~No funds will be set aside to guarantee the payment of DSUs. Future payment of DSUs will remain an unfunded liability recorded on the books of the Corporation.~~

~~5.~~	~~In the event of any discrepancy between the terms of the Plan and the terms of this Notice, the terms of the Plan shall prevail. All capitalized expressions used herein shall have the same meaning as in the Plan unless otherwise specified above.~~

~~Schedule CAlgonquin Power & Utilities Corp.~~
Directors’ Deferred Share Unit Plan (the "Plan")

BENEFICIARY DESIGNATION

To:	Algonquin Power & Utilities Corp.

I,                                          , being an Eligible Director under the Algonquin Power & Utilities Corp. Directors’ Deferred Share Unit Plan (the "Plan") hereby designate the following person as my Beneficiary for purposes of the Plan:

Name of Beneficiary:

Address of Beneficiary:

This designation revokes any previous beneficiary designation made by me under the Plan. Under the terms of the Plan, I reserve the right to revoke this designation and to designate another person as my Beneficiary.

Date:

Name:	(please print)

Signature:

Schedule “F”

Rights Plan Resolution

RESOLVED THAT:

1.
the shareholder rights plan (“Rights Plan”) of Algonquin Power & Utilities Corp. (the “Corporation”), including the amendments thereto, be confirmed and approved, and the Amended and Restated Shareholder Rights Plan Agreement to be dated as of the date hereof between the Corporation and CST Trust Company, which amends and restates the Amended and Restated Shareholder Rights Plan Agreement dated April 23, 2013 and continues the rights issued thereunder, be and is hereby ratified, confirmed and approved; and

2.
any director or officer of the Corporation is authorized and directed for and on behalf of the Corporation (whether under its corporate seal or otherwise) to enter into, to execute and deliver all such instruments, agreements and documents, including all notices, consents, applications, acknowledgements, certificates and other instruments (herein the “Instruments”) and do, or cause to be done, all such other acts and things (herein “Acts”) as may be necessary for the purpose of giving effect to the foregoing resolutions or to comply with any Instrument or Act, and such Instruments and Acts authorized and approved by these resolutions shall constitute valid and binding obligations of the Corporation, and the performance by the Corporation under such Instruments and pursuant to such Acts is hereby authorized.

Schedule “G”

Purpose and Key Features of the Rights Plan

Purpose of the Rights Plan

On February 25, 2016, the CSA announced amendments, expected to be effective May 9, 2016, to the minimum period a take-over bid must remain open for deposits of securities thereunder, which extends the minimum period to 105 days (from its current 35 days), with the ability of the target issuer to voluntarily reduce the period to not less than 35 days. Consistent with such amendments, the Rights Plan encourages a potential acquiror to proceed with their bid in accordance with Canadian takeover bid rules, which requires that the bid satisfy certain minimum standards intended to promote fairness or have the approval of the Board, by:

●	protecting against “creeping bids” (the accumulation of more than 20% of the Common Shares through purchases exempt from Canadian take-over bid rules, such as (i) purchases from a small group of shareholders under private agreements at a premium to the market price not available to all Shareholders, (ii) acquiring control through the slow accumulation of Common Shares over a stock exchange without paying a control premium, or (iii) through other transactions outside of Canada not subject to Canadian take-over bid rules), and requiring the bid to be made to all Shareholders; and

●	preventing a potential acquiror from entering into lock-up agreements with existing Shareholders prior to launching a take-over bid, except for permitted lock-up agreements as specified in the Rights Plan.

By encouraging take-over bids in accordance with Canadian take-over bid rules, the Board wants to allow all Shareholders to benefit from the acquisition of a position of 20% or more of the Common Shares, and allow the Board to have sufficient time to explore and develop all options for maximizing shareholder value in the event a person tries to acquire such a position in the Corporation. Under the Rights Plan, potential acquirors are prevented from accumulating effective control of the Corporation or a blocking position against other bidders except by way of a Permitted Bid (defined below).

Summary of the Rights Plan

The following is a summary of the key features of the Rights Plan. This summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Rights Plan, a copy of which is available on request from the Vice President, Investor Relations of the Corporation as described in the Circular or on the Corporation’s website at www.algonquinpower.com. All capitalized terms used in this summary have the meanings given in the Rights Plan unless otherwise noted.

The only substantive amendment proposed to the Rights Plan is to extend the period of time a Permitted Bid must remain open solely to reflect changes to the take-over bid regime by the CSA. To ensure the Permitted Bid definition in the Rights Plan remains aligned with the minimum period a take-over bid must remain open under applicable Canadian securities laws, it is proposed this definition be amended to be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws. See “Permitted Bid Requirements”. It is also proposed that certain non-substantive, technical and administrative amendments be made to the Rights Plan.

Term

The Rights Plan must be reconfirmed by Shareholders at every third annual meeting of Shareholders. The Rights Plan, including the amendments described herein, is therefore presented at the Meeting for reconfirmation and approval as it was last approved by Shareholders in 2013. If not approved, the Rights Plan will expire and cease to have effect effective at the termination of the Meeting. If it is approved at the

Meeting, the Rights Plan will require reconfirmation by the Shareholders at the 2019 annual meeting of Shareholders.

Issuance of Rights

Upon the Rights Plan becoming effective in 2010, one Right was issued and attached to each Common Share. One Right also attached to each subsequently issued Common Share and will attach to each subsequently issued Common Share.

Rights Exercise Privilege

The Rights generally separate from the Common Shares and become exercisable 10 trading days (the “Separation Time”) after a person has acquired, or commenced a take-over bid to acquire, 20 percent or more of the Common Shares, other than by an acquisition pursuant to a take-over bid permitted by the Rights Plan (a “Permitted Bid”) or a transaction otherwise permitted by the Rights Plan. The acquisition by any person (an “Acquiring Person”) of 20 percent or more of the Common Shares, other than by way of a Permitted Bid or a transaction otherwise permitted by the Rights Plan, is referred to as a “Flip-in Event”. Any Rights held by an Acquiring Person will become void upon the occurrence of a Flip-in Event. Ten trading days after the occurrence of the Flip-in Event, each Right (excluding Rights held by an Acquiring Person which have become void), will permit the purchase by holders of such Rights of Common Shares at a 50 percent discount to their market price.

Trading of Rights

Until the Separation Time, the Rights will be evidenced by the certificates representing the Common Shares and will be transferable only together with the associated Common Shares. After the Separation Time, separate certificates evidencing the Rights (Rights Certificates) will be mailed to holders of record of Common Shares (other than an Acquiring Person) as of the Separation Time. Rights Certificates will also be issued for Rights in respect of Common Shares issued after the Separation Time and before the Expiration Time, to each holder (other than an Acquiring Person) converting securities that are exchangeable for Common Shares after the Separation Time. Rights will trade separately from the Common Shares after the Separation Time.

Lock-Up Agreements

A bidder may enter into lock-up agreements with Shareholders whereby such Shareholders agree to tender their Common Shares to the take-over bid (the “Lock-up Bid”) without a Flip-in Event occurring. Such agreement must be publicly disclosed and allow the Shareholder to withdraw the securities to tender to another take-over bid or to support another transaction that exceeds the value of the Lock-up Bid either on an absolute basis or by as much or more than a specified amount, which specified amount may not be greater than seven percent. The definition of “Lock-Up Agreement” provides that no “break up” fees or other penalties that exceed, in the aggregate, the greater of two and a half percent of the price or value of the consideration payable under the Lock-up Bid to the Locked-up Person and 50 percent of the increase in the consideration resulting from another take-over bid transaction shall be payable by the Shareholder if the Shareholder fails to tender its securities to the Lock-up Bid.

Permitted Bid Requirements

The requirements for a Permitted Bid include the following:

●	the take-over bid must be made by way of a take-over bid circular;

●	the take-over bid must be made to all holders of Common Shares (other than the Offeror);

●	as proposed to be amended, the take-over bid must be outstanding for a minimum period of 105 days or such shorter period that a take-over bid must remain open for deposits of securities, in the applicable circumstances, pursuant to Canadian securities laws;

●	Common Shares tendered pursuant to the take-over bid may not be taken up prior to the expiry of the applicable period and only if at such time more than 50 percent of the Common Shares held by Independent Shareholders (as defined below) have been tendered to the take-over bid and not withdrawn; and

●	if more than 50 percent of the Common Shares held by Independent Shareholders are tendered to the take-over bid within the applicable period and the Common Shares are taken up by the bidder, the bidder must make a public announcement of that fact and the take-over bid must remain open for deposits of Common Shares for not less than 10 days from the date of such public announcement.

“Independent Shareholders” is defined in the Rights Plan as all holders of Common Shares, excluding any Acquiring Person (as defined therein), any person that is making or has announced an intention to make a take-over bid for the Common Shares, affiliates, associates and persons acting jointly or in concert with such excluded persons, and any person who is a trustee of an employee benefit, deferred profit sharing, stock participation or other similar plan or trust for the benefit of employees of the Corporation unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted.

The Rights Plan allows for a competing Permitted Bid (a “Competing Permitted Bid”) to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all the requirements of a Permitted Bid except that, as proposed to be amended, it must be outstanding for a minimum number of days as required under Canadian securities laws.

Waiver

The Board, acting in good faith, may prior to the occurrence of a Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where a take-over bid is made by a take-over bid circular to all holders of Common Shares. Where the Board exercises the waiver power for one take-over bid, the waiver will also apply to any other take-over bid for the Corporation made by a take-over bid circular to all holders of Common Shares prior to the expiry of any other bid for which the Rights Plan has been waived. The Board, acting in good faith may, in respect of any Flip-in Event, waive the application of the Rights Plan to a particular Flip-in Event where the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and such person has reduced its Beneficial Ownership such that it is no longer an Acquiring Person. The Board, acting in good faith may, with the approval of a majority of votes cast by the Independent Shareholders voting in person or by proxy at a meeting duly called for that purpose, determine, at any time prior to the occurrence of a Flip-in Event, to waive the application of the Rights Plan for any Flip-in Event.

Redemption

The Board, with the approval of a majority of votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose, may redeem the Rights at $0.000001 per Right. Rights will be deemed to have been redeemed by the Board following completion of a Permitted Bid or Competing Permitted Bid.

Amendment

The Board may amend the Rights Plan with the approval of a majority of the votes cast by the Independent Shareholders (or the holders of Rights if the Separation Time has occurred) voting in person or by proxy at a meeting duly called for that purpose. The Board, without such approval, may make amendments to the Rights Plan to correct any clerical or typographical error or which are required to maintain the validity of the Rights Plan as a result of any change in any applicable legislation, rules or regulations thereunder.

Board

The Rights Plan will not detract from or lessen the duty of the Board to act honestly and in good faith with a view to the best interests of the Corporation. The Board, when a Permitted Bid is made, will continue to have the duty and power to take such actions and make such recommendations to shareholders as are considered appropriate.

Exemption for Investment Managers

Investment managers (for client accounts), trust companies (acting in their capacities as trustees and administrators), statutory bodies whose business includes the management of funds and administrators of registered pension plans acquiring greater than 20 percent of the Common Shares are exempted from triggering a Flip-in Event, provided that they are not making, have not announced an intention to make or are not part of a group making, a take-over bid.

Schedule “H”

AMENDED AND RESTATED SHAREHOLDER RIGHTS
PLAN AGREEMENT

BETWEEN

ALGONQUIN POWER & UTILITIES CORP.

and

~~CIBC MELLON~~CST TRUST COMPANY
as Rights Agent

June 9, 2016

~~April 23, 2013~~

~~Page~~

Page

ARTICLE 1 DEFINITIONS

1.1	Definitions	1
1.2	Currency	~~11~~12
1.3	Acting Jointly or in Concert	~~11~~12
1.4	Control	12
1.5	Holder of Rights	12
1.6	References to this Agreement	~~12~~ 13

ARTICLE 2 THE RIGHTS

2.1	Issue of Rights; Legend on Common Share Certificates	~~12~~13
2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights	13
2.3	Adjustments to Exercise Price; Number of Rights	15
2.4	Date on Which Exercise is Effective	~~17~~18
2.5	Execution, Authentication, Delivery and Dating of Rights Certificates	~~18~~19
2.6	Registration, Registration of Transfer and Exchange	~~18~~19
2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates	~~18~~19
2.8	Persons Deemed Owners	~~19~~20
2.9	Delivery and Cancellation of Certificates	~~19~~20
2.10	Agreement of Rights Holders	~~19~~20

ARTICLE 3 ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1	Flip-in Event	~~20~~21

ARTICLE 4 THE RIGHTS AGENT

4.1	General	~~21~~22
4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent	~~22~~23
4.3	Duties of Rights Agent	~~22~~23
4.4	Change of Rights Agent	~~24~~25

ARTICLE 5 MISCELLANEOUS

5.1	Redemption and Termination	~~24~~25
5.2	Expiration	~~26~~27
5.3	Issuance of New Rights Certificates	~~26~~27
5.4	Supplements and Amendments	~~26~~27
5.5	Fractional Rights and Fractional Shares	~~28~~29
5.6	Rights of Action	~~28~~29
5.7	Holder of Rights Not Deemed a Shareholder	~~28~~30
5.8	Notice of Proposed Actions	~~28~~30
5.9	Notices	~~29~~30

~~i~~

~~continued~~

~~Page~~

5.10	Costs of Enforcement	~~30~~31
5.11	Successors	~~30~~31
5.12	Benefits of this Agreement	~~30~~31
5.13	Descriptive Headings	~~30~~31
5.14	Governing Law	~~30~~31
5.15	Language	~~30~~31
5.16	Counterparts	~~30~~32
5.17	Severability	~~30~~32
5.18	Effective Date	~~30~~32
5.19	Shareholder Review	~~31~~32
5.20	Regulatory Approvals	~~31~~32
5.21	Declaration as to Non-Canadian and Non-U.S. Holders	~~31~~32
5.22	Determinations and Actions by the Board	~~31~~33

~~ii~~

AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT

THIS AMENDED AND RESTATED SHAREHOLDER RIGHTS PLAN AGREEMENT dated ~~April 23, 2013~~June 9, 2016 (amending and restating the Shareholder Rights Plan Agreement dated  ~~June 9, 2010~~April 23, 2013)

BETWEEN:

ALGONQUIN POWER & UTILITIES CORP., a corporation existing under the laws of Canada (hereinafter referred to as the "Corporation")

OF THE FIRST PART

- and -

~~CIBC MELLON~~CST TRUST COMPANY, a company existing under the laws of Canada (hereinafter referred to as the "Rights Agent")

OF THE SECOND PART

WHEREAS the board of directors of the Corporation (the "Board ") ~~has~~ determined that it ~~is~~was advisable and in the best interest of the Corporation to adopt a shareholder rights plan (the ~~“~~"Rights Plan~~”~~") to ensure, to the extent possible, that all shareholders of the Corporation are treated fairly in connection with any take-over offer or bid for the shares of the Corporation~~, and to ensure thatthe Board is provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize shareholder value~~;

AND WHEREAS~~, in order to adopt the Rights Plan, the Board has:~~ this Agreement was originally entered into by the Corporation and the Rights Agent as of June 9, 2010 and has been amended, or amended and restated, from time to time since such date (such agreement as amended or as amended and restated the "Original Agreement");

~~(a)~~	~~authorized the distribution of one right (a "Right") in respect of each Common Share (as hereinafter defined) outstanding at the close of business on the effective date hereof (the "Record Time"), such distribution having been made to shareholders of record at the Record Time; and~~

~~(b)~~	~~authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);~~

AND WHEREAS the Original Agreement was to be reconfirmed by the shareholders of the Corporation at every third annual meeting of shareholders;

AND WHEREAS the Corporation and the Rights Agent wish to effect certain amendments to update and restate the Original Agreement in its entirety to be on the terms and conditions and in the form of this agreement (the Original Agreement as so amended and restated being herein referred to as the "Agreement") to take effect immediately upon receipt of approval of the shareholders of the Corporation at the annual and special meeting of shareholders to be held in 2016 or any adjournment or postponement thereof;

AND WHEREAS each Right (as defined below) entitles the holder thereof, after the Separation Time (as defined below), to purchase securities of the Corporation pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Corporation desires to ~~appoint~~confirm its appointment of the Rights Agent to act on behalf of the Corporation~~,~~ and theholders of Rights and the Rights Agent is willing to continue to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as ~~hereinafter~~ defined below), the exercise of Rights and other matters referred to herein;

~~AND WHEREAS the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only;~~

NOW THEREFORE in consideration of the premises and the respective agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1~~ARTICLE 1~~
DEFINITIONS

1.1	Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)	"Acquiring Person" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation; provided, however, that the term "Acquiring Person" shall not include:

(i)	the Corporation or any Subsidiary of the Corporation;

(ii)	any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation as a result of any one or a combination of:

(A)
an acquisition or redemption by the Corporation of Common Shares ~~of the Corporation~~ which, by reducing the number of Common Shares outstanding, increases the proportionate number of Common Shares Beneficially Owned by such Person to 20% or more of the Common Shares ~~of the Corporation~~ then outstanding;

(B)	Common Share acquisitions made pursuant to a Permitted Bid or a Competing Permitted Bid ("Permitted Bid Acquisitions");
(C)
Common Share acquisitions (1) in respect of which the Board has waived the application of Section 3.1 pursuant to subsections 5.1(b), 5.1(c) or 5.1(d); or (2) which were made ~~on or prior to the Effective Date; or (3) which were made~~ pursuant to a ~~distribution~~dividend reinvestment plan of the Corporation; or (~~4~~3) pursuant to the receipt or exercise of rights issued by the Corporation to all the holders of the Common Shares (other than holders resident in a jurisdiction where such distribution is restricted or impracticable as a result of applicable law) to subscribe for or purchase Common Shares or Convertible Securities, provided that such rights are acquired directly from the Corporation and not from any other Person and provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person's percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition; or (~~5~~4) pursuant to a distribution by the Corporation or an affiliate of the

Corporation of Common Shares or Convertible Securities made pursuant to a prospectus, provided that the Person does not thereby acquire a greater percentage of Common Shares or Convertible Securities so offered than the Person's percentage of Common Shares or Convertible Securities beneficially owned immediately prior to such acquisition; or (~~6~~5) pursuant to a distribution by the Corporation of Common Shares or Convertible Securities by way of a private placement or a securities exchange take-over bid circular or upon the exercise by an individual employee of options to purchase Common Shares granted under a stock option plan of the Corporation or rights to purchase or acquire securities granted under a share purchase or incentive plan of the Corporation, provided that (i) all necessary stock exchange approvals for such private placement, stock option plan or share purchase or incentive plan have been obtained and such private placement, stock option plan or share purchase or incentive plan complies with the terms and conditions of such approvals and (ii) such Person does not become the Beneficial Owner of more than 25% of the Common Shares outstanding immediately prior to the distribution, and in making this determination, ~~,~~ the Common Shares to be issued to such Person in the distribution shall (x) where such Person is Emera Incorporated or an affiliate thereof, be deemed to be held by Emera Incorporated and shall be added to the aggregate number of outstanding Common Shares immediately prior to the distribution or (y) where such Person is not Emera Incorporated or an affiliate thereof, be deemed to be held by such Person but shall not be included in the aggregate number of outstanding Common Shares immediately prior to the distribution; or (~~7~~6) pursuant to an amalgamation, plan of arrangement, merger or other statutory procedure ~~requiring shareholder approval~~which has been approved by the Board and the holders of Common Shares at a meeting duly called by the Board and held for such purpose ("Exempt Acquisitions~~"~~");

(D)	the acquisition of Common Shares upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition (as defined below) ("Convertible Security Acquisitions"); or

(E)	acquisitions as a result of a stock dividend, stock split or other event pursuant to which such Person receives or acquires Common Shares or Convertible Securities on the same pro rata basis as all other holders of Common Shares of the same class ("Pro RataAcquisitions");

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Common Shares of the Corporation then outstanding by reason of any one or a combination of (i) share acquisitions or redemptions by the Corporation or (ii) Permitted Bid Acquisitions or (iii) Exempt Acquisitions or (iv) Convertible Security Acquisitions or (v) Pro Rata Acquisitions and, after such share acquisitions or redemptions by the Corporation, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible Security Acquisitions or Pro Rata Acquisitions, such Person subsequently becomes the Beneficial Owner of more than an additional 1% of the number of Common Shares of the Corporation outstanding other than pursuant to any one or a combination of share acquisitions or redemptions of shares by the Corporation, Permitted Bid Acquisitions, Exempt Acquisitions, Convertible

Security Acquisitions or Pro Rata Acquisitions, then as of the date of any such acquisition such Person shall become an "Acquiring Person";

(iii)
for a period of 10 days after the Disqualification Date, any Person who becomes the Beneficial Owner of 20% or more of the outstanding Common Shares as a result of such Person becoming disqualified from relying on clause 1.1(d)(B) of the definition of Beneficial Owner soley because such Person makes or announces an intention to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement that any Person is making or intends to make a Take-over Bid, either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person;

(iv)	an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Common Shares in connection with a distribution of securities by way of prospectus or private placement; or

(v)
a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Common Shares of the Corporation as at the Record Time; provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time (A) cease to ~~own~~Beneficially Own 20% or more of the outstanding Common Shares or (B) become the Beneficial Owner (other than pursuant to any one or a combination of (1) Common Share acquisitions or redemptions by the Corporation or (2) Permitted Bid Acquisitions or (3) Exempt Acquisitions or (4) Convertible Security Acquisition or (5) Pro Rata Acquisitions) of additional Common Shares constituting more than 1% of the number of Common Shares outstanding as at the Record Time whether or not such Person has disposed of any Common Shares or otherwise has had its ownership diluted after the Record Time.

(b)	"Affiliate", used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person.

(c)	"Associate" of a specified individual shall mean any individual to whom such specified individual is married or with whom such specified individual is living in a conjugal relationship, outside marriage, or any relative of such specified individual or said spouse who has the same home as such specified individual.

(d)	A Person shall be deemed the "Beneficial Owner", and to have "BeneficialOwnership" of, and to "Beneficially Own":

(i)	any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii)	any securities as to which such Person or any of such Person's Affiliates or Associates has the right to ~~acquire~~become the owner at law or in equity (A) upon the exercise of any Convertible Securities, or (B) pursuant to any agreement, arrangement or understanding, whether or not in writing, in either case where such right is exercisable immediately or within a period of 60 days and whether or not on condition or the happening of any contingency

(other than (1) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution to the public or pursuant to a private placement of securities, or (2) pursuant to a pledge of securities in the ordinary course of business); and

(iii)	any securities which are Beneficially Owned within the meaning of clauses 1.1(d)(i) or (ii) above by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner", or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(A)	where (1) the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(d)(iii), or (2) such security has been deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(d)(iii), in each case until the earliest time at which any such tendered security is accepted unconditionally for payment or exchange or is taken up and paid for;

(B)	where such Person, any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(d)(iii), holds such security provided that (1) the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others and such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager~~’~~'s duties for the account of any other Person, including the acquisition or holding of securities for non-discretionary accounts held on behalf of a client by a broker or dealer registered under applicable securities laws, or (2) such Person (the "TrustCompany") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons or in relation to other accounts and holds such security in the ordinary course of such duties for the estates of deceased or incompetent Persons or for such other accounts, or (3) such Person (the "Plan Trustee") is the administrator or trustee of one or more pension funds or plans (each a "Plan") registered under applicable laws and holds such security for the purposes of its activity as such, or (4) such Person is a Plan or is a Person established by statute (the "Statutory Body") for purposes that include, and the ordinary business or activity of such Person includes the management of investment funds for employee benefit plans, pension plans, insurance plans (other than plans administered by insurance companies) or various public bodies, or (5) such Person is a Crown agent or agency or (6) such Person (the "Manager") is the manager or trustee of a mutual fund ("Mutual Fund") that is registered or qualified to issue its securities to investors under the securities laws of any province of Canada or the laws of the United States of America or is a Mutual Fund; provided in any of the above cases, that the Investment Manager, the Trust Company, the Plan Trustee, the Plan, the Statutory Body, the Crown agent or agency, the Manager or the Mutual Fund, as the case may be, is not then making a Take-over Bid or has not announced a current intention to make a Take-over Bid, other than an Offer to Acquire Common Shares or other securities pursuant to a distribution by the Corporation or by means of ordinary market transactions (including pre-arranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or organized over-the-counter market, alone, through its Affiliates or Associates or by acting jointly or in concert with any other Person;

(C)	because such Person is a client of or has an account with the same Investment Manager as another Person on whose account the Investment Manager holds such security, or where such Person is a client of or has an account with the same Trust Company as another Person on whose account the Trust Company holds such security, or where such Person is a Plan and has a Plan Trustee who is also a Plan Trustee for another Plan on whose account the Plan Trustee holds such security;

(D)	where such Person is (1) a client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, or (2) an account of a Trust Company and such security is owned at law or in equity by the Trust Company, or (3) a Plan and such security is owned at law or in equity by the Plan Trustee; or

(E)	where such Person is the registered holder of such security as a result of carrying on the business of or acting as a nominee of a securities depositary.

For purposes of this Agreement, the percentage of Common Shares Beneficially Owned by any Person, shall be and be deemed to be the product determined by the formula:

100 x A/B

Where:

A = the number of votes for the election of all directors generally attaching to the Common Shares Beneficially Owned by such Person; and

B = the number of votes for the election of all directors generally attaching to all outstanding Common Shares.

For the purposes of the foregoing formula, where any Person is deemed to Beneficially Own unissued Common Shares which may be acquired pursuant to Convertible Securities, such Common Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Common Shares Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Common Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.

~~For the purposes of the foregoing formula, where any Person is deemed to Beneficially Own unissued Common Shares which may be acquired pursuant to~~

~~Convertible Securities, such Common Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Common Shares Beneficially Owned by such Person in both the numerator and the denominator, but no other unissued Common Shares which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding.~~

(e)	"Business Day" shall mean any day other than a Saturday, Sunday or a day that is treated as a holiday in Toronto, Canada.

(f)	"Canadian-U.S. Exchange Rate" shall mean on any date the inverse of the U.S. Canadian Exchange Rate.

(g)	~~“~~"CBCA~~”~~" shall mean the Canada Business Corporations Act, R.S.C. 1985, c.44, as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto.
(h)	"Canadian Dollar Equivalent" of any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(i)	"close of business" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in the City of Toronto (or, after the Separation Time, the offices of the Rights Agent in the City of Toronto) becomes closed to the public.

(j)
~~“~~"Common Shares~~”~~" and ~~“~~"Common Shares of the Corporation~~”~~" means the common shares of the Corporation, as constituted ~~on~~as of the ~~Effective Date~~Record Time and any other security of the Corporation into which such shares may be subdivided, reclassified or changed from time to time.

(k)	"Competing Permitted Bid" shall mean a Take-over Bid that:

(i)	is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry of the Permitted Bid or another Competing Permitted Bid;

(ii)	satisfies all components of the definition of a Permitted Bid other than the requirements set out in ~~clause~~subparagraph 1.1(bb)(ii)(A) of ~~that~~the definition of a Permitted Bid; and
(iii)
contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified ~~provision~~condition that no ~~Common Shares~~securities will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on ~~the~~a date that is no earlier than the ~~later of (A) the earliest date on which Common Shares may be taken up or paid for under any Permitted Bid or Competing Permitted Bid that is then in existence and (B) 35 days (or such other minimum period of days as may be prescribed by applicable law in Ontario)~~minimum number of days such Take-over Bid must remain open for deposits of securities thereunder pursuant to MI 62-104 after the date of the Take-over Bid constituting the Competing Permitted Bid.

(l)	"Convertible Securities" shall mean, at any time, any securities issued by the Corporation from time to time (other than the Rights) carrying any exercise,

conversion or exchange right pursuant to which the holder thereof may acquire Common Shares or other securities which are convertible into or exercisable or exchangeable for Common Shares.

(m)	"Convertible Security Acquisitions" shall have the meaning set forth in the definition of "Acquiring Person" herein.

(n)	"Co-Rights Agents" shall have the meaning set forth in subsection 4.1(a).

~~(o)~~	~~"Effective Date" shall mean the close of business on June 9, 2010.~~

(o)	~~(p)~~ "Exempt Acquisition" shall have the meaning set forth in the definition of "Acquiring Person" herein.
(p)
~~(q)~~ "Exercise Price" shall mean, as of any date ~~after the Effective Date~~, the price at which a holder may purchase the securities issuable upon exercise of one whole Right in accordance with the terms hereof and, subject to adjustment thereof in accordance with the terms hereof, the Exercise Price shall be:

(i)	until the Separation Time, an amount equal to three times the Market Price, from time to time, per Common Share; and

(ii)	from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

(q)	~~(r)~~ "Expansion Factor" shall have the meaning set forth in subsection 2.3(a)~~(x)~~.
(r)	~~(s)~~ "Expiration Time" shall mean the earlier of:
(i)	the Termination Time; and
(ii)	the termination of the annual meeting of the shareholders of the Corporation in the year ~~2016~~2019;
provided, however, that if the resolution referred to in Section 5.19 is approved by Independent Shareholders in accordance with Section 5.19 at or prior to such annual meeting or at or prior to any subsequent annual meeting, "Expiration Time" means the earlier of (i) the Termination Time and (ii) the termination of the annual meeting of the shareholders of the Corporation in the year that is three years after the year in which such approval occurs.

(s)	~~(t)~~ "Fiduciary" shall mean a trust company registered under the trust company legislation of Canada or any province thereof, a trust company organized under the laws of any state of the United States, a portfolio manager registered under the securities legislation of one or more provinces of Canada or an investment adviser registered under the United States Investment Advisers Act of 1940 or any other securities legislation of the United States or any state of the United States.

(t)	~~(u)~~ "Flip-in Event" shall mean a transaction ~~occurring subsequent to the date of this Agreement as a result of~~or other event, in or pursuant to which any Person shall become an Acquiring Person; provided, however, that a Flip-in Event shall be deemed to occur at the close of business on the tenth day (or such later day as the Board may determine) after the Stock Acquisition Date.

(u)	~~(v)~~ "Independent Shareholders" shall mean holders of outstanding Common Shares of the Corporation excluding (i) any Acquiring Person, ~~or~~and (ii) any ~~Person~~Offeror (other than a Person ~~referred to in~~who, by virtue of clause 1.1(d)(B)~~) that is making orhas announced a current intention to make a Take-over Bid for Common Shares of the Corporation (including a Permitted Bid or a Competing Permitted Bid) but excluding any such Person if the Take-over Bid so announced or made by such Person has been withdrawn, terminated or expired, or~~, is not deemed to Beneficially Own the Common Shares held by such Person), and (iii) any Affiliate or Associate of ~~such~~any Acquiring Person or ~~a Person referred to in clause (ii), or~~Offeror, and (iv) any Person acting jointly or in concert with ~~such~~any Acquiring Person or ~~a Person referredto in clause (ii), or~~Offeror, and (v) a Person who is a trustee of any employee benefit plan, Common Share purchase plan, deferred profit sharing plan or any similar plan or trust for the benefit of employees of the Corporation or a Subsidiary of the Corporation, unless the beneficiaries of the plan or trust direct the manner in which the Common Shares are to be voted or direct whether the Common Shares are to be tendered to a Take-over Bid.

(v)	~~(w)~~ "Market Price" per security of any securities on any date of determination shall mean the average of the daily Closing Price Per Security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the price used to determine the Closing Price Per Security on any Trading Day not to be fully comparable with the price used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the price per security used to determine the Closing Price Per Security on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The "Closing Price Per Security" of any securities on any date shall be:

(i)	the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for such securities as reported by the securities exchange or national securities quotation system on which such securities are listed or admitted for trading on which the largest number of such securities were traded during the most recently completed calendar year;

(ii)	if, for any reason, none of such prices is available on such date or the securities are not listed or admitted to trading on a securities exchange or on a national securities quotation system, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for such securities in the over-the-counter market, as quoted by any reporting system then in use (as selected by the Board); or

(iii)	if the securities are not listed or admitted to trading as contemplated in clause 1.1(~~w~~v)(i) or (ii), the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities; provided, however, that if on any such date the Closing Price Per Security cannot be determined in accordance with the foregoing, the Closing Price Per Security of such securities on such date shall mean the fair value per security of such securities on such date as determined in good faith by an internationally recognized investment dealer or investment banker with respect to the fair value per security of such securities.

The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

(w)
"MI 62-104" shall mean Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids adopted by certain of the Canadian securities regulatory authorities, as it may be amended from time to time and including any successor instrument thereto (including, without limitation, National Instrument 62-104 – Take-Over Bids and Issuer Bids proposed to come into force on or about May 9, 2016).

(x)	"1933 Securities Act" shall mean the Securities Act of 1933 of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

(y)	"1934 Exchange Act" shall mean the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder, and any comparable or successor laws or regulations thereto.

(z)	"Offer to Acquire" shall include:

(i)	an offer to purchase, or a solicitation of an offer to sell, Common Shares; and

(ii)	an acceptance of an offer to sell Common Shares, whether or not such offer to sell has been solicited; or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(aa)
"Offeror~~’~~'s Securities" shall mean Common Shares Beneficially Owned ~~on the dateof an Offer to Acquire by any Person who is making a Take-over Bid~~by an Offeror, any Affiliate or Associate of such Offeror and any Person acting jointly or in concert with such Offeror and "Offeror" means a Person who has announced ~~a current~~, and has not withdrawn, an intention to make or ~~is making~~who has made, and has not withdrawn, a Take-over Bid.

(bb)	"Permitted Bid" shall mean a Take-over Bid made by a Person by means of a Take-over Bid circular ~~and~~ which also complies with the following additional provisions:

(i)	the Take-over Bid is made to all holders of record of Common Shares, other than the Offeror;

(ii)
the Take-over Bid shall contain, and the provisions for the take-up and payment for ~~Common Shares~~securities tendered or deposited thereunder shall be subject to, ~~an~~ irrevocable and unqualified ~~condition~~provisions that no ~~Common Shares~~securities shall be taken up or paid for pursuant to the Take-over Bid:

(A)
prior to the close of business on a date which is not less than ~~60~~105 days following the date of the Take-over Bid or such shorter period that a take-over bid (that is not exempt from the requirements of Division 5: Bid Mechanics of MI 62-104) must remain open for deposits of securities thereunder, in the applicable circumstances at such time, pursuant to MI 62-104; and

(B)	only if at such date more than 50% of the Common Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;
(iii)
the Take-over Bid shall contain irrevocable and unqualified provisions that ~~(A) unless the Take-over Bid is withdrawn, Common Shares~~securities may be deposited pursuant to the Take-over Bid at any time ~~prior to the close ofbusiness on the date of first take-up or payment for Common Shares and (B)~~during the period of time described in subparagraph 1.1(bb)(ii)(A) and all ~~Common Shares deposited pursuant to the Take-over Bid may be withdrawn at any time prior to the close of business on such date;~~securities deposited pursuant to the Take-over Bid may be withdrawn, unless restricted by law, until taken up and paid for; and

~~(iv)~~
~~the Take-over Bid shall contain an irrevocable and unqualified condition that more than 50% of the outstanding Common Shares held by Independent Shareholders, determined as at the close of business on the date of first take-up or payment for Common Shares under the Take-over Bid, must be deposited to the Take-over Bid and not withdrawn at the close of business on the date of first take-up or payment for Common Shares; and~~

(iv)
~~(v)~~ the Take-over Bid shall contain an irrevocable and unqualified provision that in the event that ~~more than 50% of the then outstanding CommonShares held by Independent Shareholders shall have been deposited to the Take-over Bid and not withdrawn as at the close of business on the date of first take-up or payment for Common Shares under the Take-over Bid~~the deposit condition set forth in subparagraph 1.1(bb)(ii)(B) is satisfied and such Common Shares are taken up by the Offeror, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of ~~Common Shares~~securities for not less than ~~10 Business Days~~ten days from the date of such public announcement;

provided that if a Take-over Bid constitutes a Competing Permitted Bid, the term ~~"~~“Permitted Bid~~"~~” shall also mean the Competing Permitted Bid.

(cc)	"Permitted Bid Acquisitions" shall have the meaning set forth in the definition of "Acquiring Person" herein.

(dd)
"Permitted Lock-up Agreement" shall mean an agreement (the "Lock-upAgreement") between ~~a Person~~an Offeror, any of its Affiliates or Associates or any other Person acting jointly or in concert with the Offeror and one or more holders of Common Shares and/or Convertible Securities who is not an Affiliate or Associate of the Offeror(each such holder herein referred to as a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Corporation) not later than the date of the Lock-up Bid (as defined below), or if the Lock-up Bid has been made prior to the date of the Lock-up Agreement not later than the first Business Day following the date of the Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender the Common Shares or Convertible Securities held by such holder to ~~a~~the Offeror’s Take-over Bid ~~(the "Lock-up Bid")~~or any Take-over Bid made by ~~the Person or~~ any of ~~such Person'~~the Offeror’s Affiliates or Associates ~~or any other Person referred to inclause 1.1(d)(iii~~(the "Lock-up Bid"), provided that:

(i)	the Lock-up Agreement permits the Locked-up Person to withdraw its ~~Common Shares~~securities from the Lock-up Agreement in order to deposit or tender the ~~Common Shares~~securities to another Take-over Bid or to support another transaction ~~prior to the Common Shares being taken up and paid forunder the Lock- up Bid at a price or value per Common Share that exceeds the~~that in either case will provide a greater price or value ~~per Common Shareoffered under~~to the Locked-up Person than the Lock-up Bid; or

(ii)
the Lock-up Agreement permits the Locked-up Person to withdraw its ~~Common Shares~~securities from the Lock-up Agreement in order to deposit or tender the ~~Common Shares~~securities to another Take-over Bid or to support another transaction ~~prior to the Common Shares being taken up and paid forunder the Lock-up Bid at~~that contains an offer price or value for each Common Share that exceeds by as much as or more than a specified amount (the "Specified Amount") the offer price or value for each Common Share contained in or proposed to be contained in the Lock-up Bid and that does not by its terms provide for a Specified Amount that is greater than 7% of the offer price or value contained in or proposed to be contained in the Lock-up Bid;

and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give ~~the Person~~an Offeror who made the Lock-up Bid an opportunity to match a higher price or value in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw ~~Common Shares~~securities from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw ~~Common Shares during theperiod of~~securities in sufficient time to tender to the other Take-over Bid or participate in and support the other transaction; and

(iii)	no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A)	2.5% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B)	50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid, shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Common Shares and/or Convertible Securities to the Lock-up Bid, or withdraws Common Shares and/or Convertible Securities previously tendered thereto in order to deposit or tender such Common Shares to another Take-over Bid or support another transaction.

(ee)	"Person" shall mean any individual, firm, partnership, association, trust, trustee, personal representative, body corporate, corporation, unincorporated organization, syndicate or other entity.

(ff)	"Pro Rata Acquisition" shall have the meaning set forth in the definition of "Acquiring Person" herein.

(gg)	"Record Time" shall ~~mean the close of business on March 20, 2008.~~have themeaning set forth in subsection 2.1(a) herein.
(hh)	"Redemption Price" shall have the meaning set forth in subsection 5.1(a) herein.

(ii)	"Right" shall mean a right to purchase a Common Share upon the terms and subject to the conditions set forth in this Agreement;
(jj)	~~(ii)~~ "Rights Certificate" shall mean, after the Separation Time, the certificate representing the Rights substantially in the form of Exhibit A hereto~~;~~.
(kk)
~~(jj)~~ "Securities Act" shall mean the Securities Act (Ontario), R.S.O. 1990, c. S-5, and the rules and regulations thereunder, each as may be amended from time to time, and any comparable or successor laws, rules or regulations thereto.

(ll)	~~(kk)~~ "Separation Time" shall mean the close of business on the tenth Business Day after the earlier of:
(i)	the Stock Acquisition Date;

(ii)
the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-over Bid (other than a Take-over Bid which is a Permitted Bid or a Competing Permitted Bid so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid); provided that, if any Take-over Bid referred to in this clause (ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for purposes of this subsection 1.1(~~kk~~ll), never to have been made; and

(iii)	the date upon which a Permitted Bid or Competing Permitted Bid ceases to be a Permitted Bid;
or, in each case, such later date as may be determined by the Board ~~acting in good faith~~; provided that, if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time and if the Board determines pursuant to Section 5.1 to waive the application of Section 3.1 to a Flip-in Event, the Separation Time in respect of such Flip-in Event shall be deemed never to have occurred.

(mm)
~~(ll)~~ "Stock Acquisition Date~~”~~" shall mean the first date of public announcement (which for the purposes of this definition, shall include, without limitation, a report filed pursuant to Section ~~176 of~~5.2 of MI 62-104, an early warning report filed pursuant to the Securities Act or a report filed pursuant to Section 13(d) under the 1934Exchange Act) by the Corporation or an Acquiring Person that a Person has become an Acquiring Person.

(nn)	~~(mm)~~ "Subsidiary" of any specified Person shall mean any trust, corporation, partnership or other entity controlled by such specified Person.
(oo)
~~(nn)~~ "Take-over Bid" shall mean an Offer to Acquire Common Shares or securities convertible into Common Shares, where the Common Shares subject to the Offer to Acquire, together with the Common Shares into which the securities subject to the Offer to Acquire are convertible, and the Offeror~~’~~'s Securities, constitute in the aggregate 20% or more of the outstanding Common Shares at the date of the Offer to Acquire.

(pp)	~~(oo)~~ "Termination Time" shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 5.1~~, 5.18~~ or 5.19 hereof.

(qq)
~~(pp)~~ "Trading Day", when used with respect to any securities, shall mean a day on which the securities exchange or national securities quotation system on which such securities are listed or admitted to trading on which the largest number of such securities were traded during the most recently completed calendar year is open for the transaction of business or, if the securities are not listed or admitted to trading on any securities exchange, a Business Day.

(rr)	~~(qq)~~ "U.S. Canadian Exchange Rate" shall mean on any date:
(i)	if on such date the Bank of Canada sets an average noon spot rate of exchange with a conversion of one United States dollar into Canadian dollars, such rate;

(ii)	in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board from time to time acting in good faith.

(ss)
~~(rr)~~ "U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars shall mean on any day the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

1.2	Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada.

1.3	Acting Jointly or in Concert

For purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person to acquire, or Offer to Acquire, any Common Shares of the Corporation (other than (a) customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities by way of prospectus or private placement, or (b) pursuant to a pledge of securities in the ordinary course of business).

1.4	Control

A Person is "controlled" by another Person or two or more other Persons acting jointly or in concert if:

(a)	in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons acting jointly or in concert and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(b)	in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons;

and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

1.5	Holder of Rights

As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Common Shares).

1.6	References to this Agreement

In this Agreement, unless otherwise provided herein and unless the context otherwise requires, references to "this Agreement ", "herein", "hereby" and "hereunder" mean this Amended and Restated Shareholder Rights Plan Agreement dated as of June 9, ~~2010~~2016 between the Corporation and the Rights Agent as amended and supplemented from time to time.

ARTICLE 2~~ARTICLE 2~~
THE RIGHTS

2.1	Issue of Rights; Legend on Common Share Certificates
(a)
One Right has been issued, effective as of the close of business on June 9, 2010 (the "Record Time"), in respect of each Common Share outstanding as of the Record Time and one Right has been and shall be issued in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

(b)
Certificates for the Common Shares, including without limitation Common Shares issued upon the conversion of Convertible Securities, issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and, commencing as soon as reasonably practicable after the Record Time, shall have impressed on, printed on, written on or otherwise affixed to them, prior to the date hereof the legend set forth inthe Original Agreement which legend shall be deemed to be amended for all purposes to read the same as the legend set forth below, and after the date hereof the following legend:

Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in an Amended and Restated Shareholder Rights Plan Agreement dated as of ~~April 23, 2013,~~June 9, 2016, as such may from time to time be amended, restated, varied or replaced (the "Rights Agreement"), between Algonquin Power & Utilities Corp. (the "Corporation") and ~~CIBC Mellon~~CST Trust Company as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the registered office of the Corporation. In certain circumstances, as set forth in the Rights Agreement, such Rights may be amended, redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

Certificates representing Common Shares that ~~are~~were issued and outstanding at the Record Time or ~~the Effective Date~~ shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2	Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)
Subject to adjustment as herein set forth, each Right will entitle the holder thereof, after the Separation Time, to purchase, for the Exercise Price, or its U.S. Dollar Equivalent as at the Business Day immediately preceding the day of exercise of the Right, ~~six~~one Common ~~Shares~~Share. Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall be void.

(b)	Until the Separation Time,

(i)	no Right may be exercised; and

(ii)	each Right will be evidenced by the certificate for the associated Common Share and will be transferable only together with, and will be transferred by a transfer of, such associated Common Share.

(c)
After the Separation Time and prior to the Expiration Time, the Rights (i) may be exercised, and (ii) will be transferable independent of Common Shares. Promptly following the Separation Time, the Corporation will prepare (or will arrange to have prepared) and the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time, and in respect of each Convertible Security converted into Common Shares after the Separation Time and prior to the Expiration Time promptly after such conversion, to the holder so converting (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights) at such holder~~’~~'s address as shown by the records of the Corporation (the Corporation hereby agreeing to furnish copies of such records to the Rights Agent for this purpose), (x) a Rights Certificate with registration particulars appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or securities quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and (y) a disclosure statement describing the Rights.

(d)
Rights may be exercised in whole or in part on any Business Day (or on any other day which, in the city at which an Election to Exercise (as hereinafter defined) is duly submitted to the Rights Agent in accordance with this Agreement, is not a Saturday, Sunday or a day that is treated as a holiday in such city) after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent (at its office in the City of Toronto, Canada or at any other office of the Rights Agent in the cities designated from time to time for that purpose by the Corporation), the Rights Certificate evidencing such Rights together with an Election to Exercise (an "Electionto Exercise") substantially in the form attached to the Rights Certificate duly completed, accompanied by payment by certified cheque, banker~~’~~'s draft or money order, payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for

Common Shares in a name other than that of the holder of the Rights being exercised.

(e)	Upon receipt of a Rights Certificate, with a duly completed Election to Exercise (which does not indicate that the holder so exercising is an Acquiring Person) accompanied by payment as set forth in subsection 2.2(d) above, the Rights Agent will thereupon promptly:

(i)	requisition from the transfer agent or any co-transfer agent of the Common Shares certificates for the number of Common Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)	when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Common Shares and, after receipt, deliver such cash to or to the order of the registered holder of the Rights Certificate;

(iii)	after receipt of the Common Share certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder; and

(iv)	tender to the Corporation all payments received on exercise of the Rights.

(f)
In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder~~’~~'s Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder~~’~~'s duly authorized assigns.

(g)	The Corporation covenants and agrees that it will:

(i)	take all such action as may be necessary and within its power to ensure that all Common Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Common Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(ii)	take all such action as may be necessary and within its power to comply with any applicable requirements of the CBCA, the Securities Act, the securities acts or comparable legislation of each of the other provinces of Canada, the 1933 Securities Act and the 1934 Exchange Act, and the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Common Shares upon exercise of Rights;

(iii)	use reasonable efforts to cause all Common Shares issued upon exercise of Rights to be listed on the principal exchanges or traded in the over-the-counter markets on which the Common Shares were traded immediately prior to the Stock Acquisition Date;

(iv)	cause to be reserved and kept available out of its authorized and unissued Common Shares the number of Common Shares that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights; and

(v)	pay when due and payable any and all Canadian and United States federal, provincial, and state transfer taxes (for greater certainty not including any income taxes or capital gains of the holder or exercising holder or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Common Shares, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Common Shares in a name other than that of the holder of the Rights being transferred or exercised.

2.3	Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)	In the event the Corporation shall at any time after the ~~Effective Date~~date of this Agreement and prior to the Expiration Time:
(i)	declare or pay a dividend on the Common Shares payable in Common Shares (or other securities or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other securities of the Corporation) other than pursuant to any optional stock dividend program, dividend reinvestment plan or a dividend payable on Common Shares in lieu of a regular periodic cash dividend;

(ii)	subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii)	combine or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv)	issue any Common Shares (or other capital stock or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) in respect of, in lieu of or in exchange for existing Common Shares in a reclassification, amalgamation, merger, statutory arrangement or consolidation, the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights, shall be adjusted in the manner set forth below. If the Exercise Price and number of Rights outstanding are to be adjusted (x) the Exercise Price in effect after such adjustment shall be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other securities) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof, and (y) each Right held prior to such adjustment shall become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Common Shares with respect to which the original Rights were associated (if they remain outstanding) and the Shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Common Share (or other securities) will have exactly one Right associated with it. If the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the number of securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof. If after the ~~Effective Date~~Record Time and prior to the Expiration Time the Corporation shall issue any securities other than Common Shares in a transaction of a type described in clause 2.3(a)(i) or (iv), such securities shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment. If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition to and shall be made prior to any adjustment required pursuant to Section 3.1 hereof. Adjustments pursuant to subsection 2.3(a) shall be made successively, whenever an event referred to in subsection 2.3(a) occurs.

In the event the Corporation shall at any time after the ~~Effective Date~~Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction referred to in the preceding paragraph, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Common Share.

(b)	In the event the Corporation shall at any time after the ~~Effective Date~~Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price (including the price required to be paid to purchase such convertible or exchangeable security or right per share)) less than 90% of the Market Price per Common Share on such record date, the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offer price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at such Market Price and of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable). In case such subscription price is satisfied in whole or in part by consideration in a form other than cash the value of such consideration shall be as determined in good faith by the Board whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights.

Such adjustment shall be made successively whenever such a record date is fixed. For purposes of this paragraph (b), the granting of the right to purchase Common Shares pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights or warrants by the Corporation; provided, however, that in the case of any dividend or interest reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current market price per share (determined as provided in such plans) of the Common Shares.

(c)	In the event the Corporation shall at any time after the ~~Effective Date~~Record Time and prior to the Expiration Time fix a record date for the making of a distribution to all holders of Common Shares of evidences of indebtedness or assets (other than a regular periodic cash dividend or a dividend paid in Common Shares) or rights or warrants entitling them to subscribe for or purchase Common Shares (or Convertible Securities in respect of Common Shares) at a price per Common Share (or, in the case of a Convertible Security in respect of Common Shares having a conversion or exercise price per share (including the price required to be paid to purchase such Convertible Security) less than 90% of the Market Price per Common Share on such record date (excluding those referred to in subsection 2.3(b)), the Exercise Price shall be adjusted in the manner set forth below. The Exercise Price in effect after such record date shall equal the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to each of the securities purchasable upon exercise of one Right (such determination to be described in a statement filed with the Rights Agent shall be binding on the Rights Agent and the holders of the Rights). Such adjustment shall be made successively whenever such a record date is fixed.

(d)	Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i)	the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to paragraph (a) above; and

(ii)	the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to paragraph (b) or (c) above,

subject to readjustment to reverse the same if such distribution shall not be made.

(e)	In the event the Corporation shall at any time after the ~~Effective Date~~Record Time and prior to the Expiration Time issue any securities (other than Common Shares), or rights or warrants to subscribe for or purchase any such securities, or securities convertible into or exchangeable for any such securities, in a transaction referred to in clause (a)(i) or (a)(iv) above, or if the Corporation shall take any other action (other than the issue of Common Shares) which might have a negative effect on the holders of Rights, if the Board acting in good faith determines that the adjustments contemplated by paragraphs (a), (b) and (c) above are not applicable or will not appropriately protect the interests of the holders of Rights, the Corporation may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, if the adjustments contemplated by paragraphs (a), (b) and (c) above are applicable, notwithstanding such paragraphs, the adjustments so determined by the Corporation, rather than adjustments contemplated by paragraphs (a), (b) and (c) above, shall be made. The Corporation and the Rights Agent shall amend this Agreement in accordance with subsections 5.4(b) and 5.4(c), as the case may be, to provide for such adjustments.

(f)	Each adjustment to the Exercise Price made pursuant to this Section 2.3 shall be calculated to the nearest cent. Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Corporation shall:

(i)	promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii)	promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy.

Failure to file such certificate or cause such summary to be mailed as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

(g)	Subject to Section 5.3, irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the securities so purchasable which were expressed in the initial Rights Certificates issued hereunder.

2.4	Date on Which Exercise is Effective

Each person in whose name any certificate for Common Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Common Shares represented thereby, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Common Share transfer books of the Corporation are closed, such person shall be deemed to have become the record holder of such Common Shares on, and such certificate shall be dated, the next succeeding Business Day on which the Common Share transfer books of the Corporation are open.

2.5	Execution, Authentication, Delivery and Dating of Rights Certificates

(a)	The Rights Certificates shall be executed on behalf of the Corporation by any one of a director, the Chief Executive Officer or the Chief Financial Officer of the Corporation. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates. Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature and disclosure statements describing the Rights, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and mail such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(b)	Each Rights Certificate shall be dated the date of countersignature thereof.

2.6	Registration, Registration of Transfer and Exchange

(a)	After the Separation Time, the Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Rights Agent will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b)	After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(d) below, the Corporation shall execute, and the Rights Agent shall countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder~~’~~'s instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c)	All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d)	Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder~~’~~'s attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto.

2.7	Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)	If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)	If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time (i) evidence of ownership of any Rights Certificate, (ii) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate and (iii) such security or indemnity as may be required by each of them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)	As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d)	Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights, duly issued hereunder.

2.8	Persons Deemed Owners

The Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person, in whose name a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.

2.9	Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation upon request.

2.10	Agreement of Rights Holders

Every holder of Rights by accepting the same consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights:

(a)	to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)	that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Common Share;

(c)	that, after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)	that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Common Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Common Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e)	that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided herein);

(f)	that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Common Shares and upon the sole authority of the Board acting in good faith this Agreement may be supplemented or amended from time to time as provided herein; and

(g)	that, notwithstanding anything in this Agreement to the contrary, neither the Corporation nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by any governmental authority, prohibiting or otherwise restraining performance of such obligation.

ARTICLE 3~~ARTICLE 3~~
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1	Flip-in Event

(a)	Subject to subsections 3.1(b)~~, 5.1(b), 5.1(c)~~ and ~~5.1(d) hereof,~~Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, the Corporation shall take such action as shall be necessary to ensure and provide that, within 10 Business Days thereafter or such longer period as may be required to satisfy the requirements of the applicable securities acts or comparable legislation, except as provided below, each Right shall thereafter constitute the right to purchase from the Corporation, upon exercise thereof in accordance with the terms hereof, that number of Common Shares of the Corporation having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Common Shares).

(b)	Notwithstanding the foregoing or any other provisions of this Agreement, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Stock Acquisition Date by:

(i)	an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person); or

(ii)	a transferee, direct or indirect, of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) in a transfer made after the date hereof, whether or not for consideration, that the Board acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in connection with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) that has the purpose or effect of avoiding clause (i) of this subsection 3.1(b):

shall become void and any holder of such Rights (including transferees) shall thereafter have no right to exercise such Rights under any provision of this

Agreement and shall not have any other rights whatsoever in respect of such Rights, whether under any provision of this Agreement or otherwise.

(c)	Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either clause (i) or (ii) of subsection 3.1(b) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

"The Rights represented by this Rights Certificate were Beneficially Owned by a Person who was an Acquiring Person or who was an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or was acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 3.1(b) of the Rights Agreement.";

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them.

ARTICLE 4~~ARTICLE 4~~
THE RIGHTS AGENT

4.1	General

(a)	The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Corporation may from time to time appoint such co-Rights Agents (the "Co-Rights Agents") as it may deem necessary or desirable, subject to the consent of the Rights Agent, acting reasonably. In the event the Corporation appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Corporation may determine with the approval of the Rights Agent and Co-Rights Agent. The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements reasonably incurred in the execution and administration of this Agreement and the exercise and performance of its duties hereunder (including the reasonable fees and disbursements of any expert retained by the Rights Agent with the approval of the Corporation, such approval not to be unreasonably withheld). The Corporation also agrees to fully indemnify the Rights Agent, its directors, officers, employees and agents for, and to hold them harmless against, any and all, direct or indirect loss, liability, cost, claim, action, damage, counsel fee, payment or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent or its directors, officers, employees and agents for anything done, suffered or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement and the exercise and performance of its duties hereunder, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent. In no event will the Rights Agent be liable for special, indirect, consequential or punitive loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the possibility of such damages. Any liability of the Rights Agent will be limited in the aggregate to an amount equal to the annual fee paid by the Corporation pursuant to this Agreement.

(b)	The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Common Shares, Rights Certificate, certificate for other securities of the Corporation, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper person or persons.

(c)	The Corporation shall inform the Rights Agent, in a reasonably timely manner, of events which may materially affect the administration of this Agreement by the Rights Agent. At any time, upon request, the Corporation shall provide to the Rights Agent an incumbency certificate with respect to the current directors and officers of the Corporation.

4.2	Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)	Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party or any corporation succeeding to the shareholder, shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case, at the time such successor Rights Agent succeeds to the agency created by this Agreement, any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)	In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3	Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)	The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Corporation (such approval not to be unreasonably withheld) and at the expense of the Corporation, consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert.

(b)	Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be a director, the Chief Executive Officer or the Chief Financial Officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c)	The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct.

(d)	The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Common Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e)	The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Common Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Common Shares to be issued pursuant to this Agreement or any Rights or as to whether any Common Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable.

(f)	The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

(g)	The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the

Rights Agent to be a director, the Chief Executive Officer or the Chief Financial Officer of the Corporation, and to apply to such persons for advice or instructions in connection with its duties and it shall not be liable for any action taken or suffered by it in good faith in reliance upon instructions of any such person; it is understood that instructions to the Rights Agent shall, except where circumstances make it impracticable or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as reasonably possible after the giving of such instructions.

(h)	The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Common Shares, Rights or other securities of the Corporation, or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation, or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i)	The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, omission, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof~~.~~

4.4	Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days~~’~~' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Common Shares by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. The Corporation may remove the Rights Agent upon 30 days~~’~~' notice in writing given to the Rights Agent and to each transfer agent of the Common Shares (by personal delivery, or registered or certified mail). If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent. If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then the resigning Rights Agent, at the expense of the Corporation, or any holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof~~.~~   After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall, upon the receipt of all outstanding fees and expenses, deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares, and mail a notice thereof in writing to the holders of the Rights. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5~~ARTICLE 5~~

MISCELLANEOUS

5.1	Redemption and Termination

(a)	The Board acting in good faith may, with the prior consent of holders of Common Shares or of the holders of Rights given in accordance with subsection 5.1(f) or 5.1(g), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.000001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "RedemptionPrice").

(b)	The Board acting in good faith may, with the prior consent of the holders of Common Shares given in accordance with subsection 5.1(f), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Common Shares otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares and otherwise than in the circumstances set forth in subsection 5.1(d), to waive the application of Section 3.1 to such Flip-in Event~~.~~  In the event that the Board proposes such a waiver, the Board shall extend the Separation Time to a date subsequent to and not more than 10 Business Days following the meeting of shareholders called to approve such waiver.

(c)
The Board acting in good faith may, prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived under this clause, determine, upon prior written notice to the Rights Agent, to waive the application of Section 3.1 to that Flip-in Event provided that the Flip-in Event would occur by reason of a Take-over Bid made by means of a Take-over Bid circular sent to all holders of record of Common Shares; further, provided that if the Board waives the application of Section 3.1 to such a Flip-in Event, the Board shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take~~-~~¬over Bid made by means of a Take-over Bid circular to all holders of record of Common Shares which is made prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(c).

(d)	The Board acting in good faith may, in respect of any Flip-in Event, waive the application of Section 3.1 to that Flip-in Event, provided that both of the following conditions are satisfied:

(i)	the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intent or knowledge that it would become an Acquiring Person; and

(ii)	such Acquiring Person has reduced its Beneficial Ownership of Common Shares such that at the time of waiver pursuant to this subsection 5.1(d) it is no longer an Acquiring Person.

(e)	Where, pursuant to a Permitted Bid, a Competing Permitted Bid or a Take-over Bid in respect of which the Board has waived, or is deemed to have waived, pursuant to subsection 5.1(c), the application of Section 3.1, a Person acquires outstanding

Common Shares, then the Board shall immediately upon the consummation of such acquisition without further formality and without any approval under subsection 5.4(b) or 5.4(c) be deemed to have elected to redeem the Rights at the Redemption Price.

(f)
If a redemption of Rights pursuant to subsection 5.1(a) or a waiver of a Flip-in Event pursuant to subsection 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Common Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws and the Corporation~~’~~'s by-laws.

(g)
If a redemption of Rights pursuant to subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation~~’~~'s by-laws and the CBCA with respect to meetings of shareholders of the Corporation.

(h)	Where a Take-over Bid that is not a Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all the outstanding Rights at the Redemption Price. Upon such redemption, all of the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and it shall be deemed not to have occurred and the Corporation shall be deemed to have issued replacement Rights to the holders of its then outstanding Common Shares, subject to and in accordance with the provisions of this Agreement.

(i)	If the Board elects or is deemed to have elected to redeem the Rights, and, in circumstances where subsection 5.1(a) is applicable, such redemption is approved by the holders of Common Shares or the holders of Rights in accordance with subsection 5.1(f) or (g), as the case may be, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

(j)	Within 10 Business Days of the Board electing or having been deemed to have elected to redeem the Rights or, if subsection 5.1(a) is applicable within 10 Business Days after the holders of Common Shares or the holders of Rights have approved a redemption of Rights in accordance with subsection 5.1(f) or 5.1(g), as the case may be, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at its last address as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided will be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 5.1 or in connection with the purchase of Common Shares prior to the Separation Time.

(k)	The Corporation shall give prompt written notice to the Rights Agent of any waiver of the application of Section 3.1 made by the Board under this Section ~~5.1~~3.1.
5.2	Expiration

No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsection 4.1(a) of this Agreement.

5.3	Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board to reflect any adjustment or change in the number of or kind or class of shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4	Supplements and Amendments

(a)	The Corporation may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation, rules or regulations thereunder. The Corporation may, prior to the date of the shareholders~~’~~' meeting referred to in Section 5.18, supplement, amend, vary, rescind or delete any of the provisions of this Agreement without the approval of any holders of Rights or Common Shares ~~(provided that such action would not materially adversely affect the interests of the holders of Rights generally)~~ where the Board acting in good faith deems such action necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)	Subject to subsection 5.4(a), the Corporation may, with the prior consent of the holders of Common Shares, obtained as set forth below, at any time prior to the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Common Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Corporation.

(c)	The Corporation may, with the prior consent of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto. Such consent shall be deemed to have been given if such amendment, variation or deletion is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders held in accordance with subsection 5.4(d) and representing 50% plus one of the votes cast in respect thereof.

(d)	Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of

Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof or which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders ) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Corporation~~’~~'s by-laws and the CBCA with respect to meetings of shareholders of the Corporation.

(e)	Any amendment made by the Corporation to this Agreement pursuant to subsection 5.4(a), other than any amendment to correct any clerical or typographical error, shall:

(i)	if made before the Separation Time, be submitted to the shareholders of the Corporation at the next meeting of shareholders and the shareholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment; and

(ii)	if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Corporation and the holders of Rights may, by resolution passed by the majority referred to in subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board adopting such amendment until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

(f)	The Corporation shall be required to provide the Rights Agent with notice in writing of any such amendment, rescission or variation to this Agreement as referred to in this Section 5.4 within five days of effecting such amendment, recission or variation.

(g)	Any supplement or amendment to this Agreement pursuant to subsection 5.4(b) through 5.4(e) shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority having jurisdiction over the Corporation, including without limitation any requisite approval of stock exchanges on which the Common Shares are listed.

5.5	Fractional Rights and Fractional Shares

(a)	The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid to the registered holders of the Rights Certificates, with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right in lieu of such fractional Rights as of the date such fractional Rights would otherwise be issuable. The Rights Agent shall have no obligation to make any payments in lieu of fractional Rights unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

(b)	The Corporation shall not be required to issue fractional Common Shares upon exercise of the Rights or to distribute certificates which evidence fractional Common Shares. In lieu of issuing fractional Common Shares, the Corporation shall pay to the registered holder of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Common Share at the date of such exercise. The Rights Agent shall have no obligation to make any payments in lieu of fractional Common Shares unless the Corporation shall have provided the Rights Agent with the necessary funds to pay in full all amounts payable in accordance with subsection 2.2(e).

(c)	The Rights Agent shall have no obligation to make any payments in lieu of issuing fractions of Rights or Common Shares pursuant to paragraph (a) or (b), respectively, unless and until the Corporation shall have provided to the Rights Agent the amount of cash to be paid in lieu of issuing such fractional Rights or Common Shares, as the case may be.

5.6	Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder~~’~~'s own behalf and for such holder~~’~~'s own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of, such holder~~’~~'s right to exercise such holder~~’~~'s Rights, or Rights to which he is entitled, in the manner provided in this Agreement and in such holder’'s Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7	Holder of Rights Not Deemed a Shareholder

No holder, as such, of any Rights shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Common Shares or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a shareholder of the Corporation or any right to vote for the election of ~~trustees~~directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in Section 5.8 hereof), or to receive dividends or subscription rights or otherwise, until such Rights, or Rights to which such holder is entitled, shall have been exercised in accordance with the provisions hereof.

5.8	Notice of Proposed Actions

In case the Corporation shall propose after the Separation Time and prior to the Expiration Time:

(a)	to effect or permit (in cases where the Corporation~~’~~'s permission is required) any Flip-in Event; or

(b)	to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation~~’~~'s assets, then, in each such case, the Corporation shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 10 Business Days prior to the date of taking of such proposed action by the Corporation.

5.9	Notices

Notices or demands to be given or made in connection with this Agreement by the Rights Agent or by the holder of any Rights to or on the Corporation shall be sufficiently given or made if delivered or sent by mail, postage prepaid or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Corporation following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Rights Agent) as follows:

Algonquin Power & Utilities Corp.

~~2845~~	~~Bristol~~		~~Circle~~
354	Davis		Road
Oakville,			Ontario
L6~~H~~	~~7H7~~	J	2X1
Attention:	Chief	Financial	Officer
Facsimile No.: (905) 465-4540

Notices or demands to be given or made in connection with this Agreement by the Corporation or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered or sent by mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to the Rights Agent following the giving of the notice or demand by fax), addressed (until another address is filed in writing with the Corporation) as follows:

~~CIBC Mellon~~CST Trust Company
320 Bay Street. 3rd Floor
~~C/O Canadian Stock Transfer Company~~

~~P.O Box 4202, Postal Station A~~

Toronto, ON M5~~W 0E~~H 4A6
Attn~~. Vice President, Client Services~~: Anoosheh Farzanegan, Relationship Manager
~~Fax~~Facsimile: 1-877-715-0494

Notices or demands to be given or made in connection with this Agreement by the Corporation or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, or by fax (with, in the case of fax, an original copy of the notice or demand sent by first class mail, postage prepaid, to such holder following the giving of the notice or demand by fax), addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Corporation for the Common Shares.

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Corporation and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

If mail service is or is threatened to be interrupted at a time when the Corporation or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Corporation or the Rights Agent may, notwithstanding the foregoing provisions of this Section 5.9, give such notice by means, of publication once in each of two successive weeks in the business section of The Globe and Mail and, so long as the Corporation has a transfer agent in the United States, in a daily publication in the United States designated by the Corporation, or in such other publication or publications as may be designated by the Corporation and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

5.10	Costs of Enforcement

The Corporation agrees that if the Corporation fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11	Successors

All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12	Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13	Descriptive Headings

Descriptive headings appear herein for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

5.14	Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of Ontario and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.15	Language

Les parties aux présentes ont exigé que la présente convention ainsi que tous les documents et avis qui s~~’~~'y rattachent et/ou qui en découleront soient rédigés en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in the English language.

5.16	Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

5.17	Severability

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.18	Effective Date

~~This Agreement (subject to receipt of the approval of the Independent Shareholders and the holders of all Common Shares as set forth below) is effective from the Effective Date. If this Agreement is not~~Upon being confirmed and approved by a resolution passed by a majority of the votes cast by ~~(a)~~ Independent Shareholders~~, and (b) all~~who vote in respect of confirmation and approval of this Agreement at the Corporation’s 2016 annual meeting of holders of Common Shares ~~at a meeting of shareholders~~or at any adjournment or postponement thereof, this Agreement shall be effective and in full force and effect in accordance with its terms from and after such confirmation and approval and amends, restates and replaces in its entirety the Original Agreement.

5.19	Shareholder Review
This Agreement must be reconfirmed and approved by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of such reconfirmation and approval at a meeting of holders of Common Shares to be held not later than the date ~~on which the 2010 annual meeting of shareholders of the Corporation terminates, then~~of the Corporation’s 2019 annual meeting of holders of Common Shares (or any adjournment or postponement thereof) and thereafter at such a meeting to be held, mutatis mutandis, every three years thereafter. If this Agreement is not so reconfirmed and approved or is not presented for reconfirmation and approval at any such meeting (or at any postponement or adjournment thereof), this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the close of business on that date which is the earlier of ~~(x)~~ the date of termination of the meeting called to consider the ~~Rights Planunder this Section 5.18, and (y)~~reconfirmation and approval of this Agreement and the date of termination of the ~~2010 annual meeting of shareholders of the Corporation.~~annual meeting of holdersof Common Shares in the applicable year; provided, that termination shall not occur if a Flip-in Event has occurred (other than a Flip-in Event which has been waived pursuant to this Agreement), prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.19.

~~5.19~~	~~Shareholder Review~~

~~If required by the rules and regulations of any stock exchange on which the Common Shares are then listed, at or prior to the annual meeting of the shareholders of the Corporation in 2016, provided that a Flip-in Event has not occurred prior to such time, the Board shall submit a resolution ratifying the continued existence of this Agreement to all holders of Common Shares for their consideration and, if thought advisable, approval. If such approval is not required by the rules and regulations of any stock exchange on which the Common Shares are then listed, at or prior to the annual meeting of the shareholders of the Corporation in 2016, provided that a Flip-in Event has not occurred prior to such time, the Board shall submit a resolution ratifying the continued existence of this Agreement to the Independent Shareholders for their consideration and, if thought advisable, approval. Unless the majority of the votes cast by all holders of Common Shares or the Independent~~

~~Shareholders, as applicable, who vote in respect of such resolution are voted in favour of the continued existence of this Agreement, the Board shall, immediately upon the confirmation by the Chairman of such shareholders’ meeting of the results of the votes on such resolution and without further formality, be deemed to elect to redeem the Rights at the Redemption Price.~~

5.20	Regulatory Approvals

Any obligation of the Corporation or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt securities) of the Corporation upon the exercise of Rights and any amendment or supplement to this Agreement shall be subject to the prior consent of the Toronto Stock Exchange or any other exchange upon which the Common Shares of the Corporation may be listed.

5.21	Declaration as to Non-Canadian and Non-U.S. Holders

If in the opinion of the Board (who may rely upon the advice of counsel), any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada and the United States of America, its territories and possessions, the Board acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident Fiduciary of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto. In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and a province or territory thereof and the United States of America and any state thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.22	Determinations and Actions by the Board

All actions and determinations (including all omissions with respect to the foregoing) which are done or made by the Board pursuant to this Agreement, in good faith, shall not subject any member of the Board to any liability whatsoever to the holders of the Rights.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

~~ALGONQUIN POWER & UTILITIES CORP.~~

~~PER:~~	~~(signed) “Chris Jarratt”~~

~~Name: Chris Jarratt~~

~~Title:Vice Chair~~

~~PER:~~	~~(signed) “Ian Robertson”~~

~~Name:Ian Robertson~~

~~Title:Chief Executive Officer~~

CIBC MELLON TRUST COMPANY

~~PER:~~	~~(signed)“Karen Garrod”~~

~~Name:Karen Garrod~~

~~Title:Authorized Signatory~~

~~PER:~~	~~(signed) “Charito de Vera”~~

~~Name:Charito de Vera~~

ALGONQUIN POWER & UTILITIES CORP.

PER:
Name:
Title:

PER:
Name:
Title:

CST TRUST COMPANY

PER:
Name:
Title:

PER:
Name:
Title:

~~Title:Authorized Signatory~~

EXHIBIT ~~A~~A
FORM OF RIGHTS CERTIFICATE

Certificate No. _________ _____	_________________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT. IN CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREE OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID.

Rights Certificate

This certifies that ~~____~~_____________________________________________ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Amended and Restated Shareholder Rights Plan Agreement dated as of ~~April 23, 2013,~~June 9, 2016, as such may from time to time be amended, restated, varied or replaced, (the "Rights Agreement") between Algonquin Power & Utilities Corp., corporation existing under the laws of Canada (the "Corporation"), and ~~CIBC Mellon~~CST Trust Company, a company incorporated under the laws of Canada, as Rights Agent (the "Rights Agent"), which term shall include any successor Rights Agent under the Rights Agreement, to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), ~~six~~one fully paid common ~~shares~~share of the Corporation (each, a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate together with the Form of Election to Exercise duly executed to the Rights Agent at its principal office in the City of Toronto or in such other cities as may be designated by the Corporation from time to time. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be: (i) until the Separation Time, an amount equal to three times the Market Price (as such term is defined in the Rights Agreement), from time to time, per Common Share; and (ii) from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Common Share.

In certain circumstances described in the Rights Agreement, the number of Common Shares which each Right entitles the registered holder thereof to purchase shall be adjusted as provided in the Rights Agreement.

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Rights Certificate may be redeemed by the Corporation at a redemption price of $0.000001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

No fractional Common Shares will be issued upon the exercise of any Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive ~~distributions~~dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Corporation or any right to vote for the election of ~~trustees~~directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any action of the Corporation, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive ~~distributions~~dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Corporation.

Date:

ALGONQUIN POWER & UTILITIES CORP.

By:
Authorized Officer

Countersigned:

~~CIBC MELLON~~CST TRUST COMPANY

By:
Authorized Signature

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights represented by this Rights Certificate.)

FOR VALUE RECEIVED ____________

hereby sells, assigns and transfers to _________________________________________________

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and hereby irrevocably constitutes and appoints ___________________________________~~_~~ as attorney, to transfer the within Rights on the books of the Corporation, with full power of substitution.

Dated:

Signature Guaranteed:	_______________________________________
Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian Schedule ~~1~~I chartered bank, a member of a recognized stock exchange or a member of a recognized Medallion Program (STAMP, MSP or SEMP).

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms, and the phrase "acting jointly or in concert", are used as defined in the Rights Agreement).

Dated:	_______________________________________	Signature	_______________________________________

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

NOTICE

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the

Corporation will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them (each as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.

(To be attached to each Rights Certificate)

FORM OF ELECTION TO EXERCISE

TO:ALGONQUIN POWER & UTILITIES CORP.

The undersigned hereby irrevocably elects to exercise ~~___~~___________________ whole Rights represented by the attached Rights Certificate to purchase the Common Shares (or other securities or property) issuable upon the exercise of such Rights and requests that certificates for such units (or other, securities or title to such property) be issued in the name of:

_______
(Name)

_______
(Street)

_______
(City and State or Province)

_______
(Country, Postal Code or Zip Code)

_______
SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Street)

(City and State or Province)

(Country, Postal Code or Zip Code)

SOCIAL INSURANCE, SOCIAL SECURITY OR OTHER TAXPAYER IDENTIFICATION NUMBER

Dated:

Signature Guaranteed:	Signature

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian Schedule ~~1~~I chartered bank, a member of a recognized stock exchange or a member of a recognized Medallion Program (STAMP, MSP or SEMP).

(To be completed if true)

The undersigned hereby represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or by any Person acting jointly or in concert with any of the foregoing (all capitalized terms, and the phrase "acting jointly or in concert", are used as defined in the Rights Agreement).

Dated:	Signature:

NOTICE

In the event the certification set forth above in the Form of Election to Exercise is not completed upon exercise of the Right(s) evidenced hereby or in the event that the certification set forth above in the Form of Assignment is not completed upon the assignment of the Right(s) evidenced hereby, the

Corporation will deem the Beneficial Owner of the Right(s) evidenced by this Rights Certificate to be an Acquiring Person, an Affiliate or Associate thereof or a Person acting jointly or in concert with any of them (each as defined in the Rights Agreement) and, in the case of an assignment, will affix a legend to that effect on any Rights Certificates issued in exchange for this Rights Certificate.

Schedule “I”

Emera Share Issuance Resolution

WHEREAS the Corporation and Emera entered into a strategic investment agreement dated April 29, 2011 (as amended from time to time, the “Strategic Investment Agreement”);

AND WHEREAS the Strategic Investment Agreement provides that, in certain circumstances, Emera may increase its holdings of common shares of the Corporation (“Common Shares”) up to 25% of the outstanding Common Shares of the Corporation;

AND WHEREAS the Strategic Investment Agreement contains voting covenants by Emera with respect to its holdings of Common Shares in excess of 15% of the outstanding Common Shares of the Corporation;

AND WHEREAS as of May 3, 2016, Emera holds in excess of 20% but less than 25% of the outstanding Common Shares of the Corporation;

AND WHEREAS Emera’s holdings in Common Shares may fall below 20% from time to time as a result of Common Share issuances by the Corporation or otherwise, where a corresponding Common Share issuance to Emera is not made;

RESOLVED THAT:

1.
the Corporation is authorized to issue Common Shares or securities convertible into Common Shares (“Convertible Securities”) to Emera pursuant to transactions from time to time (each, a “Transaction”) which result in Emera’s aggregate percentage holding increasing from between 15% and 20% to greater than 20%, but less than 25%, provided that such authorization shall not apply to a Transaction that closes (i) after June 9, 2019 or (ii) at a time when Emera’s percentage holding has fallen below 20% for a period of greater than thirty (30) days;

2.
for this purpose, “percentage holding” is calculated as the quotient obtained by dividing (i) the total number of Common Shares and Common Shares issuable on conversion of Convertible Securities held by Emera, by (ii) the total number of outstanding Common Shares after conversion of the Convertible Securities held by Emera, before and after the Transaction as applicable; and

3.	any director or officer of the Corporation is hereby authorized to do all things and execute all instruments and documents necessary or desirable to carry out the foregoing.

Schedule “J”

Advisory Vote on Approach to Executive Compensation of
Algonquin Power & Utilities Corp. (the “Corporation”)

RESOLVED, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, that the Shareholders accept the approach to executive compensation disclosed in the management information circular delivered in advance of the 2016 annual meeting of the Shareholders of the Corporation.

Schedule “K”

ALGONQUIN POWER & UTILITIES CORP.

MANDATE OF THE BOARD OF DIRECTORS

1.	PURPOSE

(a)
The board of directors (the “Board”) of Algonquin Power & Utilities Corp. (the “Corporation”) has the power and authority to supervise the activities and manage the investments and affairs of the Corporation. The Board, directly and through its committees, shall manage, or supervise the management of, the business and affairs of the Corporation.

2.	MEMBERSHIP, ORGANIZATION AND MEETINGS

(a)
General - The composition and organization of the Board, including: the number, qualifications and remuneration of directors; residency requirements; quorum requirements; meeting procedures and notices of meetings are as established by the Corporation’s articles of incorporation (the “Articles”) and by-laws (the “By-Laws”), as amended and restated from time to time.

(b)
Independence - The Board shall establish independence standards for the Board in accordance with the binding requirements of any stock exchanges on which the Corporation’s securities are listed and all other applicable laws (collectively, the “Applicable Requirements”), and, at least annually, shall determine the independence of each director in accordance with these standards.

(c)
Independence of Chair of the Board / Lead Director – The chair of the Board shall be an independent director, unless the Board determines that it is inappropriate to require the chair of the Board to be independent, then the independent directors shall select from their number a director who will act as “Lead Director” and who will assume responsibility for providing leadership to enhance the effectiveness and independence of the Board. The Lead Director shall be chosen at a meeting of independent directors that is not attended by non-independent Board members or management of the Corporation. The chair of the Board, if independent, or the Lead Director if the chair of the Board is not independent, shall act as the effective leader of the Board and ensure that the Board’s agenda will enable it to successfully carry out its duties. The chair of the Board shall not be the chief executive officer of the Corporation.

(d)
Access to Management and Outside Advisors - The Board shall have unrestricted access to the management and employees of the Corporation and its subsidiary entities. The Board shall have the authority to retain external legal counsel, consultants or other advisors to assist them in fulfilling their responsibilities and to set and pay the respective compensation of these advisors without consulting or obtaining the approval of any Corporation officer. The Corporation shall provide appropriate funding, as determined by the Board, for the services of these advisors.

(e)
Secretary and Minutes - The Board shall request that an officer of the Corporation, external legal counsel or any other person act as secretary of each meeting of the Board. Minutes of meetings of the Board shall be recorded and maintained and subsequently presented to the Board for approval.

(f)	Meetings Without Management - At each meeting of the Board, directors shall, under the oversight of the chair of the Board or the Lead Director, as applicable, meet without management being present.

3.	ELECTION OF DIRECTORS

(a)
Voting for Individual Directors – At each annual meeting of the Shareholders, the Corporation shall submit to its Shareholders the name of each candidate being recommended by the Board for election by the Shareholders. In an uncontested election of directors (as defined under Section 3.2), Shareholders shall be asked to vote (or withhold from voting) on each individual director (rather than on a slate of directors). In a contested election of directors, the Corporation will retain the discretion to use slate voting.

(b)
Majority Voting in Director Elections - In this Policy, an “uncontested election” shall mean an election at a Shareholder’s meeting of the Corporation in which the number of nominees for director (“Director”) shall be equal to the number of Directors to be elected. In a contested election, this Policy shall not apply and nominees shall be elected by plurality voting.

In an uncontested election of Directors, where a nominee for Director (the “SubjectDirector”) is not elected by at least a majority (50% + 1 vote) of the votes cast with regard to his or her election, the Subject Director must immediately tender resignation to the Board. The Corporate Governance Committee of the Board shall, within 90 days of the Shareholder’s meeting, determine whether to accept the Subject Director resignation, which resignation should be accepted absent exceptional circumstances. The resignation shall become effective when accepted by the Board.

As soon as practicable following receipt of the resignation of the Subject Director:

(i)	the Corporation shall issue a press release with the Board’s decision including, in the case of the Board not accepting the resignation, the reasoning behind such decision, and

(ii)
the Board may (i) leave the resultant vacancy in the Board unfilled until the next annual meeting of Shareholders of the Corporation; (ii) fill the vacancy through the appointment of a Director whom the Board considers to merit the confidence of the Shareholders of the Corporation; or (iii) call a special meeting of the Shareholders of the Corporation to consider the election of a nominee recommended by the Board to fill the vacant position.

The Subject Director shall not participate in any meeting of the Board or committee of the Board at which the resignation is considered. However, the Subject Director shall remain active and engaged in all other Board and other applicable Board committee activities, deliberations and decisions during this process. If each member of the Corporate Governance Committee received a Majority Withheld Vote at the same election, then the independent Directors who did not receive a Majority Withheld Vote shall appoint a committee amongst themselves to consider whether to accept the Subject Director resignation, provided that if the only Directors who did not receive Majority Withheld Votes in the same election constitute three or fewer Directors, all Directors may participate in the action regarding whether to accept the resignation of the Subject Directors.

This Policy, on an annual basis, shall be fully described in the materials sent to Shareholders of the Corporation in connection with a meeting at which Directors are to be elected. Following any uncontested meeting at which Directors are elected, the Corporation shall issue a news release disclosing the detailed voting results for each director candidate, which shall include one of the following:

(i)	the percentages of votes received “for” and “withheld” for each director;

(ii)	the total votes cast by ballot with the number each director received “for”; or

(iii)	the percentages and total number of votes received “for” each director.

If a formal count is not conducted, votes represented by proxy shall be disclosed.

The Board may at any time in its sole discretion supplement or amend any provision of this policy in any respect, subject to compliance with the TSX Company Manual. The Board will have the exclusive power and authority to administer this policy, including without limitation the right and power to interpret the provisions of this policy and make all determinations deemed necessary or advisable for the administration of this policy. All such actions, interpretations and determinations which are done or made by the Board in good faith will be final, conclusive and binding.

4.	FUNCTIONS AND RESPONSIBILITIES

The Board shall have the functions and responsibilities set out below. In addition to these functions and responsibilities, the Board shall perform such duties as may be required by the Applicable Requirements, the Articles and the By-Laws.

(a)	Strategic Planning

(i)
Strategic Plans - At least annually, the Board shall review and, if advisable, approve the Corporation’s strategic planning process and short- and long-term strategic plans prepared by management of the Corporation. In discharging this responsibility, the Board shall review the plans in light of management’s assessment of emerging trends, opportunities, the competitive environment, risk issues and significant business practices.

(ii)	Business Plans - The Board shall review and, if advisable, approve the Corporation’s annual business plans.

(iii)
Monitoring - At least annually, the Board shall review management’s implementation of the Corporation’s strategic and business plans. The Board shall review and, if advisable, approve any material amendments to, or variances from, these plans.

(b)	Risk Management

(i)
General - At least annually, the Board shall, with the assistance of the Audit Committee, review reports provided by management of the Corporation of material risks associated with the businesses and operations of the Corporation’s subsidiary entities, review the implementation by management of systems to manage these risks and review reports by management relating to the operation of and any material deficiencies in these systems.

(ii)
Verification of Controls - The Board shall, with the assistance of the Audit Committee, verify that internal, financial, non-financial and business control and information systems have been established by management and that the Corporation is applying appropriate standards of corporate conduct for these controls.

(c)	Human Resource Management

(i)	General - At least annually, the Board shall, with the assistance of management, review the Corporation’s approach to human resource management and executive compensation.

(ii)
Succession Review - At least annually, the Board shall, with the assistance of the Compensation Committee, as applicable, review the chair of the Board and the senior management succession plans of the Corporation including its Chief Executive Officer.

(iii)	Integrity of Senior Management - The Board shall, to the extent feasible, satisfy itself as to the integrity of senior management of the Corporation.

(d)	Corporate Governance

(i)	General - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, review the Corporation’s approach to corporate governance.

(ii)
Board Independence - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, evaluate the independence standards established by the Board and the Board’s ability to act independently from management in fulfilling its duties.

(iii)
Ethics Reporting - At least annually, the Board shall, in conjunction with the Corporate Governance Committee, review reports provided by management relating to compliance with, or material deficiencies of, the Corporation’s Code of Business Conduct and Ethics.

(e)	Financial Information

(i)
General - At least annually, the Board shall, in conjunction with the Audit Committee, review the Corporation’s internal controls relating to financial information and reports provided by management on material deficiencies in, or material changes to, these controls.

(ii)
Integrity of Financial Information - The Board shall, in conjunction with the Audit Committee, review the integrity of the Corporation’s financial information and systems, the effectiveness of internal controls and management’s assertions on internal control and disclosure control procedures.

(iii)
Financial Statements – The Board shall review the recommendation of the Audit Committee with respect to the annual financial statements and Management’s Discussion & Analysis (“MD&A”) of such financial statements to be delivered to Shareholders. If appropriate, the Board shall approve such financial statements and MD&A.

(f)	Communications

(i)
General - At least annually, the Board in conjunction with management shall review the Corporation’s overall communications strategy, including measures for receiving feedback from the Corporation’s Shareholders.

(ii)
Disclosure - At least annually, the Board shall review management’s compliance with the Corporation’s disclosure policies and procedures. The Board shall, if advisable, approve material changes to the Corporation’s disclosure policies and procedures.

(g)	Committees of the Board

(i)
Board’s Committees - The Board has established the following committees of the Board: the Audit Committee, the Corporate Governance Committee, the Disclosure Committee and the Compensation Committee. Subject to applicable law and the Articles and By-Laws of the Corporation, the Board may establish other committees or merge any committee of the Board with any other committee of the Board.

(ii)
Committee Charters - The Board has approved charters for each committee and shall approve charters for each new committee of the Board. At least annually, each charter shall be reviewed, and, based on recommendations of the Corporate Governance Committee and the chair of the Board, as applicable, approved by the Board.

(iii)	Delegation to Committees - The Board has delegated for approval or review the matters set out in each committee’s charter to that committee.

(iv)	Consideration of Committee Recommendations - As required, the Board shall consider for approval the specific matters delegated for review to committees of the Board.

(v)
Board/Committee Communication - To facilitate communication between the Board and each committee of the Board, each committee chair shall provide a report to the Board on material matters considered by the committee at the first Board meeting after each meeting of the committee.

5.	RESPONSIBILITIES OF INDIVIDUAL DIRECTORS

(a)
Responsibilities Set out in the Mandate – A director shall review and participate in the work of the Board necessary in order for the Board to discharge the duties and responsibilities set out in accordance with this mandate.

(b)	Meeting Preparation and Attendance – In connection with each meeting of the Board and each meeting of a committee of the Board of which the director is a member, a director shall:

(i)
review thoroughly the material provided to the director in connection with the meeting, provided that such review is practicable in the view of the time at which such material was delivered to the director;

(ii)	attend all scheduled meetings (absent extenuating circumstances) of the Board and meetings of committees on which a director serves; and

(iii)	attend each meeting in person to the extent practicable (unless the meeting is scheduled to be held by phone or video-conference).

(c)	Assessment – A director shall participate in such processes as may be established by the Board for assessing the Board, its committees and individual directors.

(d)	Other Responsibilities – A director shall perform such other functions as may be delegated to that director by the Board or any committee of the Board from time to time.

6.	OWNERSHIP GUIDELINES

(a)
Director Equity Ownership Guidelines – All directors are expected to maintain a meaningful equity ownership interest in the Corporation in order to align their interests with those of the Shareholders. In particular, each director shall maintain equity ownership (the

“Director Equity Guideline”) of a value equal to approximately three (3) times the value of his or her annual cash retainer.

(b)
Timing of Compliance – Directors will have up to five (5) years from the latter of the time of initial appointment or election to the Board or the adoption of the policy related to the Director Equity Guideline to achieve the Director Equity Guideline. The Board may vary the time for compliance in extenuating circumstances.

(c)
Valuation – Equity ownership will be calculated on the basis of the market value of the Common Shares of the Corporation at the time such valuation is made, subject to the Board’s discretion with regard to short-term fluctuations in the market price of the Common Shares.

7.	ORIENTATION, SELF-ASSESSMENT AND EVALUATION

(a)	Each director shall participate in orientation and continuing education programs developed for the Board.

(b)
At least annually, the Board shall along with the Corporate Governance Committee conduct regular assessments of the overall effectiveness of the Board, its committees, the chair of the Board and the chairs of the committees of the Board taking into consideration the relevant mandates and terms of reference. The Board shall also conduct an assessment of the contributions of individual directors. The assessments of individual directors will take into account, among other things, self-assessments, confidential peer-review surveys completed by each director and the consideration of the competencies and skills that each director is expected to bring to the Board.

8.	CURRENCY OF MANDATE

The mandate was last revised and approved by the Board of Directors of Algonquin Power & Utilities Corp. as of March 14, 2014.

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